As filed with the Securities and Exchange Commission on March 19, 2004

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-11

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

HomeBanc Corp.

(Exact Name of Registrant as Specified in Its Governing Instruments)

2002 Summit Boulevard, Suite 100

Atlanta, Georgia 30319

Telephone: (404) 303-4000

Facsimile: (404) 303-4069

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Patrick S. Flood

Chairman and Chief Executive Officer

HomeBanc Corp.

2002 Summit Boulevard, Suite 100

Atlanta, Georgia 30319

Telephone: (404) 303-4000

Facsimile: (404) 303-4069

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Ralph F. MacDonald, III, Esq. Mark C. Kanaly, Esq. Alston & Bird LLP One Atlantic Center 1201 West Peachtree Street Atlanta, Georgia 30309-3424 Telephone: (404) 881-7000 Facsimile: (404) 881-7777	Gerald S. Tanenbaum, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005-1702 Telephone: (212) 701-3000 Facsimile: (212) 269-5420

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this registration statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Securities Being Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)

Common Stock, par value $.01 per share	$575,000,000	$72,852.50

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Subject to completion, dated             , 2004

Prospectus

             Shares

Common Stock

HomeBanc Corp. is selling              shares of common stock and the selling shareholders identified in this prospectus are selling an additional              shares. We will not receive any of the proceeds from the sale of the shares by the selling shareholders. This is the initial public offering of our common stock and no public market exists for our common stock. We anticipate that the initial public offering price of our common stock will be between $         and $         per share.

Prior to this offering, there has been no public market for our common stock. We intend to apply to have our common stock listed on the New York Stock Exchange under the symbol “HOB.”

We are a Georgia corporation newly formed to own HomeBanc Mortgage Corporation, a residential mortgage banking company. We intend to make an election to be taxed as a real estate investment trust, or “REIT,” under the Internal Revenue Code of 1986, as amended, effective for our taxable year ending December 31, 2004

Investing in our common stock involves a high degree of risk. See “ Risk Factors” beginning on page 12.

	Per share	Total

Initial public offering price	$	$
Underwriting discounts	$	$
Proceeds to HomeBanc Corp., before expenses	$	$
Proceeds to selling shareholders, before expenses	$	$

We have granted the underwriters an option for a period of 30 days to purchase up to          additional shares of our common stock on the same terms and conditions set forth above to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to investors on                         , 2004.

JPMorgan

                        , 2004

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

The product and service names and logos used in this prospectus are service marks/trademarks or registered service marks/trademarks of HomeBanc Corp. or its affiliates. HomeBanc, A Better Way Home and A Better Way are trademarks of HomeBanc Corp. or its affiliates. Other products, services and company names mentioned in this prospectus are the service marks/trademarks of their respective owners.

Market data and forecasts used in this prospectus have been obtained from independent industry sources, from research reports prepared for other purposes and from management’s estimates. We have not independently verified the data obtained from third-party sources, and we cannot assure you of the accuracy or completeness of this data. Forecasts and other forward-looking information obtained from these sources also are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus.

i

Prospectus summary

This is only a summary and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus, including “Risk Factors” and our financial statements and related notes appearing elsewhere in this prospectus, before deciding to invest in our common stock. In this prospectus, unless the context suggests otherwise, references to “our company,” “we,” “us” and “our” mean HomeBanc Corp., including its subsidiaries. “HBMC” refers to our subsidiary, HomeBanc Mortgage Corporation. Unless indicated otherwise, the information included in this prospectus assumes no exercise by the underwriters of the overallotment option to purchase up to an additional              shares of our common stock and an initial public offering price of $     per share, which is the mid-point of the estimated range indicated on the front cover of this prospectus.

HomeBanc Corp.

We are a newly formed Georgia corporation that owns 100% of the outstanding stock of HomeBanc Mortgage Corporation, or “HBMC,” a residential mortgage banking company. HBMC and its predecessors have been in the residential mortgage loan origination business for almost 20 years. Upon completion of this offering, we intend to elect to be taxed as a REIT, with HBMC operating as our taxable REIT subsidiary. HBMC will continue to focus its origination activities primarily on prime residential mortgage loans, a portion of which will be sold by HBMC to third-parties, and a portion of which, primarily adjustable-rate prime mortgage loans, will be held by HomeBanc Corp. or a wholly owned qualified REIT subsidiary on a leveraged basis. We intend to service the loans that we hold in our portfolio. While the definition of “prime” loans varies from company to company, we consider “prime” loans to be loans that satisfy our prescribed investment criteria, namely loan product type, credit scores and loan-to-value ratios. Although we do not presently intend to actively invest in mortgage-backed securities collateralized by assets that we do not originate, we may do so from time to time in the future.

HBMC began operating independently in May 2000, following a leveraged buyout by the Atlanta-based management team and GTCR-Golden Rauner, LLC, or “GTCR,” of First Tennessee Bank National Association’s Atlanta, Georgia mortgage banking operations that operated under the name of “HomeBanc Mortgage Corporation.” Since 2001, our first full year of operation, originations have grown at a compound annual rate of 20%, from $4.1 billion in 2001 to $5.9 billion in 2003. According to the Atlanta Business Chronicle, HBMC presently is the largest originator of purchase money residential mortgage loans in Atlanta, Georgia. Our executive management team, which is comprised of 10 individuals, averages over 12 years of experience in the mortgage and financial services industries.

Our business is founded upon what we call the “Five Ps”—People, Purchase money mortgage originations, Product offerings, Process and Profitability.

People.    We believe that the success of our organization begins with our people, and their ability to provide quality customer service. Focusing on our people, we seek to recruit, train and retain only the highest quality people to provide outstanding customer service. Each of our associates completes a recruitment pre-screening exam, as well as a comprehensive training program. We have a nine week Professional Sales Development “boot camp” for sales associates and a seven week Operations Training and Certification program for operations associates. In

2002, we created the Office of People and Culture, a department that is responsible for creating a culture based on ethics and the development and satisfaction of our employees. We are ranked 39 on FORTUNE Magazine’s 2004 list of the “100 Best Companies To Work For.”

Purchase Money Mortgage Originations.    We generally focus on originating prime one-to-four family purchase money mortgage loans, rather than mortgage refinancings. During 2003, approximately 67% of our mortgage loan originations were purchase money mortgage loans, measured by total principal balance, compared to an industry average of 34%. Our purchase money mortgage loans have represented approximately two-thirds of our annual mortgage loan production since 2001. In 2000, our purchase money mortgage volume was over 90% of our total production. Purchase money mortgage originations have grown from $2.7 billion in 2001 to $3.9 billion in 2003.

We presently focus on select markets within the States of Georgia and Florida, and, beginning in 2003, North Carolina. Our goal is to focus on markets where we believe the demographics are attractive to achieve our organic growth objectives. For example, the Mortgage Bankers Association reported on March 15, 2004, that the greater-Atlanta area led the nation in single family permits for 13 consecutive years, beginning in 1991.

In addition to utilizing traditional retail mortgage loan origination channels, our purchase money mortgage origination strategy focuses on developing and expanding our strategic marketing alliances with residential realtors and home builders. During 2003, over 36% of our purchase money mortgage loan originations resulted directly from our growing strategic marketing alliances.

Product Offerings.    We offer a wide variety of residential mortgage loan products to meet different market and customer needs, including adjustable- and fixed-rate first lien mortgage loans, home equity lines of credit and other second lien mortgage loans (generally in connection with first lien mortgage loans), and a limited number of construction-to-permanent mortgage loans. In each case, we apply our loan underwriting guidelines and practices and other quality control measures to seek better returns and consistency through our origination process. We also use a consultative selling approach, utilizing statistical technology, that we believe enables us to offer our products to customers more effectively than many of our competitors. We also aggressively market our brand name and product offerings in each of our markets to develop an identity that is unique, and to enhance our visibility and customer loyalty.

Process.    We believe that our emphasis on customer satisfaction is one of the principal reasons that customers select us to satisfy their mortgage loan needs. We also believe that a high level of job satisfaction among our associates results in a higher degree of customer satisfaction. We provide a Customer Service Guarantee, where we offer an unconditional refund of our application fee if, after closing, our customers are dissatisfied for any reason. In addition, we enhance our profile, visibility and reputation through our community service, which includes fund-raising activities for the American Cancer Society and our significant involvement with Habitat for Humanity.

Profitability.    We believe that our focus on people development and purchase money mortgages, coupled with our product offerings and our customer-oriented process, distinguish our company and drive our profitability.

Historically, HBMC has sold substantially all of the mortgage loans that it originates to third parties in whole loan and securitized form. We believe that, due to the complexity of some mortgage products, the secondary mortgage loan market does not always accurately reflect their true economic value. Therefore, we believe that we can increase our returns by retaining prime adjustable-rate mortgage products. Upon completion of this offering, we intend to use leverage to retain these assets to realize this incremental value. We presently expect to continue selling the majority of our fixed-rate mortgage loans and retaining for our investment portfolio primarily adjustable-rate prime mortgage loans originated by us. These holdings will be financed primarily through securitizations treated by us as financings for financial reporting and federal income tax purposes.

Our Industry and Market Opportunity

The residential mortgage loan market is the largest consumer finance market in the United States. According to the February 17, 2004 Mortgage Financial Forecast of the Mortgage Bankers Association of America, lenders in the United States originated more than $3.8 trillion in one-to-four family mortgage loans in 2003. In its March 15, 2004 report, the Mortgage Bankers Association of America projects that mortgage loan volumes will fall to $2.5 trillion in 2004, which is primarily attributable to an expected decline in the volume of refinancings of existing mortgage loans relative to 2003. That report also projects that purchase money mortgage loan volume, representing our primary focus, will increase marginally in 2004 from $1.3 trillion in 2003. Additionally, the report projects that adjustable-rate mortgage loan originations will represent 29% of total loan volume in 2004, up from 19% in 2003.

Generally, the residential mortgage industry consists of a wide variety of brokers, banks, thrifts and securities firms operating in local, regional and national markets. Many specialize in conforming loans, jumbo loans or loans with special credit characteristics, such as “subprime” loans. Our industry is extremely competitive due to relatively low entry barriers, the ability of competitors to offer lower interest rates and fees, or operate with less stringent underwriting standards to attract customers, and the ability of many lenders to participate in our industry on an opportunistic basis. We believe that our exceptional position and reputation in the industry, our focus on high-quality prime residential mortgage loans, our customer service and strategic marketing alliances with realtors and home builders, and our experience with credit evaluation and risk-based pricing, will, over time, provide us with significant advantages over competitors who do not have comparable staffing and origination capabilities and strategic position.

We focus our origination efforts on select metropolitan areas in the Southeast. Further expansion is planned for specific markets in Georgia, Florida and North Carolina, as well as in South Carolina, Tennessee and Washington D.C. We focus on selected markets due to their attractive demographics, such as population growth and growth in one-to-four family residences. In addition to attractive demographics, the Southeast is also a leading area for mortgage originations, including purchase money mortgages.

Our Business Strategy

Our business model emphasizes retail prime residential mortgage loan originations, and is built on a foundation of people dedicated to delivering the right products and consistently high levels of customer satisfaction. We believe that our goals of sustainable growth and consistent profitability can be achieved through our strategic marketing alliances and a continued focus on purchase money mortgage originations. Our business strategy includes:

•	identifying and successfully recruiting candidates for hire through our unique candidate assessment process, which enables us to reduce turnover and increase productivity;

•	utilizing a rigorous nine week Professional Sales Development “boot camp” training program for sales associates and a seven week Operations Training and Certification program for operations associates, to attain a highly productive and committed team dedicated to consistently delivering outstanding customer service;

•	fostering and maintaining a strong corporate culture and working environment, through initiatives such as our Office of People and Culture, to promote common ideals and mutual respect among our associates that will enhance our customer experience;

•	focusing on purchase money mortgage originations, which have grown each year since 1985, notwithstanding changing market environments;

•	increasing originations through strategic marketing alliances with residential realtors and home builders who have a significant presence in their markets, which we leverage through our “store-within-a-store” strategy of maintaining an office within our partners’ store locations, thereby increasing our visibility and enhancing our relationships with our strategic alliance partners;

•	expanding our existing market penetration and extending our platform into geographic areas with favorable demographic characteristics and opportunities, with the goal of achieving mortgage loan production levels of approximately one-third in Georgia, one-third in Florida and one-third from other markets;

•	originating mostly prime residential mortgage loans through HBMC that we can either sell to third parties, or, alternatively, retain in our investment portfolio on a leveraged basis to improve returns;

•	periodically securitizing the mortgage loans that we retain as a primary means of long-term financing;

•	exceeding client expectations with point-of-service technology, innovative products and a consultative approach to delivering creative solutions customized to our customers’ needs; and

•	developing and maintaining a cost structure where approximately two-thirds of our loan origination costs are variable.

Our Competitive Advantages

We believe that we enjoy several key competitive advantages that will enable us to successfully implement our business strategy. These competitive advantages include:

•	our dedication to training, skills development and job satisfaction of our associates;

•	an experienced executive management team who average over 12 years of experience in the mortgage banking and financial services industries;

•	our strategic marketing alliances with residential realtors and home builders, that provide us with a relationship-based, point-of-sale network of purchase money residential mortgage loan originations;

•	our broad range of mortgage loan products provides our customers with a variety of options and fulfills a spectrum of needs;

•	our strong commitment to customer service, as evidenced by our Customer Service Guarantee; and

•	our direct origination model through HBMC, which provides us with advantages over many of our competitors who have no direct mortgage loan origination capabilities.

Our History

HBMC started as part of HomeBanc Federal Savings, which was chartered in 1929, and began a residential mortgage loan origination program over 20 years ago. By 1992, HomeBanc Federal Savings’ residential mortgage division had grown into one of the largest mortgage loan originators in the Atlanta, Georgia market. In 1995, a subsidiary of First Tennessee Bank National Association acquired HomeBanc Federal’s mortgage division. In May 2000, the Atlanta-based management of the mortgage division of First Tennessee Bank completed a leveraged buyout of the operations conducted under the “HomeBanc Mortgage Corporation” name. As a result of the leveraged buyout, HBMC Holdings is owned by GTCR and HBMC’s management and other associates. HBMC began independent operations as a wholly owned subsidiary of HBMC Holdings and its subsidiary, Abetterwayhome Corp.

According to the Atlanta Business Chronicle, HBMC ranked first in volume of mortgage lending in the Atlanta market from 1998 to 2002, and ranked first in Atlanta in volume of purchase money mortgage loan originations during 2003. By 2003, HBMC had reached almost $6 billion in mortgage loan production through its strategic growth initiatives.

HomeBanc Corp. was formed as a Georgia corporation in March 2004 to become the parent holding company of HBMC.

Our Recent Reorganization

In anticipation of this offering, we reorganized our structure to meet the requirements for qualification as a REIT under the Internal Revenue Code of 1986, which we believe will provide us with enhanced operating and financial flexibility and performance. In connection with our reorganization, Homebanc Corp. issued                          shares of its common stock to HBMC

Holdings in exchange for all of the outstanding shares of the common stock of Abetterwayhome Corp. that were owned by HBMC Holdings. Prior to the closing of this offering, HBMC Holdings will distribute all shares of the common stock of HomeBanc Corp. that it received in the reorganization to the holders of its common and preferred units. Holders of HBMC Holdings preferred units will receive a number of shares of our common stock that, when sold by them as selling shareholders in this offering, will result in those holders receiving net proceeds totaling $                    . This amount equals the aggregate value of the capital accounts, including accumulated but unpaid distributions, of the preferred units as of the date of the closing of this offering. All of the shares of our common stock received by holders of the preferred units of HBMC Holdings will be sold by them as selling shareholders in this offering. The remaining shares of our common stock held by HBMC Holdings will be distributed to the holders of the common units of HBMC Holdings, and a portion of these shares held by GTCR will be included among the shares sold by selling shareholders in this offering. See “Our recent reorganization.”

Our structure following the reorganization is:

All subsidiaries are 100% owned, except HomeBanc Title Partners, LLC, which is 75% owned by HomeBanc Mortgage Corporation.

Our REIT Status

As a REIT, we generally will not be subject to federal income tax on REIT taxable income that we distribute to our shareholders, but taxable income generated by Abetterwayhome Corp. and HBMC, our taxable REIT subsidiaries, will be subject to regular corporate income tax. Under the Internal Revenue Code, REITs are subject to numerous organizational and operational requirements, including a requirement that they distribute at least 90% of their REIT taxable income each year to their shareholders. If we fail to qualify for taxation as a REIT in any year, then our income will be taxed at regular corporate rates, and we may be precluded from qualifying for treatment as a REIT for the four taxable years following the year in which we failed to qualify. Even if we do qualify as a REIT for federal income tax purposes, we may still be subject to state and local taxes on our income and property and to federal income and excise taxes on our undistributed income.

Dividend Policy and Distributions

In order to qualify as a REIT, we must distribute to our shareholders at least 90% of our REIT taxable income each year. To the extent that we distribute at least 90%, but less than 100%, of our REIT taxable income in a calendar year, we will be subject to federal corporate income tax on our undistributed income. In addition, if we fail to distribute an amount during each year equal to the sum of 85% of our REIT ordinary income for that year, and 95% of our capital gain net income for that year and any undistributed income from prior periods, we will be subject to a 4% nondeductible excise tax on the excess of the required distribution over the amount we actually distributed. Please refer to the related additional information in this prospectus under the caption “Federal income tax consequences.”

Distributions to our shareholders, other than distributions designated by us as capital gain dividends, will be treated as dividends to the extent that we have current or accumulated earnings and profits. Generally, our dividends are not “qualified dividends” subject to the 15% marginal income tax rates. Please refer to the related additional information in this prospectus under the caption “Federal income tax consequences.” We intend to make regular quarterly distributions to our shareholders so that we distribute each year all or substantially all of our REIT taxable income so as to avoid paying corporate income tax and excise tax on our earnings and to qualify for the tax benefits accorded to REITs under the Internal Revenue Code. Our REIT taxable income may exceed our cash available for distribution, and the requirement to distribute a substantial portion of our net taxable income could cause us to:

•	sell assets in adverse market conditions;

•	borrow on unfavorable terms; or

•	distribute amounts that would otherwise be invested in additional mortgage loans, future acquisitions, capital expenditures or repayment of debt;

in each case, in order to comply with the REIT distribution requirements.

We presently expect to pay our first dividend following the quarter ending September 30, 2004.

Our ability to pay dividends will depend primarily on our receipt of interest and principal payments from our loans, proceeds from retained interests in securitizations of our loans, interests in other investments and any distributions that we receive from Abetterwayhome. As a taxable REIT subsidiary, Abetterwayhome Corp. will be subject to regular corporate income tax on the taxable income that it generates. We may cause Abetterwayhome Corp. to retain after-tax earnings or distribute all or a portion of its after-tax earnings to us to the extent allowable under the REIT provisions of the Internal Revenue Code. If Abetterwayhome Corp. distributes any of its after-tax earnings to us, then we intend to include that distributed amount in the dividends we pay to our shareholders and, for domestic non-corporate taxpayers, that portion of our dividends, unlike distributions of our REIT taxable income from other sources, generally will be eligible to be taxed at the current 15% maximum marginal rate for “qualified corporate dividends.” We also have the authority to make a distribution of capital or of assets. However, all distributions, and our distribution policy generally, will be subject to approval and change by our board of directors.

If we are unable to successfully execute our business plan, then we may not have cash available to pay dividends.

Stock Exchange Listing

We intend to apply to have our common stock listed on the New York Stock Exchange under the symbol “HOB.”

Restrictions on Ownership of Our Capital Stock

In order to assist us in maintaining our qualification as a REIT under the Internal Revenue Code, our articles of incorporation contain restrictions on the number of shares of our capital stock that a person may own. No person may acquire or hold, directly or constructively, after application of the attribution provisions of the Internal Revenue Code, in excess of 9.8% of (i) the aggregate Market Price (as defined in our articles of incorporation) of all outstanding shares of all classes and series of our capital stock or (ii) the aggregate Market Price (as defined in our articles of incorporation) or number, whichever is more restrictive, of the outstanding shares of our common stock. These ownership limits could delay, defer or prevent a transaction or a change in control that might involve a premium price for our common stock or which shareholders otherwise may consider to be in their best interest. Our board of directors may, in its sole discretion, waive the ownership limit with respect to a particular shareholder if it is presented with evidence satisfactory to it that the ownership of that shareholder will not then or in the future jeopardize our status as a REIT. Our articles of incorporation also prohibit certain cooperatives, governmental entities, international organizations and tax-exempt organizations that are exempt both from the unrelated business income tax and from federal income taxation from owning our stock because a tax could be imposed on us if our shares are held by those entities and we own real estate mortgage investment conduit, or REMIC, residual interests or, although the law is unclear on the matter, an interest in a taxable mortgage pool. Please refer to the information contained in this prospectus under the caption “Description of capital stock—Restrictions on Ownership and Transfer.”

Our principal executive offices are located at 2002 Summit Boulevard, Suite 100, Atlanta, Georgia 30319, and our telephone number at that address is (404) 303-4000. Our Internet website is located at www.homebanc.com. We are not incorporating the information on our website into this prospectus, and our website and the information appearing on our website are not a part of this prospectus.

The offering

Common stock offered by HomeBanc	shares.

Common stock offered by selling shareholders	shares.

Common stock to be outstanding after this offering(1)	shares.

Use of proceeds	We intend to use the net proceeds to us from this offering as follows:

•    approximately $36.9 million to repay outstanding debt, including accrued interest, owed by our subsidiary, Abetterwayhome Corp., to Bank of Montreal, incurred to finance HBMC’s buyout in May 2000 from First Tennessee Bank;

•    approximately $         to pay accrued management fees due to GTCR; and

•    the balance to fund future mortgage loan originations and securitizations, including financing the subordinated tranches in our proposed initial and subsequent mortgage-backed securitizations, and for other general corporate purposes, including working capital and potential future expansion.

We will not receive any of the estimated $ million proceeds from the sale of shares of common stock by the selling shareholders.

Risk factors

Investing in our common stock involves a high degree of risk. Please refer to the information under “Risk factors” and the other information included in this prospectus for a discussion of the factors that you should consider carefully before deciding whether to purchase our common stock.

Proposed New York Stock Exchange symbol	We intend to apply to have our common stock listed on the New York Stock Exchange under the symbol “HOB.”

(1)	Excludes shares of our common stock reserved for issuance under our Long-Term Incentive Plan, of which shares will be issued as restricted stock awards and shares will be subject to options upon closing of this offering, with the options having an exercise price equal to the initial public offering price.

Summary consolidated financial data

You should read the following summary historical consolidated financial data of HBMC Holdings, LLC in conjunction with its consolidated financial statements and related notes thereto and with “Management’s discussion and analysis of financial condition and results of operations,” which are included elsewhere in this prospectus.

The following table sets forth summary historical financial and operating data on a consolidated basis for HBMC Holdings, LLC. The historical financial data reflects our business strategy prior to the completion of this offering. We anticipate that our historical financial results will not be indicative of our future performance, in part due to certain changes in our strategy, including the retention, servicing and securitization by us of mortgage loans that we originate, following the offering. We have not presented historical financial information of HomeBanc Corp. because HomeBanc Corp. was formed in March 2004 and did not have any operations through the periods ended December 31, 2003. See “Our company.”

The summary historical balance sheet data as of December 31, 2003, 2002 and 2001 and the summary operating data for the years ended December 31, 2003, 2002 and 2001 of HBMC Holdings, LLC have been derived from the historical consolidated financial statements of HBMC Holdings, LLC, audited by Ernst & Young LLP, our independent auditors, whose report with respect to these financial statements is included elsewhere in this prospectus.

The pro forma information gives effect to our recent reorganization as if it occurred on the first day of the periods presented.

As of and for the Years Ended December 31,	2003		2002		2001

	(dollars in thousands, except per share amounts)
Operating Data:
Revenues:
Net gain on sale of mortgage loans		$90,509		$79,317		$54,646
Net interest income		11,528		6,060		5,271
Other revenue		945		32		—

Total revenues		102,982		85,409		59,917

Expenses:
Salaries and employee benefits		40,429		35,954		24,017
Marketing and promotions		16,970		9,307		6,416
Occupancy and equipment expenses		12,722		10,505		9,255
Other expenses		19,472		14,549		18,479

Total expenses		89,593		70,315		58,167

Income before income taxes		13,389		15,094		1,750
Income tax expense (benefit)		5,678		6,204		(5,820)

Net income		$7,711		$8,890		$7,570

Pro forma basic income per share	$		$		$
Pro forma diluted income per share	$		$		$
Pro forma weighted average common stock outstanding—basic
Pro forma weighted average common stock outstanding—diluted

Balance Sheet Data:
Assets:
Cash		$1,722		$5,311		$3,462
Mortgage loans held for sale		325,482		475,018		414,419
Accounts receivable		28,325		6,237		9,537
Total assets		429,895		539,901		482,867
Liabilities:
Warehouse line of credit		257,045		367,634		322,617
Loan funding payable		63,219		80,572		76,301
Debt		36,720		36,720		44,655
Total liabilities		384,983		503,050		457,516
Equity		44,891		36,851		25,351

Other Data:
Purchase money originations		$3,944,744		$3,259,736		$2,747,563
Refinancing originations		1,975,290		1,761,113		1,316,848

Total originations		$5,920,034		$5,020,849		$4,064,411

Fixed-rate originations		$2,624,534		$2,002,177		$2,763,790
Adjustable-rate originations		3,295,500		3,018,672		1,300,621

Total originations		$5,920,034		$5,020,849		$4,064,411

Average loan-to-value ratio-first lien		75.7%		75.8%		78.2%
Weighted average middle FICO credit score-first lien		713		713		709
Weighted average middle FICO credit score-second lien		725		725		734
Weighted average loan size-first lien		$183,473		$183,922		$163,835
Weighted average loan size-second lien		$42,756		$43,120		$39,027
Total mortgage sales		$5,869,183		$4,898,601		$3,893,299
Weighted average whole loan sales price over par		1.54%		1.62%		1.40%
Number of stores at period end		16		14		12
Number of realtor stores-within-a-store at period end		107		41		26
Number of employees at period end		1,180		854		699

Risk factors

You should carefully consider the risks described below together with all of the other information included in this prospectus before you decide to purchase our securities. Investing in our common stock involves a high degree of risk. Any of the following factors could harm our business and future results of operations and could result in a partial or complete loss of your investment.

Risks Related to Our Business

We Originate Mortgage Loans Primarily in the Southeast, and Any Adverse Market or Economic Conditions in that Region May Negatively Affect the Ability of Our Customers to Repay Their Loans.

Our mortgage loan originations have been, and are expected to be, concentrated in the Southeast United States. Substantially all of our residential mortgage loans in 2003 were originated with borrowers located in the States of Georgia and Florida. Any adverse market or economic conditions in the Southeast may increase the risk that our borrowers in that region are unable to make their mortgage payments. In addition, the market value of the real estate securing those mortgage loans as collateral could be adversely affected by adverse market and economic conditions in our region. Our efficiency in maximizing our proceeds from securitizations may be adversely affected by our regional focus. Any sustained period of increased payment delinquencies, foreclosures or losses caused by adverse market or economic conditions in the Southeast could adversely affect both our net interest income from loans in our portfolio as well as our ability to originate, sell and securitize loans, which would significantly harm the value of our assets, our revenues, results of operations, financial condition, business prospects and ability to make distributions to our shareholders. In addition, if the volume of home sales declines in the Southeast, then the volume of purchase money mortgages, which is our focus, likely would also decline, negatively affecting our revenues, results of operations and ability to make distributions to our shareholders.

We Were Incorporated in March 2004 and Have a Limited Operating History.

We were not formed until March 2004 in contemplation of a corporate restructuring to be undertaken by HBMC and its parent companies. HBMC, our primary operating subsidiary which originates and sells mortgage loans, has only been a separate entity since May 2000, following the management-led buyout with GTCR of the Atlanta-based mortgage division of First Tennessee Bank’s mortgage operation under the name ”HomeBanc Mortgage Corporation,” although its operating history dates to 1985.

We intend to elect to be treated as a real estate investment trust, or “REIT,” under the Internal Revenue Code, effective for our short taxable year ending on December 31, 2004, and our management has no experience in operating a REIT. If our management is unable to successfully operate our newly restructured company, including operating as a REIT, then our results of operations would suffer, and we would have less funds available for distribution to our shareholders.

As part of our corporate restructuring, we also formed Abetterwayhome Finance, LLC, Abetterwayhome Finance, LLC II, HomeBanc Funding Corp. and HomeBanc Funding Corp. II, wholly owned subsidiaries that will serve as special purpose vehicles that we will use to facilitate the aggregation and securitization of some of the mortgage loans that we originate. These entities also have no operating history, and we have no experience at operating our own securitization program. If our management is unable to successfully operate this securitization program, then our results of operations would suffer, and we would have less funds available for distribution to our shareholders.

We Rely on Key Personnel with Long-Standing Business Relationships, the Loss of Any of Whom Could Impair Our Ability to Successfully Operate Our Business.

Our future success depends, to a significant extent, on the continued services of Patrick S. Flood, our chairman of the board and chief executive officer, Kevin D. Race, our president and chief operating officer, Steve McClellan, our executive vice president and chief financial officer, Dr. Paul Lopez, our executive vice president of business development, Dr. Dwight Reighard, our executive vice president and chief people officer, and other key members of our executive management team who serve in similar capacities with HBMC. In particular, the extent and nature of the relationships that these individuals have developed with financial institutions and existing and prospective mortgage loan origination channels is critically important to the success of our business. Although we have employment agreements with Messrs. Flood, Race, McClellan, Lopez, Reighard and other key executives, these executives may not remain employed with us. We presently maintain a key person life insurance policy on Patrick S. Flood, and following this offering, we presently intend to obtain key person life insurance on some of our other executive officers. However, these insurance policies would not fully offset the loss to our business, and our organization generally, that would result from our losing the services of these key individuals. As a result, the loss of services of one or more members of our senior management team could adversely affect our ability to successfully operate our business and our prospects.

The Loss of Our Strategic Marketing Alliances, or Our Inability to Create Strategic Marketing Alliances in New Markets, Could Negatively Affect Our Results of Operations.

Our strategic marketing alliances with residential realtors and home builders have provided us with a point-of-sale network in our markets and are a key component of our business. If we should lose certain of these strategic marketing alliances, or if these alliances or the parties involved in these alliances were adversely affected, then we could experience a decline in our mortgage loan production, which would negatively affect our revenues and results of operations, and could limit our ability to pay distributions to our shareholders. In addition, if we are unable to create and establish strategic marketing alliances in new markets and add to those in our existing markets, or if we are unable to continue to successfully leverage our existing and future strategic marketing alliances, then we likely would be unable to effect our business strategy, which could negatively affect our results of operations. The profitability and success of our strategic marketing alliances could be adversely affected if other mortgage lenders adopted similar strategies and offered more attractive terms to our existing and potential alliance partners.

Our Recent Operating Results May Not Be Indicative of Our Future Operating Results, Due to Several Key Factors.

HBMC’s growth rate has benefited from recent low interest rates and a long period of economic and population growth in its markets. HBMC’s operating results went from a loss of $17.3 million for its first eight months of operation during 2000 to net income of approximately $7.7 million in 2003. We do not know whether these favorable conditions will continue. Due to stable and decreasing interest rates over recent years, HBMC’s historical performance may not be indicative of results in a rising interest rate environment. In addition, HBMC’s recent and rapid growth may distort some of its ratios and financial statistics, and our change in business strategy to include the development of a leveraged portfolio of mortgage loans that we service and to issue mortgage-backed debt securities will affect the comparability of our results and financial condition against prior periods. We will also incur additional costs as a public company. In light of this growth and change in business strategy, HBMC’s historical performance and operating and origination data may not be predictive of our future performance.

Increases in Interest Rates May Adversely Affect the Market Value of Our Assets.

Increases in interest rates may negatively affect the market value of our mortgage-related assets. Our fixed-rate securities and loans generally will be affected more negatively by these increases than our adjustable-rate securities and loans. In accordance with accounting rules, we will be required to reduce our shareholders’ equity, or book value, by the amount of any decrease in the market value of our mortgage-related assets and securities held for sale.

A decline in the market value of our assets may limit our ability to borrow additional funds or result in our lenders requiring additional collateral from us under our loan credit agreements. As a result, we could be required to sell some of our loans and investments under adverse market conditions, upon terms that are not favorable to us, in order to maintain our liquidity. If those sales are made at prices lower than the amortized costs of the investments, we will incur losses.

Increases in Interest Rates May Negatively Affect Our Earnings, Could Increase Our Competition in the Purchase Money Mortgage Market and May Decrease the Cash Available for Distribution to Our Shareholders.

As interest rates increase, the demand for consumer credit, including mortgage loans, generally decreases. Interest rates have been at historically low levels in recent years, and the Mortgage Bankers Association of America has predicted that residential mortgage loan originations will decrease in 2004 and 2005 primarily due to an anticipated decrease in refinancings of mortgages. Although we have focused on purchase money mortgages, as opposed to refinancings, in a period of rising interest rates, we expect to originate and sell fewer mortgage loans. In addition, during any period of rising interest rates, the number of refinancings in the market likely would decrease, and could result in increased competition in the purchase money mortgage market, which is our focus. Accordingly, a period of rising interest rates would negatively affect our business through fewer mortgage loan originations and increased competition, which could adversely affect the price of our common stock and the funds that we have available for distribution to our shareholders.

Changes in interest rates also may affect our net interest income, which is the difference between the interest income that we earn on our interest-earning investments and the interest expense that we incur in financing our investments through debt, including securitizations. Changes in the level of interest rates may negatively affect our ability to originate mortgage loans, the value of our assets and our ability to realize gains from the sale of our assets, all of which ultimately affect our earnings. In a period of rising interest rates, our interest expense could increase in different amounts and at different rates, while the interest that we earn on our assets may not change in the same amounts or at the same rates. We anticipate that during periods of increasing interest rates, our net income generally would be adversely affected. Interest rate fluctuations resulting in our interest expense exceeding our interest income could result in operating losses for us and may limit or eliminate our ability to make distributions to our shareholders.

We May be Unable to Effectively Hedge Against Interest Rates.

We attempt to reduce potential interest rate risks on mortgage loans that we originate through various “hedging” techniques, including forward contracts to sell our loans in the secondary market and options to deliver mortgage-backed securities to the secondary market. Our management determines the nature and quantity of hedging transactions based on various factors, including market conditions and the expected volume of mortgage loan originations and purchases. We also may be limited in the type and amount of hedging transactions we may use in the future by our need to satisfy the REIT income tests under the Internal Revenue Code. Only income from certain hedging transactions qualifies for purposes of the 95% gross income test, and no hedging income qualifies for purposes of the 75% gross income test. As a result, our ability to effectively hedge against changes in interest rates could be limited, and our business could suffer as a result.

We Intend to Leverage Our Portfolio, Which Will Exacerbate Any Losses We Incur on Our Planned Investments and May Reduce Cash Available for Distribution to Our Shareholders.

We intend to leverage our portfolio through borrowings, generally through the use of our warehouse lines of credit, our repurchase credit facilities, securitizations and other borrowings. The amount of leverage we incur will vary depending on our ability to obtain credit facilities and our lenders’ estimates of the value of our portfolio’s cash flow. The return on our investments and cash available for distribution to our shareholders may be reduced to the extent that changes in market conditions cause the costs of our financings to increase relative to the income that can be derived from the assets we hold in our portfolio. Further, the leverage on our equity may exacerbate any losses we incur.

Our debt service payments will reduce the net income available for distribution to our shareholders. We may not be able to meet our debt service obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to foreclosure or sale to satisfy our debt obligations. We intend to use leverage through repurchase agreements. A decrease in the value of the assets may lead to margin calls which we will have to satisfy. We may not have the funds available to satisfy any such margin calls. We have a target overall leverage ratio of 12 to 14 times our equity, which we may change, up or down, subject to covenants contained in our financing facilities.

Retaining Subordinated Interests Exposes Us to Increased Credit Risk.

In the future, we expect to maintain an interest in loans that we originate by retaining subordinated interests in mortgage-backed securities that include loans we originate. Subordinated interests are classes of mortgage-backed securities and mortgage loans that are subject to the senior claims of mortgage debt securities sold to investors. Losses on the underlying mortgage loans may be significant to the owner of a subordinated interest because the investments are leveraged. For example, if we retain a $10 million principal amount subordinated interest in a $100 million pool of mortgage loans that is subject to $90 million of senior mortgage-backed securities, and that pool suffers $7 million of losses, then the entire loss will be allocated to us as owner of the subordinated interest. As a result, a 7% loss on the loans would translate into a 70% loss of principal and the related interest for the owner of the subordinated interest.

Our Financing Facilities Impose Restrictions on Our Operations.

We and our subsidiaries have, and expect to have, various credit and financing arrangements with third parties to fund our respective operations. HBMC’s and Abetterwayhome Finance’s existing credit and financing arrangements impose, and the terms of our future credit and financing arrangements likely will impose, restrictions on our operations. The agreements governing our existing credit and financing arrangements contain a number of covenants that, among other things, require us to:

•	satisfy prescribed ratios of total liabilities, less loan funding payables, to tangible net worth;

•	maintain a minimum level of tangible net worth; and

•	maintain a minimum level of liquidity.

Our ability to comply with these ratios may be affected by events beyond our control. The agreements also contain covenants that, among other things, limit our ability to:

•	pay dividends or make distributions in respect of the shares or our interest in our subsidiaries;

•	incur additional debt without obtaining prior consent;

•	guaranty the debt of others;

•	make material changes in the nature of our business; and

•	sell all or substantially all of our assets or effect a merger or consolidation.

A breach of any of these restrictive covenants, or our inability to comply with the required financial ratios, could result in a default under our credit and financing arrangements. If a default occurs, then the lenders may elect to declare all of our outstanding obligations, together with accrued interest and other fees, to be immediately due and payable. If we are unable to repay outstanding borrowings when due, then the lenders under our credit and financing arrangements will have the right to proceed against the collateral granted to them to secure the debt. If our outstanding debt were to be accelerated, we cannot assure you that our assets would be sufficient to repay that debt in full, which would cause the market price of our common shares to decline significantly, and would adversely affect the cash that we have available for distribution to our shareholders.

A Prolonged Economic Slowdown, or Declining Real Estate Values, Could Negatively Affect Our Operations.

We believe that the risks associated with our business will be more acute during periods of economic slowdown or recession, especially if these periods are accompanied by declining real estate values and home purchases. Declining real estate values likely will reduce our level of new mortgage loan originations, since borrowers often use increases in the value of their existing home to support the refinancing of their existing mortgage loans or the purchase of new homes at higher prices and/or levels of borrowings. Declining real estate values also increase the likelihood that we will incur losses on loans that we are holding pending securitization in the event of a default by the borrower. Any sustained period of increased payment delinquencies, foreclosures or losses could adversely affect both our net income from loans in our portfolio as well as our ability to originate, sell, finance and securitize mortgage loans, which would significantly harm our revenues, results of operations, financial condition, business prospects, price of our common stock, our ability to make distributions to our shareholders and the value of the subordinated tranches that we hold in our mortgage loans securitizations.

An Increase in Loan Prepayments May Negatively Affect the Yields on Our Planned Investments.

The value of the mortgage loans and securitization retained interests that we hold will be affected by prepayment rates on those mortgage loans. Prepayment rates on mortgage loans are influenced by changes in current interest rates and a variety of economic, geographic and other factors beyond our control. As a result, we are unable to predict prepayment rates with any certainty.

In periods of declining mortgage loan interest rates, prepayments on mortgage loans generally increase. We likely will reinvest the proceeds that we receive from those prepayments in mortgage loans and other assets with lower yields than the yields on the mortgage loans that were prepaid. As interest rates decline, the market value of fixed-income assets generally increases. However, because of the risk of prepayment, the market value of any mortgage asset does not increase to the same extent as fixed-income securities in an environment of declining interest rates. Conversely, in periods of rising interest rates, prepayments on mortgage loans generally decrease, in which case we would not have the prepayment proceeds available to invest in assets with higher yields. Under certain interest rate and prepayment scenarios, we may fail to recoup fully the costs of our investments and mortgage loan originations.

The Mortgage Loans and the Mortgage-Backed Securities that We Hold Are Subject to the Risks of Delinquency and Foreclosure Loss, Which Could Result in Losses to Us.

Our mortgage loans are secured by residential properties and are subject to risks of loss from delinquencies and foreclosures. The ability of a borrower to repay a loan secured by residential property typically is dependent primarily upon the income or assets of the borrower. In addition, the ability of borrowers to repay their mortgage loans may be affected by, among other things:

•	property location and condition;

•	competition and demand for comparable properties;

•	changes in zoning laws for the property or its surrounding area;

•	environmental contamination at the property;

•	the occurrence of any uninsured casualty at the property;

•	changes in national, regional or local economic conditions;

•	declines in regional or local real estate values;

•	increases in interest rates or real estate taxes;

•	availability and costs of municipal services;

•	changes in governmental rules, regulations and fiscal policies, including environmental legislation and changes in tax laws; and

•	acts of God, terrorism, social unrest and civil disturbances.

In the event of a default under a mortgage loan held directly by us, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral that we can realize upon foreclosure and sale and the principal and accrued interest of the mortgage loan and the cost of foreclosing on the related property. Losses resulting from mortgage loan defaults and foreclosures could have a material adverse effect on our income and cash flow from operations, and could limit the funds that we have available for distribution to our shareholders. Our subordinated tranches in securitizations would also be affected adversely by losses on our mortgage loans that have been included in that securitization.

In the event of the bankruptcy of a mortgage loan borrower, the related mortgage loan will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy, as determined by the bankruptcy court. The lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a mortgage loan can be an expensive and lengthy process that can have a substantial negative effect on our originally anticipated return on the foreclosed mortgage loan. Residential mortgage-backed securities evidence interests in, or are secured by, pools of residential mortgage loans. Accordingly, the subordinated tranches in the mortgage-backed securities that we hold are subject to all of the risks of the underlying mortgage loans. In addition, to the extent that the mortgage loans we originate experience higher rates of delinquency and/or foreclosure, then we may be unable to securitize our mortgage loans on terms that are attractive to us, if at all.

Our Business Would Suffer if We Are Unable to Sell or Securitize the Mortgage Loans that We Originate.

We have historically sold all of the conforming mortgage loans that we originate. Our ability to sell mortgage loans depends on the availability of an active secondary market for residential mortgage loans, which, in turn, depends on the continuation of programs that currently are offered by Fannie Mae, Freddie Mac and other institutional investors upon which we rely. These entities account for a substantial portion of the secondary market in residential mortgage loans. Some of the largest participants in the secondary market, like Freddie Mac and Fannie Mae, are government-sponsored enterprises whose activities are governed by federal law. Any future changes in laws or regulations, including changes in required capital levels or changes in their oversight, that limit the activity of these government-sponsored enterprises could harm our mortgage business as it likely would disrupt prevailing spreads in the market for mortgage loans and mortgage servicing rights.

Our ability to sell mortgage loans also depends on our ability to remain eligible for the programs offered by Fannie Mae, Freddie Mac and other institutional and non-institutional investors. The criteria for mortgage loans to be accepted under these programs may be changed by the investors, and if we lose our eligibility for any reason, or if our eligibility is impaired, then our business would be harmed. Changes in laws in the states where we operate could adversely affect our ability to sell and securitize our loans. Our profitability from participating in any of these programs may vary depending on a number of factors, including our administrative costs of originating and purchasing qualifying mortgage loans, and the costs imposed upon us by the program. Any decline in our profitability from participating in these programs would harm our mortgage banking business.

In the event that we could not utilize securitization financing, we would either hold, and finance the holding of, mortgage loans that we originate, or sell mortgage loans that we originate in a pool of whole mortgage loans. The terms of these alternative transactions may not be as favorable as securitization financing, and could adversely effect our financial condition and business prospects, as well as our ability to make distributions to our shareholders.

We Have Limited Experience Servicing Mortgage Loans.

While we are an experienced mortgage loan originator, we historically have only serviced, for brief periods of generally not more than three months, the mortgage loans we have originated. Prior to December 2003, we routinely transferred the servicing responsibilities on mortgage loans that we originated—other than construction-to-permanent loans during the construction phase—to third-party servicers, shortly after our origination of the loans. Beginning in December 2003, we retained the servicing responsibilities for some of the mortgage loans that we originated.

As a result of our limited experience servicing mortgage loans, we do not have representative historical delinquency, bankruptcy, foreclosure or default experience that may be referred to for purposes of estimating the future delinquency and loss experience of the mortgage loans in the loan group that we have serviced.

Our limited servicing experience could lead to higher levels of delinquencies and realized losses than would be the case if the mortgage loans were serviced by a more experienced servicer. Any higher default rate resulting from delinquencies may negatively affect our earnings, and the amount of funds that we have available for distribution to our shareholders. Our limited experience as a servicer could adversely affect the costs of our anticipated securitizations.

We May Be Required to Repurchase Mortgage Loans that We Have Sold or to Indemnify Holders of Our Mortgage-Backed Securities.

If any of the mortgage loans that we originate and sell, or that we pledge to secure our credit facilities or mortgage-backed securities that we issue in our securitizations, do not comply with the representations and warranties that we make about the characteristics of the loans, the borrowers and the properties securing the loans, we may, in the case of loans that we have sold or financed, be required to repurchase those loans or, in the case of loans that we have securitized or sold subject to repurchase, repurchase the loans or replace them with substitute loans or cash. If we were to breach any of our representations and warranties, then we may have to bear any associated losses directly. In addition, in the case of breaches relating to loans that we have sold, we may be required to indemnify the purchasers of those loans for losses or expenses incurred as a result of a breach of a representation or warranty made by us. Also, if a borrower misses the first payment on a mortgage loan, or if the borrower pre-pays the mortgage loan within one year of its origination, we are required to repurchase the loan. Repurchased loans typically require working capital funding, and our ability to borrow against these assets is limited, which could limit the amount by which we can leverage our equity and our returns on assets and equity. Any significant repurchases or indemnification payments could significantly harm our cash flow and results of operations and limit our ability to make distributions to our shareholders.

We May Suffer Servicing Losses from Defaulted Mortgage Loans.

We do not expect to collect servicing income from the time a loan becomes delinquent until foreclosure. In addition, we may suffer losses as a servicer of loans if the proceeds from a foreclosure sale of the property underlying a defaulted loan are less than the loan’s outstanding principal balance, and accrued interest and charges, and the costs of foreclosing on the related property.

We also are affected by loan defaults and deficiencies on mortgage loans that we service. Under our servicing contracts, the servicer customarily must make advances to the owner of the loan, even when the loan is delinquent. To protect their liens on mortgaged properties, owners of loans usually require the servicer to advance the cost of mortgage and hazard insurance and tax payments on schedule, even if sufficient escrow account funds are unavailable. The servicer will be reimbursed by the mortgage owner or from liquidation proceeds for payments advanced that the servicer is unable to recover from the mortgagor, although the timing of that reimbursement is typically uncertain. In the interim, the servicer must absorb the cost of funds advanced. The servicer must also bear the costs of attempting to collect on defaulted and delinquent loans. If we are unable to recover amounts due to us, our business would suffer and our ability to make distributions to our shareholders would be negatively affected.

We May Be Subject to Losses Due to Fraudulent and Negligent Acts on the Part of Loan Applicants, Vendors and Our Employees.

When we originate mortgage loans, we rely upon information supplied by borrowers and other third parties, including information contained in the applicant’s loan application, property appraisal reports, title information and employment and income documentation. If any of this information is misrepresented or falsified and if we do not discover it prior to funding a loan, then the actual value of a loan may be significantly lower than anticipated. As a practical matter, we generally bear the risk of loss associated with any misrepresentation, whether it is made by the loan applicant, a third party or one of our employees. A loan subject to a material misrepresentation typically cannot be sold or is subject to repurchase or substitution if it is sold or securitized prior to detection of the misrepresentation. Although we may have rights against persons and entities who made or knew about the misrepresentation, those persons and entities may be difficult to locate, and it is often difficult to collect any monetary losses from them that we may have suffered.

In addition, during 2003, for less than 10% of the mortgage loans, as measured by principal balance, that we originated, we received less than full documentation of the borrower’s income and/or assets. Instead, those applicants chose a loan product in which our credit decision was based on the borrower’s credit score and credit history, the value of the property securing the loan, the effect of the loan on the borrower’s debt service requirements and the rates and terms charged by us on the loan. We believe that there is a higher risk of default on loans where there is less than full documentation of the borrower’s income and/or assets.

We Price Our Mortgage Products to Reflect Risk, But Our Pricing Terms May Not be Able to Protect Us from Loss.

In pricing and determining customer eligibility for our mortgage loan products, we consider a variety of factors, including, among other things, the amount and type of documentation of the borrower’s income and/or assets, the borrower’s credit score and history, the property value securing the loan, the effect the loan may have on the borrower’s debt service requirements and the loan-to-value ratio. We assess the risks related to each of these factors and price our loan products according to our final risk assessment. The pricing and terms of our loan products, however, may not ultimately protect us from the risk of default on certain of the loans that we originate, as those loans carrying higher prices and more onerous terms present to us a higher risk of default. In the event of defaults on these loans, we likely would experience losses, which would negatively affect our cash flows and results of operations, and would reduce our funds available for distribution to our shareholders.

We Face Competition that Could Adversely Affect Our Market Shares and Revenues.

We face competition from finance and mortgage banking companies, other mortgage REITs and Internet-based lending companies where entry barriers are relatively low, and banks, thrifts and securities brokers that are active participants in the mortgage industry. As we seek to expand our loan origination business further, we will face a significant number of additional competitors, many of which will be well established in the markets we seek to penetrate. Some of our competitors are much larger than we are, have better name recognition than we do, operate nationally or over larger market areas and have far greater financial and other resources than we do.

In addition, Fannie Mae and Freddie Mac and various Federal Home Loan Banks, are also expanding their participation in the mortgage industry. While the government-sponsored entities presently do not have the legal authority to originate mortgage loans, they do have the authority to buy loans. These entities, with their secondary market dominance, their purchasing practices and their accounting and risk management practices, could adversely affect investor perception of the mortgage industry and the desire for investors to invest in a mortgage REIT.

Competition in our industry can take many forms. Our competitors can offer lower interest rates and fees, apply less stringent underwriting standards, offer enhanced customer service and convenience in obtaining loans, and offer a wide variety of loan products through diverse marketing and distribution channels. The need to maintain mortgage loan volume in this competitive environment creates a risk of price and quality competition in the mortgage industry. Price competition could cause us to lower the interest rates that we charge borrowers, which could reduce our profitability and the value of our loans we sell or retain in our portfolio. If our competitors adopt less stringent underwriting standards, we may be pressured to do so as well. If we do not relax underwriting standards in response to our competitors, we may lose market share. If we relax our underwriting standards in response to price competition, we may be exposed to higher credit risk without receiving adequate fees and interest to compensate for the higher risk. Any increase in these pricing and underwriting pressures could reduce the volume of our loan originations and sales and significantly harm our business, financial condition, liquidity, results of operations and ability to make distributions to our shareholders.

If We Do Not Manage Our Growth Effectively, Our Financial Performance Could Be Harmed.

In recent years, HBMC has experienced growth at rates that has applied pressure to its management, administrative, operational and financial infrastructure. If we continue to experience similar rapid growth following this offering, we may continue to experience those and other pressures on our organization, including the need to hire additional experienced personnel to meet our needs as a public REIT. An increase in the size of our operations may make it more difficult for us to originate quality loans in accordance with our current mortgage loan origination focus and strategies. We expect to need to attract and hire additional experienced managers and loan officers in a competitive hiring environment to expand our business and, at the same time, continue to upgrade and expand our financial, operational and managerial systems and controls. We cannot assure you that we will be able to meet our capital needs, expand our systems effectively or hire and retain qualified employees in sufficient numbers to meet our requirements. Any failure by us to manage our growth effectively may negatively affect our business, financial condition, liquidity, profitability and ability to make distributions to our shareholders.

An Interruption in Service or Breach in Security of Our Information Systems Could Impair Our Ability to Originate Loans on a Timely Basis and May Result in Lost Business, Which May Never Be Recovered.

We rely heavily upon communications and information systems to conduct our business. Failures or interruptions in service or breaches in security of our information systems or the third-party information systems on which we may from time to time rely could cause delays in our underwriting, credit risk assessments and other areas and could result in fewer loan applications being received and processed and reduced efficiency in loan servicing. We cannot assure you that no material failures or interruptions will occur or, if they do occur, that we or the third parties on whom we rely will adequately address them. The occurrence of any failures or interruptions could significantly harm our customer relations and our business.

Our Business Operations Are Subject to Complex Laws and Regulations at the Federal, State and Local Levels.

We must comply with the laws, rules and regulations, as well as judicial and administrative decisions, of all jurisdictions where we originate mortgage loans, as well as an extensive body of federal laws, rules and regulations. The volume of new or modified laws, rules, regulations and licensing requirements applicable to our business has increased in recent years, and individual municipalities have also begun to enact laws, rules and regulations that restrict or otherwise affect loan origination activities and, in some cases, loan servicing activities. The laws, rules and regulations of each of these jurisdictions are different, complex and, in some cases, in direct conflict with each other. It may be more difficult to identify comprehensively, to interpret accurately and program properly our information systems and to effectively train our personnel with respect to all of these laws, rules and regulations, thereby potentially increasing the risks of non-compliance with these laws, rules and regulations. Unlike our national bank and federally-chartered thrift competitors, we have no ability to use federal law to preempt any of these state and local laws.

Our failure to comply with these laws, rules and regulations can lead to, among other things:

•	civil and criminal liability, including potential monetary penalties;

•	loss of licenses or permits to do business in certain jurisdictions;

•	legal defenses giving the borrower the right to rescind or cancel a loan transaction;

•	demands for indemnification or loan repurchases from purchasers of our loans; and/or

•	administrative orders and enforcement.

It is difficult to determine the effect that any of these outcomes could have on our business operations, and, even if without an appropriate legal basis, their occurrence would likely result in unforeseeable expenses and a distraction to management.

Some states in which we operate may impose regulatory requirements on our officers and directors. If any officer or director fails to meet or refuses to comply with a state’s applicable regulatory requirements for mortgage lending, then we could lose our authority to conduct business in that state. The loss of our authority to conduct business in a state, for this or any other reason, could have a material adverse effect on our business, financial condition, liquidity and results of operations and limit our ability to make distributions to our shareholders.

On March 17, 2004, we received a letter from the U.S. Department of Housing and Urban Development (HUD) requesting information to determine whether we may have violated the Real Estate Settlement Procedures Act (RESPA) in connection with our strategic marketing alliances. RESPA prohibits the payment and receipt of fees for the referral of business incident to real estate settlement services, such as the making of a mortgage loan. RESPA, however, permits the payment of reasonable value for services actually performed and goods and facilities actually provided. Our strategic marketing alliance agreements provide flat monthly fees to realtors and home builders for the rental of space and the performance of services. Accordingly, we believe that our strategic marketing alliances comply with RESPA.

New Legislation May Restrict Our Ability to Make Mortgage Loans, Which Would Negatively Affect Our Revenues.

In recent years, federal and several state and local laws, rules and regulations have been adopted, or are under consideration, that are intended to eliminate certain lending practices, often referred to as “predatory” lending practices, that are considered to be abusive. Several of these laws, rules and regulations restrict commonly accepted lending activities and could impose additional costly and burdensome compliance requirements on us. These laws, rules and regulations impose certain restrictions on loans that charge certain points and fees or that have an annual percentage rate, or “APR,” that equal or exceed specified thresholds. Some of these restrictions could expose us to risks of litigation and regulatory sanction regardless of how carefully a loan is underwritten. In addition, an increasing number of these laws, rules and regulations seek to impose liability for violations on the purchasers of mortgage loans, regardless of whether a purchaser knew of or participated in the violation. Accordingly, the third parties that buy our loans or provide financing for our loan originations may not want, and are not contractually required, to buy or finance loans that do not comply with these laws, rules and regulations. These laws, rules and regulations have required us to develop systems and procedures to ensure that we do not violate any aspect of these new requirements and may prevent us from making certain loans and cause us to reduce the APR or the points and fees we charge on the mortgage loans that we originate. Our competitors that are banks or federal thrifts may not be subject to these state laws, as federal bank regulators have preempted state laws for these competitors. Although these predatory lending laws currently are state or local laws, Congress has recently begun discussing possible federal predatory lending legislation, which, if adopted, would preempt inconsistent state laws.

Our goal is to avoid originating loans that meet or exceed the applicable APR or points and fees thresholds of these laws, rules and regulations in states where we operate. If we elect to relax our self-imposed restrictions on originating loans subject to these laws, rules and regulations, we will be subject to greater risks for actual or perceived non-compliance with the laws, rules and regulations, including demands for indemnification or loan repurchases from the parties to whom we broker or sell loans, class action lawsuits, increased defenses to foreclosure of individual loans in default, individual claims for significant monetary damages and administrative enforcement actions. Any of the foregoing could significantly harm our business, cash flow, financial condition, liquidity and results of operations, and could limit our ability to make distributions to our shareholders.

The Mortgage Banking Business is Seasonal, and Our Operating Results Will Suffer if Our Mortgage Banking Business Volume During Peak Periods Is Less than Expected.

The mortgage banking industry generally is subject to seasonal variations. These variations reflect the national pattern of sales and resales of homes in our markets. Purchase money mortgage loan originations generally experience greater seasonal fluctuations than refinancings, which tend to be less seasonal and more closely related to changes in interest rates. Sales and resales of homes in our markets typically peak during the spring and summer seasons and decline to lower levels from mid-November through February, although the variations may be less in the Southeast than in other areas where the winter weather is more severe. In addition, delinquency rates typically rise in the winter months, which results in higher servicing costs in our mortgage banking operations. Historically we have realized our largest revenues from origination volumes in the second and third calendar quarters of each year. The magnitude of seasonal variations is beyond our control and could adversely affect our business, especially if we are unable to take advantage of increased mortgage volume during peak periods, or if peak periods do not produce anticipated mortgage volume. These variations also will affect our quarterly results of operations and our cash and capital requirements and the amounts available, without borrowing, for distribution to our shareholders.

Risks Related to This Offering

There Presently Is No Public Market for Our Common Stock, and an Active Trading Market for Our Common Stock May Not Develop or Be Sustained After this Offering.

Prior to this offering, there has been no public market for our common stock. We have applied to list our common stock on the New York Stock Exchange in connection with this offering, but even if our common stock is approved for listing, an active trading market for our common stock may not develop or be sustained. Our common stock may have limited trading volume, and many investors may not be interested in owning our common stock because of the inability to acquire or sell a substantial block of our common stock at one time. This illiquidity could have an adverse effect on the market price of our common stock. In addition, a shareholder’s ability to borrow funds secured by our common stock may be limited because lenders may be unwilling to accept the pledge of large amounts of securities having such a limited market. A substantial sale of our common stock could have a material adverse effect on the market price of our common stock.

Our Stock Price and Trading Volume May Be Volatile, Which Could Result in Substantial Losses to Our Shareholders.

Even if an active trading market develops for our common stock after this offering, the market price of our common stock may be highly volatile and be subject to wide fluctuations. The equity securities markets recently have experienced volatility, creating highly variable and unpredictable pricing of equity securities. The market price of our common stock could change in ways that may or may not be related to our business, our industry or our operating performance and financial condition. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	general economic conditions;

•	actual or anticipated changes in our future financial performance;

•	changes in financial estimates by securities analysts;

•	changes in market interest rates;

•	competitive developments, including announcements by us or our competitors of new products or services or significant contracts, acquisitions, strategic partnerships or capital commitments;

•	the operations and stock performance of our competitors;

•	developments in the mortgage lending industry or the financial services and REIT sectors generally or future announcements concerning the institutions with whom we have relationships, or the real estate or mortgage lending industries generally;

•	the effects of new state or federal legislation, or court decisions, or regulatory actions affecting our activities or the activities of lenders or suppliers of credit in our markets;

•	changes in tax laws;

•	fluctuations in our quarterly operating results;

•	additions or departures of senior management and key personnel;

•	actions by institutional shareholders; and

•	general market and economic conditions.

Many of these factors are beyond our control, and we cannot predict their potential effects on the price of our common stock. If the market price of our common stock declines, you may be unable to resell your common stock at or above the initial public offering price. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly, including a decline below the initial public offering price, in the future. In addition, the stock markets in general can experience considerable price and volume fluctuations.

If You Purchase Shares in this Offering, You Will Experience Immediate and Substantial Dilution.

We expect the offering price of our common stock to be higher than the book value per share of our common stock immediately following the offering. Accordingly, if you purchase common stock in this offering, you will experience immediate dilution of approximately $             in net

tangible book value per share immediately following the offering. This means that investors who purchase shares will pay a price per share that exceeds the book value of our tangible assets less our liabilities following the completion of this offering. See “Dilution.”

We Have Not Established a Minimum Dividend Payment Level and We May Not Have the Ability to Pay Dividends to You in the Future.

We intend to pay dividends to our shareholders of all or substantially all of our REIT taxable income in each year in at least the amount needed to preserve our REIT status. We presently expect to pay our first quarterly dividend after September 30, 2004. We have not established a minimum dividend payment level, and our ability to pay dividends may be adversely affected by the risk factors described in this prospectus. In addition, some of our distributions may include a return of capital. All dividends will be made at the discretion of our board of directors and will depend on our earnings, our financial condition, including cash, liquidity and borrowing capacity, maintenance of our REIT status and other factors that our board of directors determines relevant from time to time. We cannot predict our ability to pay dividends to you in the future.

Future Sales of Shares of Our Common Stock, Including Shares of Common Stock Held by Our Insiders, May Depress the Price of Our Common Stock.

Any sales of a substantial number of shares of our common stock, or the perception that those sales might occur, may cause the market price of our common stock to decline. All of the shares of our common stock sold in this offering will be freely transferable by persons other than our affiliates and those persons subject to lock-up agreements, without restriction or further registration under the Securities Act of 1933. Substantially all of the remaining shares of our common stock will be held by our directors, our executive officers, our employees, purchasers pursuant to our directed share program, and GTCR, each of whom have agreed with the underwriters not to sell the common stock they hold earlier than 180 days after the date of this prospectus. See “Shares eligible for future sale—Sales of Restricted Shares” and “—Lock-up Agreements.”

These lock-up agreements prohibit each of our executive officers, our directors, our employees, purchasers pursuant to our directed share program and GTCR from selling or otherwise disposing of shares of our common stock except in limited circumstances. The lock-up agreements are only contractual agreements, and J.P. Morgan Securities Inc., at its discretion, can waive the restrictions of any lock-up agreement at an earlier time without prior public notice or announcement and allow any person subject to a lock-up agreement to sell shares of common stock prior to the expiration of the 180-day period. If the restrictions in the lock-up agreement are waived, shares of our common stock will be available for sale into the public market, subject to applicable securities laws and any share ownership policy for directors and executive officers that we may adopt, which could reduce the market price for shares of our common stock. We are unable to predict whether significant numbers of shares will be sold in the open market in anticipation of or following a sale by insiders.

We May Issue Additional Shares of Our Common Stock in the Future, Which Would Dilute Your Ownership If You Did Not, or Were Not Permitted to, Invest in the Additional Issuances.

Our articles of incorporation will authorize our board of directors, without your approval, to, among other things:

•	issue additional common stock or issue preferred stock in connection with future equity offerings and acquisitions of securities or assets of other companies; and

•	set the preferences, rights and other terms of preferred stock of various series, including preference rights over the common stock with respect to dividends, liquidation, voting and other matters.

The issuance of any additional shares could be substantially dilutive to our shareholders if they elect not to invest in future offerings. Moreover, to the extent that we issue options or warrants to purchase our common stock in the future and those option or warrants are exercised, our shareholders may experience further dilution. Holders of our shares have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series.

We May Issue Debt and Equity Securities Which Are Senior to Our Common Stock as to Distributions and in Liquidation, Which Could Negatively Affect the Value of Our Common Stock.

In the future, we may attempt to increase our capital resources by entering into debt or debt-like financing, that is unsecured or secured by all or up to all our assets, issuing debt or equity securities, which could include issuances of commercial paper, medium-term notes, senior or subordinated notes, and preferred stock or common stock. In the event of our liquidation, our lenders and holders of our debt securities would receive a distribution of our available assets before distributions to the holders of our common stock. Our preferred stock, if issued, may have a preference with respect to distributions and upon liquidation, which could further limit our ability to make distributions to our shareholders. We expect that our leverage strategy will require us to seek substantial amounts of commercial credit and issue debt securities to support our asset growth. Because our decision to incur debt and issue securities in our future offerings will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings and debt financings. Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future. Thus, you will bear the risk of our future offerings reducing the value of your shares of common stock and diluting your interest in us.

Changes in Market Interest Rates May Adversely Affect the Price of Our Common Stock.

The market price of our common stock could be influenced by the yields on alternative investments. An increase in market interest rates could result in higher yields on other investments and could adversely affect the market, volume and price of our common stock. Furthermore, investors may be attracted to buying and/or selling shares of a REIT based on the dividends on the shares, considered as a percentage of the price of the shares, relative to market interest rates. If market interest rates increase, prospective purchasers of our shares may expect a higher distribution rate, although our business and profitability likely will be adversely affected by such changes, making it more difficult to maintain or increase our dividends. As rates increase, the market price of our shares could therefore decrease.

Our Earnings and Cash Distributions May Affect the Market Price of Our Common Stock.

Generally, the market value of a REIT’s equity securities is based on the market’s perception of the REIT’s growth potential and its current and potential future cash distributions, whether from operations, sales, acquisitions or refinancings, and on the value of the REIT’s underlying assets. For that reason, shares of our common stock may trade in the public market at prices that are higher or lower than our net asset value per share. Should we retain operating cash flow for investment purposes or working capital reserves instead of distributing the cash flow to you, the retained funds, while increasing the value of our underlying assets, may negatively affect the market price of our common stock. Our failure to meet market expectations with respect to earnings and cash distributions could adversely affect the market price of our common stock.

Our Management Will Have Broad Discretion in the Use of Net Proceeds from this Offering and May Not be Able to Use them Effectively.

As of the date of this prospectus, we cannot specify with certainty the amounts we will spend on particular uses from the net proceeds that we will receive from this offering. Our management will have broad discretion in the application of these net proceeds, but currently intends to use them as described in “Use of proceeds.” If we are unable to apply these net proceeds effectively, it could adversely affect our ability to continue to develop our business.

Tax Risks Related to Our Business and Structure

Failure to Qualify as a REIT Would Negatively Affect Our Operations and Our Ability to Make Distributions to Our Shareholders.

We intend to operate so as to qualify as a REIT for federal income tax purposes. We have received an opinion of our legal counsel, Alston & Bird LLP, that, based on certain assumptions and representations, and based on our present and proposed methods of operation, we are in a position to qualify for taxation as a REIT under the federal income tax laws for our short taxable year that will end December 31, 2004. Investors should be aware, however, that opinions of counsel are not binding on the Internal Revenue Service, or “IRS,” or any court. The REIT qualification opinion only represents the view of Alston & Bird LLP based on its review and analysis of existing law, which includes no controlling precedent. Furthermore, both the validity of the opinion and our qualification as a REIT will depend on our ability to meet various requirements concerning, among other things, the ownership of our outstanding stock, the nature of our assets, the sources of our income and the amount of our distributions to our shareholders. See “Federal income tax consequences – Taxation of Our Company as a REIT.”

If we fail to qualify as a REIT in any taxable year, then we would be subject to federal income taxation (including any applicable alternative minimum taxation) on our taxable income at regular corporate rates. In addition, we generally would be disqualified from treatment as a REIT for the four taxable years following the year in which we lost our REIT status. Failing to obtain, or losing, our REIT status would reduce our net earnings available for investment or distribution to shareholders because of the additional tax liability, and we would no longer be required to make distributions to shareholders. We might be forced to borrow additional funds or liquidate some of our investments in order to pay the applicable tax.

REIT Distribution Requirements Could Negatively Affect Our Liquidity.

In order to qualify as a REIT, we generally are required each year to distribute to our shareholders at least 90% of our REIT taxable income, excluding any net capital gain. To the extent that we distribute at least 90%, but less than 100%, of our REIT taxable income, we will be subject to corporate income taxation on our undistributed REIT taxable income. In addition, with respect to any calendar year, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by us are less than the sum of:

(1)	85% of our ordinary REIT income for that year;

(2)	95% of our REIT capital gain net income for that year; and

(3)	100% of our undistributed REIT taxable income from prior years.

We intend to make distributions to our shareholders to comply with the 90% distribution requirement and to avoid corporate income tax and the nondeductible excise tax. However, differences in timing between the recognition of REIT taxable income and the actual receipt of cash could require us to sell assets or to borrow funds to meet these REIT requirements.

Some of our assets may generate substantial mismatches between REIT taxable income and available cash. As a result, our taxable income may exceed our cash available for distribution, and the requirement to distribute at least 90% of our net taxable income could cause us to:

•	sell assets in adverse market conditions;

•	borrow on unfavorable terms; or

•	distribute amounts that would otherwise be invested in earning assets, future acquisitions, capital expenditures or repayment of debt.

Further, amounts distributed will not be available to fund our operating activities. We expect to fund our mortgage loan origination and other operating activities, initially, by raising capital in this offering and, subsequently, through borrowings from financial institutions, along with securitization financings. If we fail to obtain debt or equity capital in the future, then we may be unable to grow our company, which could have a negative effect on the value of our common stock.

Complying with REIT Requirements May Limit Our Ability to Effectively Hedge Our Interest Rate Risk.

The REIT provisions of the Internal Revenue Code may limit our ability to hedge our potential exposure to changes in interest rates by requiring us to limit our income in each year from qualified hedges, together with any other income not generated from qualified real estate assets, to no more than 25% of our gross income. In addition, we must limit our aggregate income from non-qualified hedging transactions, from our provision of services and from other non-qualifying sources, to no more than 5% of our annual gross income. As a result, we may have to limit our use of hedging techniques that might otherwise be attractive to us. This could result in greater risks associated with changes in interest rates than we would otherwise incur. If we were to violate one or both of the REIT gross income tests, then we would be subject to a penalty tax generally equal to the greater of (i) the amount by which we fail the 75% gross income test or (ii) the amount by which 90% of our gross income (excluding gross income from prohibited transactions) exceeds the amount of our income qualifying under the 95% gross income test, in either case multiplied by a fraction intended to reflect our profitability. If we fail to satisfy the REIT gross income tests, unless our failure was due to reasonable cause and not due to willful neglect, then we could lose our REIT status for federal income tax purposes.

The Tax on Prohibited Transactions Will Limit Our Ability to Engage in Transactions, Including Certain Methods of Securitizing Our Loans, that Would be Treated as Sales for Federal Income Tax Purposes.

A REIT’s net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, but including mortgage loans, held primarily for sale to customers in the ordinary course of business. We might be subject to this tax if we were to sell a loan or securitize loans in a manner that was treated as a sale for federal income tax purposes. Therefore, in order to avoid the prohibited transactions tax, we may limit the structures that we utilize for our securitization transactions even though such sales or structures might otherwise be beneficial for us.

Complying with REIT Requirements May Cause Us to Forego Otherwise Attractive Opportunities.

In order to qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts that we distribute to our shareholders and the ownership of our stock. We may be required to make distributions to our shareholders at disadvantageous times or when we do not have funds readily available for distribution or where we have opportunities to reinvest those funds in attractive businesses or assets. Therefore, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

Recent Changes in Taxation of Corporate Dividends May Negatively Affect the Value of Our Common Stock.

The Jobs and Growth Tax Relief Reconciliation Act of 2003, among other things, generally reduces to 15% the maximum marginal rate of tax payable by domestic noncorporate taxpayers on dividends received from a regular subchapter C corporation. This reduced tax rate, however, generally will not apply to dividends paid to domestic noncorporate taxpayers by a REIT on its stock, except for certain limited amounts. This legislation could cause domestic noncorporate investors to view the stock of non-REIT subchapter C corporations as more attractive relative to the stock of a REIT than was the case prior to the enactment of the legislation, because dividends from non-REIT subchapter C corporations generally will be taxed at a lower rate to the investor while dividends from REITs generally will be taxed at the same rate as the investor’s other ordinary income. We cannot predict what effect, if any, the enactment of this legislation may have on the value of the stock of REITs in general or on our common stock in particular, either in terms of absolute price or relative to other investments.

Risks Related to Our Company, Structure and Change in Control Provisions

Maintenance of Our Investment Company Act Exemption Imposes Limits on Our Operations.

We intend to conduct our operations so as not to become regulated as an investment company under the Investment Company Act of 1940. Accordingly, we do not expect to be subject to the restrictive provisions of the Investment Company Act. The Investment Company Act excludes from regulation entities that are primarily engaged in the business of purchasing or otherwise acquiring “mortgages and other liens on and interests in real estate.” Under the current interpretations of the Staff of the Securities and Exchange Commission, in order to qualify for this exemption, we must, among other things, maintain at least 55% of our assets directly in mortgage loans, qualifying pass-through certificates and certain other qualifying interests in real estate and an additional 25% of our assets in the same type of assets. In addition, unless certain mortgage-backed securities represent all the certificates issued with respect to an underlying pool of mortgage loans, such securities may be treated as securities separate from the underlying mortgage loans, and thus may not qualify as qualifying interests in real estate for purposes of the 55% requirement. To maintain the exemption, the assets that we may acquire will be limited by the provisions of the Investment Company Act and the rules and regulations promulgated under this Act. In addition, we could, among other things, be required either:

(1)	to change the manner in which we conduct our operations to avoid being required to register as an investment company; or

(2)	to register as an investment company;

either of which could have an adverse effect on our operations, our governance and costs and the market price for our common stock. Our failure to qualify for exemption from registration as an investment company could therefore substantially reduce our ability to use leverage, and we would be unable to conduct our business as described in this prospectus. Any such failure to qualify for such exemption would have a material adverse affect on our results of operations.

The Stock Ownership Limit Imposed by Our Articles of Incorporation May Inhibit Market Activity in Our Stock and May Restrict Our Business Combination Opportunities.

In order for us to qualify as a REIT under the Internal Revenue Code, our shares of capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made), or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of our outstanding shares of capital stock may be owned, directly or constructively (by virtue of the attribution provisions of the Internal Revenue Code), by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). Our articles of incorporation, with certain exceptions, authorize our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT and provide that, unless exempted by our board of directors, no person may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, in excess of 9.8% of:

•	the aggregate Market Price (as defined in our articles of incorporation) of all outstanding shares of all classes and series of our capital stock, or

•	the aggregate Market Price or the number of shares, whichever is more restrictive, of the outstanding shares of our common stock.

Our board of directors, in its sole discretion, may grant an exemption from that ownership limit, subject to any conditions, representations and undertakings as it may determine. This ownership limit could delay, defer or prevent a transaction or a change in control that might involve a premium price for our common stock or which shareholders otherwise may consider to be in their best interest.

Our Executive Officers Have Agreements that Provide Them with Benefits in the Event Their Employment Is Terminated Following a Change of Control.

We have entered into agreements with the members of our senior management team, Messrs. Flood, Race, McClellan, Lopez and Reighard, that provide them with severance benefits if their employment ends under specified circumstances following a change in control. These benefits could increase the cost to a potential acquirer of us and thereby prevent or discourage a change of control that might involve a premium price for your shares or which our shareholders may otherwise consider desirable.

Certain Provisions of Georgia Law and Our Articles of Incorporation and Bylaws Could Hinder, Delay or Prevent a Change in Control of Our Company, Which Could Have an Adverse Effect on the Value of Our Common Stock.

Certain provisions of our articles of incorporation, our bylaws and Georgia law could have the effect of discouraging a third party from acquiring control of us without the approval of our board of directors. These provisions may delay, deter or prevent tender offers or takeover attempts that our shareholders may believe are in their best interests, including tender offers or attempts that might allow shareholders to receive premiums over the market price of their common stock.

Special cautionary note regarding

forward-looking statements

Some of the statements made under the captions “Prospectus summary,” “Risk factors,” “Dividend policy and distributions,” “Management’s discussion and analysis of financial condition and results of operations,” “Our company” and elsewhere in the prospectus are forward-looking statements. Forward-looking statements relate to objectives, goals, expectations, beliefs, projections, plans, strategies, anticipated events or trends, assumptions, estimates, intentions and future performance, and similar expressions.

All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify forward-looking statements by our use of forward-looking terminology such as “seek,” “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe,” “could,” “should,” “plan,” “potential, “continue,” “contemplate,” “target” and other similar words and expressions of the future.

Forward-looking statements are based on our beliefs, plans, goals, objectives, anticipations, assumptions, estimates, intentions and expectations of our future performance, taking into account all information that is currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. These forward-looking statements may not be realized due to a variety of factors, including, without limitation:

•	the factors referenced in this prospectus, including those set forth under the sections captioned “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and “Our company;”

•	future economic and business conditions, and consumer confidence;

•	government monetary and fiscal policies;

•	the effects of changes in interest rates and the yield curve, especially residential mortgage interest rates on the demand for and composition of our loan products, and upon our costs of financing, the value of our mortgage loans held and on prepayment rates on mortgage loans;

•	the failure of assumptions underlying the establishment of reserves for possible loan losses and other estimates, including those used to develop hedging and interest rate risk management strategies;

•	changes in laws and regulations, including changes in tax laws and regulations;

•	changes in accounting policies, rules and practices;

•	the effects of war or other conflicts, acts of terrorism or other catastrophic events;

•	the risks of entering new markets or products, and the risks of mergers, or acquisitions and joint ventures, including the costs of integrating new operations, and the risk of failure of achieving anticipated revenue growth and/or expense savings from such activities;

•	general volatility of the capital markets and the market price of our common stock;

•	changes in prepayment rates on our mortgage-backed securities investments;

•	the availability of capital and our ability to borrow at favorable rates and terms;

•	changes in our industry or in the rate of growth in the markets we serve; and

•	changes in competition or our business strategy.

All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary note. Our forward-looking statements apply only as of the date of this prospectus. We are not obligated to publicly update, revise or correct any forward-looking statements, whether as a result of new information, future events or otherwise.

Use of proceeds

We presently estimate that the net proceeds to us of this offering will be approximately $ million, or $     million if the underwriters’ overallotment option is exercised in full. We will not receive any of the net proceeds of the sale of shares of common stock by the selling shareholders, which are estimated to be approximately $     million. See “Principal and selling shareholders.” We intend to use the net proceeds to us from this offering as follows:

•	approximately $36.9 million to repay outstanding debt, including accrued interest, owed by our subsidiary, Abetterwayhome Corp., to Bank of Montreal, incurred to finance HBMC’s buyout in May 2000 from First Tennessee Bank, as described below;

•	approximately $ to pay accrued management fees due to GTCR, as described below under “Certain relationships and related party transactions;” and

•	the balance to fund future mortgage loan originations and securitizations, including financing the subordinated tranches in our proposed initial and subsequent mortgage-backed securitizations, and for other general corporate purposes, including working capital and potential future expansion.

In May 2000, in connection with HBMC’s leveraged buyout from First Tennessee Bank, Abetterwayhome Corp. entered into an uncommitted $60 million revolving loan arrangement with Bank of Montreal. Interest on this revolving loan accrues at the prime rate and is payable quarterly, or at any other time upon the demand of Bank of Montreal. The principal amount outstanding is also payable at any time on demand, and there is no stated maturity date. We may prepay the principal amount outstanding at any time without premium or penalty. As of             , 2004, $             million was outstanding under this loan.

We may need a significant amount of time to fully employ the available net proceeds of this offering as described above, and to fully implement our new operations. As a result, we also expect, from time to time, to invest these funds in investment grade and comparable securities.

Dividend policy and distributions

We intend to make regular quarterly distributions to our shareholders so that we distribute each year all or substantially all of our REIT taxable income – which is not necessarily the same as net income – so as to avoid paying corporate level income tax and excise tax on our earnings and to qualify for the tax benefits accorded to REITs under the Internal Revenue Code. In order to qualify as a REIT, we must distribute to our shareholders at least 90% of our REIT taxable income each year. To the extent that we distribute at least 90%, but less than 100%, of our REIT taxable income in a calendar year, we will be subject to federal corporate income tax on our undistributed income. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which the distributions paid by us with respect to any calendar year are less than the sum of:

(1)	85% of our ordinary REIT income for that year;

(2)	95% of our capital gain net income for that year; and

(3)	100% of our undistributed REIT taxable income from prior years.

Our taxable income may exceed our cash available for distribution and the requirement to distribute a substantial portion of our net taxable income could cause us to:

•	sell assets in adverse market conditions;

•	borrow on unfavorable terms; or

•	distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt in order to comply with the REIT distribution requirements.

This distribution policy is subject to revision at the discretion of our board of directors. All distributions, including those in excess of those required for us to maintain REIT status, will be made at the discretion of our board of directors and will depend on our taxable income, our financial condition and such other factors as our board of directors deems relevant. We have not established a minimum distribution level.

All distributions will depend upon a number of factors, including:

•	our results of operations;

•	our financial condition, including our cash, liquidity and borrowing capacity;

•	the timing of interest and principal we receive from our loans and securities;

•	our debt service obligations on our borrowings;

•	needs to fund our operations;

•	the annual distribution requirements under the REIT provisions of the Internal Revenue Code; and

•	other factors that our board of directors determine relevant from time to time.

We may, under certain circumstances, make a distribution of capital or of assets. Any of these distributions will also be made at the discretion of our board of directors.

Generally, our dividends will not be “qualified dividends” subject to the 15% marginal income tax rate. We presently anticipate that our distributions generally will be taxable as ordinary income to our shareholders, although a portion of our distributions may be designated by us as long-term capital gain or may constitute a return of capital. We will furnish annually to each of our shareholders a statement setting forth distributions paid during the preceding year and the federal income tax status of such distributions. For a discussion of the federal income tax treatment of distributions by us, see “Federal income tax consequences – Requirements for Qualification – Distribution Requirements.”

Our ability to pay dividends to you will depend primarily on our receipt of interest and principal payments from our loans, retained interests in securitizations of our loans and investment securities and any distributions that we receive from Abetterwayhome Corp. As a taxable REIT subsidiary, Abetterwayhome Corp. will be subject to regular corporate income tax on the taxable income that it generates. We may cause Abetterwayhome Corp. to retain after-tax earnings or distribute all or a portion of its after-tax earnings to us to the extent allowable under the REIT provisions of the Internal Revenue Code. In the event that Abetterwayhome Corp. distributes any of its after-tax earnings to us, we intend to include that distributed amount in the dividends we pay to our shareholders. For domestic non-corporate taxpayers, the portion of our dividends related to the distributions from Abetterwayhome Corp., unlike distributions of our REIT taxable income from other sources, generally will be eligible to be taxed at the current 15% maximum marginal rate for qualified corporate dividends. See “Federal income tax consequences – Taxation of Taxable U.S. Shareholders.”

If we are unable to successfully execute our business plan, we may not have cash available to pay dividends.

In the future, our board of directors intends to adopt a dividend reinvestment plan that allows our shareholders who enroll in the plan the ability to reinvest their distributions automatically in additional shares of our common stock.

Capitalization

The following table sets forth as of December 31, 2003:

•	the cash and capitalization of HBMC Holdings, LLC on a consolidated basis;

•	our cash and capitalization on a pro forma basis, assuming that we had completed our corporate reorganization as of that date; and

•	our cash and capitalization on a pro forma as adjusted basis, assuming that we had completed our corporate reorganization as of that date and after giving effect to:

(1)	the sale by us of shares of our common stock in this offering; and

(2)	the application of a portion of the net proceeds of this offering to repay debt to Bank of Montreal and pay management fees to GTCR, as described under “Use of proceeds.”

This table should be read in conjunction with the information in this prospectus under the caption “Management’s discussion and analysis of financial condition and results of operations” and the financial statements and related notes included elsewhere in this prospectus.

	Actual	Pro Forma	Pro Forma As Adjusted

	(dollars in thousands)
Cash	$1,722	$	$

Capitalization
Debt (1)	$36,720
Unitholders’/Shareholders’ equity:
Class A Preferred	43,512
Common	2,610
Preferred stock, $0.01 par value, 25,000,000 shares authorized, no shares issued pro forma and no shares issued pro forma as adjusted	—
Common stock, $0.01 par value, 150,000,000 shares authorized, shares issued pro forma and shares issued pro forma as adjusted	—
Additional paid-in-capital	104
Treasury common	(23)
Retained deficit	(1,227)
Accumulated other comprehensive loss	(85)

Total unitholders’/shareholders’ equity	44,891

Total capitalization	$81,611	$	$

(1)	Debt does not include borrowings outstanding under our warehouse lines of credit and repurchase facilities.

The table above excludes              shares of our common stock reserved for issuance under our Long-Term Incentive Plan, of which              shares will be issued as restricted stock awards and              shares will be subject to options upon closing of this offering, with the options having an exercise price equal to the initial public offering price.

Dilution

Dilution in pro forma net tangible book value per share represents the difference between:

(1)	the amount per share paid by purchasers of our common stock in this offering; and

(2)	the pro forma net tangible book value per share of common stock immediately after this offering.

Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of outstanding shares of our outstanding common stock, after giving effect to our issuance of              shares of our common stock to HBMC Holdings, LLC in exchange for all of the outstanding common stock of Abetterwayhome Corp. and the sale by us of              shares of common stock in this offering.

Our pro forma net tangible book value as of December 31, 2003 was $          million, or $          per share of common stock. This amount represents an immediate dilution in pro forma net tangible book value of $          per share of common stock to new investors. The following table illustrates this dilution:

Initial public offering price	$
Pro forma net tangible book value per share as of December 31, 2003	$
Increase in net tangible book value per share to existing shareholders attributable to new investors	$
Pro forma net tangible book value per share after this offering	$
Dilution per share to new investors	$

Our history

HBMC started as part of HomeBanc Federal Savings, which was chartered in 1929 and began a residential mortgage loan origination program over 20 years ago. By 1992, HomeBanc Federal Savings’ residential mortgage division had grown into one of the largest mortgage loan originators in the Atlanta, Georgia market. In 1995, a subsidiary of First Tennessee Bank National Association acquired HomeBanc Federal’s mortgage division. In May 2000, the Atlanta-based management of the mortgage division of First Tennessee Bank, together with GTCR, completed a leveraged buyout of First Tennessee’s mortgage operations conducted under the name “HomeBanc Mortgage Corporation.” As a result of the buyout, HBMC began independent operations as a wholly owned subsidiary of HBMC Holdings, LLC and its subsidiary, Abetterwayhome Corp. HBMC Holdings is owned by GTCR and HBMC’s management employees.

According to the Atlanta Business Chronicle, HBMC ranked first in volume of mortgage lending in the Atlanta market from 1998 to 2002. By 2003, HBMC had reached almost $6 billion in mortgage loan production through its strategic growth initiatives.

HomeBanc Corp. was formed as a Georgia corporation in March 2004 to become the parent holding company of HBMC.

Our recent reorganization

In anticipation of this offering, we reorganized our corporate structure to meet the requirements for qualification as a REIT under the Internal Revenue Code of 1986, which we believe will provide us with enhanced operating performance. In connection with our reorganization, Homebanc Corp. issued                                  shares of its common stock to HBMC Holdings in exchange for all of the outstanding shares of the common stock of Abetterwayhome Corp. that were owned by HBMC Holdings. Prior to the closing of this offering, HBMC Holdings will distribute all of the shares of the common stock of HomeBanc Corp. that it received in the reorganization to the holders of its common and preferred units. Holders of HBMC Holdings preferred units will receive a number of shares of our common stock that, when sold by them as selling shareholders in this offering, will result in those holders receiving net proceeds totaling $                            . This amount equals the aggregate value of the capital accounts, including accumulated but unpaid distributions, of the preferred units as of the date of the closing of this offering. All of the shares of our common stock received by holders of the preferred units of HBMC Holdings will be sold by them as selling shareholders in this offering. The remaining shares of our common stock held by HBMC Holdings will be distributed to the holders of the common units of HBMC Holdings, and a portion of these shares held by GTCR will be included among the shares sold by selling shareholders in this offering.

Assuming an initial public offering price of $             per share, which is the mid-point of the range indicated on the cover page of this prospectus, and making an assumption as to this offering’s closing date, HBMC Holdings will distribute             shares of our common stock to the holders of its preferred units and             shares of our common stock to the holders of its common units. See “Principal and Selling Shareholders” for additional information regarding those of our shareholders who are selling shares of our common stock in this offering.

In anticipation of this offering and becoming a REIT, we recently formed HomeBanc Funding Corp., HomeBanc Funding Corp. II, Abetterwayhome Finance, LLC and Abetterwayhome Finance, LLC II as bankruptcy-remote, special-purpose entities. We will use Abetterwayhome Finance and Abetterwayhome Finance II to finance our accumulation of mortgage loans pending the closing of this offering. Following the closing of this offering, HomeBanc Funding Corp. will enter into a mortgage aggregation/repurchase facility and buy the loans accumulated by Abetterwayhome Finance and Abetterwayhome Finance II and thereafter originated by HBMC. From time to time after this offering, as sufficient mortgage loans are accumulated to permit a securitization financing, HomeBanc Funding Corp. will sell its mortgage loans to HomeBanc Funding Corp. II for deposit into a securitization vehicle. We do not expect to continue to use Abetterwayhome Finance and Abetterwayhome Finance II after the mortgage loans held by it are purchased by HomeBanc Funding Corp.

As a result of this reorganization, we presently have seven subsidiaries, HBMC, Abetterwayhome Corp., HomeBanc Funding Corp., HomeBanc Funding Corp. II, Abetterwayhome Finance, LLC, Abetterwayhome Finance, LLC II and HomeBanc Title Partners, LLC. We presently intend to elect to be treated as, and continue to qualify as, a REIT under Sections 856 through 860 of the Internal Revenue Code. HomeBanc Title Partners, LLC is a joint venture with Security First Title Affiliates, Inc., and this joint venture provides title insurance services. All of our subsidiaries are wholly owned by us, except for HomeBanc Title Partners, in which we own a 75% interest. We will make an election for each of HBMC and Abetterwayhome Corp., to be treated as taxable REIT subsidiaries. HomeBanc Funding Corp. and HomeBanc Funding Corp. II will be treated as qualified REIT subsidiaries. Abetterwayhome Finance and Abetterwayhome Finance II are single member limited liability companies disregarded for federal income tax purposes and treated for such purposes as branches of Abetterwayhome Corp. HomeBanc Title Partners, LLC will be treated as a limited partnership for federal income tax purposes. See “Federal income tax consequences-Requirements for Qualification.”

We also have contracts with two sponsored captive insurance corporations, Group Mortgage Reinsurance Company and Captive Re, Inc., which are Vermont subsidiaries of Republic Mortgage Insurance Company and General Electric Mortgage Insurance Corporation, respectively. We have an interest in the rights, liabilities and profits of each firm related to the private mortgage insurance sold to our customers. We made capital investments pursuant to our contracts in consideration of receiving a share of the premiums, as received by the insurers, less losses realized on these policies. We accrue income as earned, but pursuant to our contracts with the insurance companies, do not expect to begin receiving cash until approximately three to four years after our initial investment, depending upon the build up of capital and claims experience.

Our structure following the reorganization is:

All subsidiaries are 100% owned, except HomeBanc Title Partners, LLC which is 75% owned by HomeBanc Mortgage Corporation.

Selected consolidated financial data

You should read the following selected historical consolidated financial data of HBMC Holdings in conjunction with its consolidated financial statements and related notes thereto and with “Management’s discussion and analysis of financial condition and results of operations,” which are included elsewhere in this prospectus.

The following table sets forth selected historical financial and operating data on a consolidated basis for HBMC Holdings, LLC. The historical financial data reflects our business strategy prior to the completion of this offering. We anticipate that our historical financial results will not be necessarily indicative of our future performance, in part due to certain changes in our strategy, including the retention, servicing and securitization by us of mortgage loans that we originate, following the offering. We have not presented historical financial information of HomeBanc Corp. because HomeBanc Corp. was formed in March 2004 and did not have any operations through the periods ended December 31, 2003. See “Our company.”

The selected historical balance sheet data as of December 31, 2003, 2002, 2001 and 2000 and the selected operating data for the years ended December 31, 2003, 2002 and 2001, and for the period from May 1, 2000 through December 31, 2000 of HBMC Holdings, LLC have been derived from the historical consolidated financial statements of HBMC Holdings, LLC, and audited by Ernst & Young LLP, our independent auditors, whose report with respect to these financial statements is included elsewhere in this prospectus.

Selected financial data for HBMC Holdings, LLC

as of and for the periods ended

For the Years Ended December 31,	2003	2002	2001	2000(1)

(dollars in thousands, except per share amounts)
Operating Data:
Revenues:
Net gain on sale of mortgage loans	$90,509	$79,317	$54,646	$18,908
Net interest income	11,528	6,060	5,271	720
Other revenue	945	32	—	—

Total revenues	102,982	85,409	59,917	19,628

Expenses:
Salaries and employee benefits	40,429	35,954	24,017	11,575
Marketing and promotions	16,970	9,307	6,416	1,506
Occupancy and equipment expenses	12,722	10,505	9,255	5,569
Other expenses	19,472	14,549	18,479	18,269

Total expenses	89,593	70,315	58,167	36,919

Income before income taxes	13,389	15,094	1,750	(17,291)
Income tax expense (benefit)	5,678	6,204	(5,820)	—

Net income	$7,711	$8,890	$7,570	$(17,291)

Balance Sheet Data:
Assets:
Cash	$1,722	$5,311	$3,462	$3,597
Mortgage loans held for sale	325,482	475,018	414,419	266,870
Accounts receivable	28,325	6,237	9,537	949
Total assets	429,895	539,901	482,867	323,332
Liabilities:
Warehouse line of credit	257,045	367,634	322,617	208,026
Loan funding payable	63,219	80,572	76,301	52,352
Debt	36,720	36,720	44,655	44,655
Total liabilities	384,983	503,050	457,516	314,971
Equity	44,891	36,851	25,351	8,361

Other Data:
Purchase money originations	$3,944,744	$3,259,736	$2,747,563	$1,651,796
Refinancing originations	1,975,290	1,761,113	1,316,848	127,775

Total originations	$5,920,034	$5,020,849	$4,061,411	$1,779,571

Fixed-rate originations	$2,624,534	$2,002,177	$2,763,790	$1,127,998
Adjustable-rate originations	3,295,500	3,018,672	1,300,621	651,573

Total originations	$5,920,034	$5,020,849	$4,064,411	$1,779,571

Average loan-to-value ratio—first lien	75.7%	75.8%	78.2%	85.6%
Weighted average middle FICO credit score—first lien	713	713	709	707
Weighted average middle FICO credit score—second lien	725	725	734	731
Weighted average loan size—first lien	$183,473	$183,922	$163,835	$153,149
Weighted average loan size—second lien	$42,756	$45,120	$39,027	$40,015
Total mortgage sales	$5,869,183	$4,898,601	$3,893,299	$1,623,464
Weighted average whole loan sales price over par	1.54%	1.62%	1.40%	1.16%
Number of stores at period end	16	14	12	10
Number of realtor stores-within-a-store at period end	107	41	26	—
Number of employees at period end	1,180	854	699	537

(1)	Represents the period from May 1, 2000, representing the inception of HBMC Holdings, LLC, through December 31, 2000.

Management’s discussion and analysis of

financial condition and results of operations

The following should be read in conjunction with the consolidated financial statements of HBMC Holdings, LLC and the notes thereto, contained elsewhere in this prospectus.

General

We focus on originating a variety of residential mortgage loans, including prime adjustable-rate and fixed-rate residential first lien mortgage loans. We also originate prime second lien mortgage loans, generally concurrent with first lien purchase money mortgage loans, and construction-to-permanent mortgage loans, and a small amount of subprime mortgage loans. We originate mortgage loans to finance both home purchases, or “purchase money mortgages,” and refinancings of existing mortgage loans, although we focus on purchase money mortgage loans. During 2003, 67% of our originations were purchase money mortgage loans, measured by principal balance, as compared to an industry average of 34% according to the Mortgage Bankers Association Mortgage Finance Forecast (February 17, 2004). Upon completion of this offering, we intend to continue our focus on originating prime residential purchase money mortgage loans at HBMC. Our mortgage loan products and sales activities are discussed under “Our company — Our Loan Products”.

Historically, we have sold substantially all of the loans we originated in whole loan and securitized form. Upon completion of this offering, we intend to use leverage to retain prime adjustable-rate mortgages to realize this incremental value, and we presently expect that we will continue to sell the majority of our fixed-rate prime mortgage loans and all subprime mortgage loans. We presently expect that our loan portfolio will be comprised primarily of adjustable-rate prime first and second lien mortgage loans.

Our Financing Strategy

Similar to many mortgage REITs, we expect to increase our returns by leveraging our equity through borrowings, including securitizations treated as debt for financial reporting and federal income tax purposes. We presently expect to maintain a leverage ratio of 12 to 14 times the amount of our equity. We will seek to match the maturities of our borrowings to the maturities of our investments to reduce refinance risk and lessen the potential effects of changes in interest rates. The following discussion summarizes the financing methods that we may use to take advantage of financing alternatives available to us.

Warehouse Facilities

HBMC uses credit facilities with third parties referred to as “warehouse lines” or “warehouse facilities.” Under warehouse lines, HBMC borrows funds to originate new mortgage loans, and in turn pledges the mortgage loans to the warehouse lender as collateral. HBMC currently maintains the following warehouse lines of credit:

•	a $455 million syndicated warehouse facility led by JPMorgan Chase Bank; and

•	a $150 million warehouse facility with Residential Funding Corporation.

Please refer to “Risk Management—Liquidity Risk” for additional information regarding HBMC’s warehouse lines.

On March 8, 2004, HBMC amended its JPMorgan Chase Bank-led warehouse facility to allow us financial flexibility for HBMC to enter into a whole loan aggregation agreement between JPMorgan Chase Bank and Abetterwayhome Finance, LLC. The amendment provided for, among other things, a reduction in the minimum amount of tangible net worth HBMC is required to maintain, an increase in the number of days that JPMorgan Chase Bank will finance mortgage loans with minor documentation flaws and the creation of a sub limit for loans with minor documentation flaws.

Master Repurchase Agreements

HBMC also uses repurchase agreements to finance a portion of the mortgage loans that it originates. Under these agreements, HBMC sells a mortgage loan to a counterparty and agrees to repurchase the loan from the counterparty at a price equal to the original sale price plus an interest factor. HBMC presently maintains the following master repurchase agreements:

•	a $100 million master repurchase agreement with Credit Suisse First Boston Mortgage Capital, LLC; and

•	a $150 million master repurchase agreement with Merrill Lynch Mortgage Capital Inc.

Please refer to “Risk Management—Liquidity Risk” for additional information regarding HBMC’s master repurchase agreements.

Fannie Mae As Soon As Pooled® Plus Program

In connection with the sale of conforming mortgage loans to Fannie Mae for cash or for their inclusion in a pool of mortgage-backed securities guaranteed by Fannie Mae, we have entered into an “As Soon As Pooled® Plus” agreement with Fannie Mae. The “As Soon As Pooled® Plus” agreement allows us to receive cash from Fannie Mae in respect of the conforming mortgage loans up to 60 days in advance of the actual sale of these loans to Fannie Mae, allowing us to pay down our borrowings under our warehouse lines of credit. Much like our repurchase facilities, after a specified period of time we repurchase these mortgage loans from Fannie Mae for a premium, which equates to interest charged on the cash Fannie Mae advanced to us. Unlike our repurchase facilities, we do not then sell the loans to third-party investors, but instead sell them back to Fannie Mae immediately after they have been repurchased by us. Before the conforming loans are sold for cash or pooled in mortgage-backed securities, we are subject to margin requirements which may require us to transfer additional cash or mortgage loans to Fannie Mae in the event of a decrease in the market value of the conforming loans.

Loan Aggregation Facility

On March 2, 2004, Abetterwayhome Corp. created a Delaware limited liability company called Abetterwayhome Finance, LLC, a bankruptcy-remote, special-purpose vehicle with Abetterwayhome Corp. as its sole member. On March 8, 2004, Abetterwayhome Finance entered into a $500 million uncommitted master repurchase agreement with JPMorgan Chase Bank. Abetterwayhome Finance has used this facility to purchase adjustable rate mortgage loans from HBMC and to aggregate mortgage loans to be sold to HomeBanc Funding Corp. after completion of this offering for securitization. We presently anticipate, through Abetterwayhome Finance, LLC II, another bankruptcy-remote, special-purpose vehicle with Abetterwayhome Corp. as its sole member, entering into a similar $250 million uncommitted facility with Bear, Stearns & Co.

Loan Securitizations

We also intend to use mortgage loan securitizations structured as debt for federal income tax and financial reporting purposes as a long-term primary means of financing and leveraging our equity. Our loan securitizations may be rated debt securities, or bonds, secured by a pool of mortgage loan assets sold to HomeBanc Funding Corp. II, a special-purpose vehicle wholly owned by us. Securitization transactions are structured by determining cash flows from like-kind mortgage loan collateral and segmenting the cash flows into maturity or credit rated classes. The principal securities rating agencies, such as Standard & Poor’s Ratings Services, Moody’s Investors Service and/or Fitch, Inc., will provide ratings on classes of these securitizations based on a variety of factors. The securities issued under securitization facilities provide liquidity as they can be bought or sold quickly and cheaply, versus sales of entire loan portfolios.

After this offering, we intend to use our wholly owned, bankruptcy-remote, special-purpose vehicles, HomeBanc Funding Corp. and HomeBanc Funding Corp. II, respectively, to aggregate mortgage loans pending securitization and to act as depositor into the securitizations of our mortgage loans. We will own the subordinated tranches of, and receive the net interest on, any securitizations by HomeBanc Corp.

We will seek to securitize our loans in economic volumes, in an effort to realize efficiencies of scale and better execution. We presently expect that we will complete securitizations periodically depending on production volumes and execution costs. However, at times where we need more liquidity, we may securitize a smaller number of loans and lose some or all of the advantages of larger loan securitizations.

Our Hedging Activities

The following summarizes the hedging instruments that, subject to limitations imposed by the REIT requirements, we expect to use to reduce interest rate risks on the loans that we hold for investment and the loans that we hold for sale.

Loans Held for Investment

We will attempt to mitigate the interest rate risk on loans that we securitize and loans that we hold in our investment portfolio. In the case of loans that we securitize, the securitization itself assists us in hedging interest rate risks by enabling us to match the terms of the liabilities in the form of pass-through securities of the mortgage loans that we securitize.

In the case of loans that we hold in our investment portfolio, we utilize the hedging techniques described below:

Matching Adjustable Rates on Borrowings.    We will attempt to fund all of our ARM assets with borrowings whose maturities approximately match the interest rate adjustment periods on our ARM assets. Accordingly, some of our borrowings will have variable interest rates or fixed interest rates with maturities of one year or less because some of our ARM assets are traditional ARM assets, which have interest rates that adjust within one year.

However, some of our portfolio will be comprised of hybrid ARM assets, which have fixed interest rate periods of three to five years. We will utilize hybrid hedging instruments to, in effect, fix the interest rate on our borrowings such that the net duration of our hybrid ARM assets, related borrowings and hybrid hedging instruments is no more than one year. A lower duration indicates a lower expected volatility of earnings given future changes in interest rates.

Interest Rate Swap Agreements and Eurodollar Transactions.    When we enter into a swap agreement, we agree to pay a fixed rate of interest and to receive a variable interest rate, generally based on LIBOR. We may also enter into Eurodollar transactions in order to fix the interest rate changes on our forecasted three-month LIBOR based liabilities.

Cap Agreements.    Additionally, we may purchase interest rate cap agreements, pursuant to which we will receive cash payments if the interest rate index specified in the cap agreement increases above contractually specified levels. Therefore, the interest rate cap agreements have the effect of capping the interest rate on a portion of our borrowings to the rate specified by the interest rate cap agreement.

We also may enter into other hedging-type transactions designed to protect our borrowing costs or portfolio yields from interest rate changes. We may also purchase “interest-only” mortgage derivative assets or other mortgage derivative products for purposes of mitigating risk from interest rate changes. We may also use, from time to time, futures contracts and options on futures contracts on the Eurodollar, Federal Funds, Treasury bills and Treasury notes and similar financial instruments to mitigate risk from changing interest rates.

We presently do not intend to enter into derivative instruments, except for hedging purposes. Further, it is unlikely that we can obtain hedging instruments that perfectly offset all of the risks of our assets and liabilities. No hedging strategy can completely insulate us from risk, and certain of the federal income tax requirements that we must satisfy to qualify as a REIT may limit our ability to hedge. We intend to monitor and may have to limit our hedging strategies to ensure that we do not realize excessive hedging income or hold hedging assets having excess value in relation to total assets.

Loans Held For Sale

We historically have used, and, after this offering, expect to continue to use, various financial instruments, including derivatives, to manage the interest rate risk related specifically to our applications subject to interest rate lock commitments, which we refer to as our “committed pipeline,” and our mortgage loan inventory. We generally expect to use the following derivative instruments in our risk management activities related to the committed pipeline and mortgage loan inventory:

•	“best efforts” and “mandatory” forward sales of individual or whole loans, which represent an obligation to sell mortgage inventory to an investor at a specific price in the future;

•	forward sales of mortgage-backed securities, or “MBS,” which represent an obligation to sell a MBS at a specific price in the future, and the value of which increases as mortgage rates rise;

•	forward purchases of MBS, which represent an obligation to buy a MBS at a specific price in the future, and the value of which increases as mortgage rates fall;

•	long call options on MBS, which represent a right to buy a MBS at a specific price in the future, and the value of which increases as mortgage rates fall;

•	long put options on MBS, which represent a right to sell a MBS at a specific price in the future, and the value of which increases as mortgage rates rise;

•	long call options on Treasury futures, which represent a right to acquire a Treasury futures contract at a specific price in the future, and the value of which increases as the benchmark Treasury rate falls; and

•	long put options on Treasury futures, which represent a right to sell a Treasury futures contract at a specific price in the future, and the value of which increases as the benchmark Treasury rate rises.

We generally seek to cover substantially all of our fixed-rate mortgage inventory by individual delivery commitments with the applicable investor, or forward sales of MBS net of forward purchases.

To manage the interest rate risk associated with the committed pipeline, we use a combination of net forward sales of MBS and “put” and “call” options on MBS or Treasury futures. Generally, we enter into forward sales of MBS in an amount equal to the portion of the committed pipeline expected to close, assuming no change in mortgage rates. We acquire put and call options to protect against the variability of loan closings caused by changes in mortgage rates, utilizing the current fallout estimates to determine the amount of option coverage required. We review our committed pipeline and mortgage inventory risk profiles on a daily basis. We also employ “shock tests” to project the estimated effects of interest rate changes on our committed pipeline and mortgage inventory.

Interest rate risk management of the committed pipeline is complicated by the fact that the ultimate percentage of applications that close within the terms of the interest rate lock commitment, or “rate lock commitments,” varies due to the “fallout” of applicants who receive commitments from us, but choose not to close the mortgage loan within the terms of the commitment. The variability of the percentage of commitments not closed due to fallout is caused primarily by changes in mortgage rates. In general, the percentage of applications that ultimately close within the terms of the rate lock increases if mortgage rates rise and decreases if mortgage rates fall, due primarily to the relative attractiveness of current mortgage rates compared to the applicants’ committed rates. The closing percentage is also influenced by, among other things, the source of the applications, age of the applications, construction delays, insufficient appraisal values to support the loan amount, purpose for the loans—purchase or refinance—and the application approval rate.

Our success in reducing our interest rate risk is directly related to our ability to monitor and estimate fallout. We have developed closing ratio estimates, which we refer to as “fallout estimates,” for the committed pipeline using our empirical data taking into account all of these variables. The fallout estimates also take into account renegotiations of rate and point commitments that tend to occur when mortgage rates fall. The fallout estimates are revised periodically using the most current empirical data.

Loan Servicing

Loan servicing is a series of administrative functions with respect to a mortgage loan, which are governed by federal, state and local regulations, as well as the terms of the mortgage loan and the contractual servicing agreement between the servicer and the holder of the related mortgage loans. The servicer performs loan servicing functions in exchange for fees and other remuneration. Servicing functions typically include:

•	collecting and remitting loan payments;

•	responding to borrower inquiries;

•	accounting for principal and interest;

•	holding custodial (escrow impound) funds for payment of property taxes and insurance premiums;

•	counseling delinquent mortgagors; and

•	supervising foreclosures and property dispositions.

For performing these functions, the servicer receives an annual servicing fee. The servicing fees are collected and paid from the monthly interest payments made by the mortgagors. In addition, the servicer generally receives other remuneration consisting of float benefits derived from collecting and remitting mortgage payments, as well as rights to various mortgagor-contracted fees, such as late charges and reconveyance charges. In addition, the servicer generally has the right to solicit the mortgagors for other products and services, such as second mortgages and insurance, as well as a new first mortgage for those considering refinancing or purchasing a new home.

Prior to December 2003, HBMC did not retain the servicing for any of the mortgage loans that it sold, except for construction-to-permanent mortgage loans, which HBMC serviced during the construction phase of the loan. Commencing in December 2003, HBMC began retaining servicing for those loans that it found economically attractive to service, namely a portion of the nonconforming mortgage loans and a limited number of Fannie Mae mortgage loans, and continued to service the construction-to-permanent loans during the construction phase of these mortgage loans. In addition, HBMC generally has serviced loans that are the subject of securitized transactions for up to 30 days after the loans are securitized.

Although we have only limited servicing experience as an organization, our servicing team has 20 associates, including two managers, each of whom has approximately 20 years of mortgage servicing experience. To support its conforming mortgage loan securitization sales, HBMC implemented an interim servicing platform in July 2001, which included licensing of comprehensive third party mortgage loan servicing software. In 2002, HBMC commenced preparation to transition from interim servicing to “life-of-loan” servicing, which included hiring additional experienced management and line staff and licensing additional third party mortgage accounting software. HBMC commenced “life-of-loan” servicing in December 2003. After this offering, HBMC will act as subservicer for those loans that it sells to HomeBanc Corp. We presently believe that our servicing infrastructure will enable us to continue to satisfy our servicing obligations after this offering.

Revenues and Expenses

HBMC Holdings’ revenue has consisted primarily of:

•	gain on sale of mortgage loans, which is the difference between the price we receive on loan sale and the carrying cost of the loan which is at lower of cost or market value. The cost of a loan includes the principal balance plus deferred direct loan costs (including sales associate commissions, appraisal fees and loan processing expense), less deferred loan origination and underwriting fees;

•	net interest income, which is the difference between the interest income generated on mortgage loans held for sale and the interest expense related to financing those loans through our warehouse lines of credit and repurchase facilities; and

•	other revenue from our servicing activities, and our title and mortgage insurance ventures.

HBMC Holdings’ expenses have consisted primarily of:

•	salaries, benefits and associated payroll costs;

•	marketing, promotion and advertising costs;

•	occupancy and equipment costs;

•	depreciation and amortization expense;

•	interest expense on debt other than debt used to finance mortgage loans; and

•	other operating costs, which include outsourcing costs incurred for mortgage loan post-closing services, professional services and general and administrative functions.

Our strategy, combined with our REIT election, will result in significant changes to certain of our accounting policies and to our financial statements as compared to our historical accounting policies and financial statements, which changes are discussed below under the captions “Critical Accounting Policies” and “Forward Looking Financial Statement Effects of the Changes in Our Business.” Because of these changes, the historical financial results of HBMC Holdings LLC, as discussed in this section, are not necessarily indicative of our future performance following completion of this offering.

Taxation

We intend to qualify, and will elect to be taxed, as a REIT for federal income tax purposes. HBMC will continue as our primary mortgage origination subsidiary, and we will make an election to treat HBMC as a taxable REIT subsidiary (TRS). In order to meet certain of the requirements for us to qualify as a REIT, we presently intend that HBMC, at least initially, will continue to conduct all of our origination activities. We expect that HBMC will sell all loans that it originates, either to us or in the secondary market. Loans held for investment by us will be accounted for at amortized cost for financial accounting purposes. Interest income generated from our retained loan portfolio will be recognized as income. We expect that we will service the loans held by us, and will use HBMC as a subservicer of our loans.

In order to maintain our REIT status, we will be required under federal income tax law to distribute annually to our shareholders at least 90% of our REIT taxable income, excluding the retained earnings of HBMC or any other TRS we own, but including any dividends received from HBMC, Abetterwayhome Corp. or any other TRS. To the extent that we distribute at least 90%, but less than 100%, of our REIT taxable income, we will be subject to federal income tax only on our undistributed income. As long as we distribute all of our REIT taxable income to our shareholders, we will not be subject to federal income tax on our REIT taxable income and will not record income tax expense with respect to that income. Any taxable income generated by HBMC, our TRS, however, will be subject to regular corporate income tax. As a result, HBMC and our other TRSs will record income tax expense. HBMC and our other TRSs may retain any income they generate net of any tax liability they incur on that income without affecting the distribution requirements to which we are subject as a REIT. If HBMC or any of our other TRSs distributes any of its after-tax earnings to us, that distribution will be included in our REIT taxable income, and we expect that they will be distributed to our shareholders. We expect that we will make regular quarterly distributions of all or substantially all of our REIT taxable income to holders of our common stock following the quarter ending September 30, 2004. Any distributions we make will be at the discretion of our board of directors and will depend upon, among other things, our actual results of operations, our financial condition, available cash or borrowing capacity and alternative investment opportunities.

As described in more detail under the heading “Federal income tax consequences—Requirements for Qualification – Gross Income Tests and—Asset Tests” in order to qualify as a REIT, at least 75% of our gross income must come from certain real estate related sources and at least 95% of our gross income must come from those real estate related sources and certain other sources that are set forth in the REIT tax laws, mainly interest and dividends. We are subject to various limitations on our ownership of securities, including a limitation that the value of our investment in HBMC and Abetterwayhome Corp., and any other TRS, together with any other investments in, any additional TRSs we create, cannot exceed 20% of our total assets. In addition, at least 75% of our assets must be qualified real estate assets, government securities and cash items. The need to comply with these asset requirements may cause us to acquire other assets that are qualified for purposes of meeting these requirements (for example, interests in other mortgage loan portfolios), but are not part of our overall business strategy and might not otherwise be the best investment alternative for us.

The Internal Revenue Code provisions applicable to REITs provide that the income from specified hedging transactions is qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. REITs must satisfy both of these income tests each year. Income derived from hedging transactions not specified in these provisions is not treated as qualifying income for purposes of either of the gross income tests applicable to REITs. Because we intend to structure our hedging transactions in a manner that does not jeopardize our status as a REIT, we will be limited in the type and amount of hedging transactions into which we may enter directly (although these limitations would not apply to hedging transactions undertaken by HBMC) due to the REIT income tests described above.

Critical Accounting Policies

Management’s discussion and analysis of financial condition and results of operations is based on the amounts reported in the historical consolidated financial statements of HBMC Holdings, LLC included elsewhere in this prospectus. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, or GAAP, many of which require the use of estimates, judgments and assumptions that affect reported amounts. Changes in the estimates and assumptions could have a material effect on these financial statements. In accordance with recent Securities and Exchange Commission guidance, those material accounting policies that we believe are the most critical to an investor’s understanding of our financial results and condition and require complex management judgment have been described below. Following completion of this offering, we will continue to apply these accounting policies except where otherwise noted in this section or below under the caption “Forward Looking Financial Statement Effects of the Changes in Our Business.”

Mortgage Loans Held for Sale.    At December 31, 2003, we had $325.5 million of loans held for sale. Mortgage loans held for sale represent mortgage loans originated and held pending sale to investors. In accordance with FASB Statement of Financial Accounting Standards No. 91 Non-refundable Fees and Costs Associated With Originating or Acquiring Loans and Initial Direct Cost of Leases, the cost of mortgage loans held for sale includes the principal balance of the loans and any related deferred origination fees and costs. Mortgage loans held for sale are carried at the lower of cost or market value. Market value is determined by examining outstanding commitments from investors or current investor yield requirements, calculated on the aggregate loan basis. Any aggregate net unrealized losses are recognized through a valuation allowance established by charges to current operations. Gains or losses on sales are recognized at the settlement date and are based upon the difference between the sales proceeds and the carrying value of the loan sold.

Transfers of Assets.    A transfer of mortgage loans in which we surrender control over the financial assets is accounted for as a sale. In accordance with FASB Statement of Financial Accounting Standards No. 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, gains and losses on the assets transferred are recognized based on the carrying amount of the financial assets involved in the transfer, allocated between the assets transferred and the retained interests, if any, based on their relative fair value at the date of transfer. When we retain control over transferred mortgage loans, the transaction is accounted for as a secured borrowing. Our mortgage loan products and sales activities are further discussed under “Our company”.

Reserves for Contingencies.    We maintain a reserve for losses that may arise in connection with the representations and warranties we provide to the buyers of our mortgage loans regarding, among other things, compliance with laws and regulations, loan conformity with the ultimate purchasers underwriting standards and the accuracy of information. In the event of a breach of these representations or warranties or in the event of an early payment default, we may be required to repurchase the loans and/or indemnify the purchaser for damages caused by that breach. Such reserves, which are included in other liabilities on the consolidated balance sheet, are estimated based on historical losses adjusted for current trends and information. As we retain more of our mortgage loan production, we will need to establish and administer reserves for loan losses based on our loss experience and judgments as to the performance of, and risks in, our mortgage loan portfolio, including loans securing our securitizations.

Derivative Financial Instruments.    We regularly use derivative instruments as part of our risk management activities to protect the value of certain assets and liabilities and future cash flows against adverse price or interest rate movements. In accordance with FASB Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, derivative instruments are carried at fair value on the balance sheet. The valuation of derivative instruments used as cash flow hedges on rate lock commitments is considered critical because many are valued using discounted cash flow modeling techniques in the absence of market value quotes. Therefore, we must make estimates regarding the amount and timing of future cash flows, which are susceptible to significant change in future periods based on changes in interest rates. Further discussion on the accounting and use of derivative instruments is provided in the Risk Management section below and in Notes 1 and 12 to the consolidated financial statements.

Forward Looking Financial Statement Effects of the Changes in Our Business

As a result of the proposed changes in the way we will conduct our business after this offering, we believe it is important to describe the differences that an investor would expect to see in our financial statements. Upon completion of this offering, we expect to apply the following critical accounting policies, in addition to those discussed above.

Mortgage Loans Held for Investment.    Following this offering, we will retain in our portfolio substantially all of the adjustable-rate mortgage loans that we originate and that meet our investment criteria and portfolio requirements.

Mortgage loans held for investment will be recorded net of deferred loan origination fees and associated direct costs and stated at amortized cost. Mortgage loan origination fees and associated direct mortgage loan origination costs on mortgage loans held for investment will be deferred and amortized over the life of the loan as an adjustment to yield using the level yield method.

Since we have not held mortgage loans for long periods, in the event a mortgage loan is held due to processing, documentation or other delays, and is 90 days or more past due, we have ceased accruing interest on that loan. Generally, these loans have been returned to accrual status and are sold. In the future we will continue to cease accruing interest on mortgage loans at the time the mortgage loan is 90 days past due, unless the credit is well-secured and in process of collection. Past due status is based on contractual terms of the loan. In all cases, loans will be placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued but not collected for loans that are placed on non-accrual or charged off will continue to be reversed against interest income in the current period. The interest on these loans is recognized as cash is received, until the loan qualifies for return to accrual. Loans will be returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Our historical operations have had an insignificant amount of loan losses due to default or non-performance on the loans, primarily because mortgage loans were sold soon after being originated. When we hold loans for investment, we will record an allowance for estimated loan losses. The allowance will be based upon management’s estimates and judgments of various factors affecting the risk of loss in our mortgage loan portfolio, including mortgage loan type, current economic conditions, the makeup of the portfolio based on credit grade, loan-to-value ratios, delinquency status, historical credit losses, private mortgage insurance, among other factors. The allowance will be maintained through ongoing provisions charged to operating income and will be reduced by loans that are charged off. Determining the allowance for loan losses is subjective in nature due to the estimates and judgments required and the potential for changes due to changing economic and market conditions, interest rates and consumer behaviors.

We will have a portfolio of loans that we hold for investment, in addition to our portfolio of mortgage loans held for sale. The presentation of interest income and interest expense on those two portfolios will be modified from what we currently show in our historical consolidated financial statements. We will separate our interest income and expense into two components: “Interest income—mortgage loans held for sale” and “Interest income—mortgage loans held for investment.” Similarly, we will separate interest expense into two components: “Interest expense—mortgage loans held for sale” and “Interest expense—mortgage loans held for investment.”

We will also make certain changes to our balance sheet. We currently show “Mortgage loans held for sale” consisting of fixed-rate and adjustable-rate loans accounted for at the lower of cost or market value. Since we intend to continue to sell our fixed-rate loans, we will continue to record these as “Mortgage loans held for sale”, which will also include any adjustable-rate loans which we intend to sell. We will show adjustable-rate loans that we retain in our portfolio as “Mortgage loans held for investment.” We currently show borrowings used to support mortgage loans held for sale as “Warehouse line of credit,”, which we will record as “Financing arrangements—mortgage loans held for sale.” We will record the mortgage-backed securities we intend to issue to finance our portfolio loans and the warehouse financing of our portfolio loans prior to securitization as “Borrowings—mortgage loans held for investment.”

Marketable Securities.    We may hold marketable securities in our investment portfolio that meet our portfolio and investment guidelines. Marketable securities will be classified as available for sale in accordance with FASB Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities”. As such, they will be carried at market value with net unrealized gains or losses reported as a component of accumulated other comprehensive income. Market value will be based primarily upon third party quotations, which are subject to significant variability based on market conditions, including interest rates and spreads. Changes in market conditions could result in a significant increase or decrease in value of our investments.

We will also assess whether unrealized losses on securities, if any, reflect a decline in value which is other than temporary and, accordingly write the impaired security down to its market value through earnings. Significant judgment is required in this analysis. Realized gains and losses attributable to each security sold are included in other income and expense (the “specific identification method”).

Income on available for sale securities is recognized using the assumed effective yield based upon a number of assumptions that are subject to uncertainties and contingencies. These assumptions include the expected maturity date of the security and the rate and timing of principal and interest receipts (which may be subject to prepayments, redemptions, calls, delinquencies and defaults). Premiums and discounts associated with the purchase of the marketable securities will be amortized/accreted into interest income over the estimated lives of the securities using the interest method. These uncertainties and contingencies are difficult to predict and are subject to future events and economic and market conditions, which may alter the assumptions.

Accounting for Transfers and Servicing of Financial Assets.    We will periodically securitize mortgage loans by transferring mortgage loans that we retain to securitization vehicles, which issue securities to investors. The securities will be collateralized by mortgage loans primarily originated by us. We will generally retain interests, including subordinated tranches, in all or some of these securities. Certain of the securitization agreements may require us to repurchase loans that are found to have legal deficiencies, subsequent to the date of transfer. We will service loans originated by HBMC and that HomeBanc Corp. securitizes, and HBMC will act as subservicer.

As we begin to generate and retain a portfolio of loans for securitization, we will comply with the provisions of FASB Statement of Financial Accounting Standards No. 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, related to each securitization. We intend to structure our securitizations as secured financings for financial statement purposes and for federal income tax purposes to maintain our REIT status. Our strategy of retaining on our balance sheet certain mortgage loans held for investment and including them in our securitization pools will reduce the number of loans we sell. Therefore, our total gains on sales of mortgage loans for financial accounting purposes will be significantly lower than we have historically recognized.

Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets.    We plan to periodically securitize our mortgage loans not sold to third parties and retain interests, primarily subordinated tranches, in the securities created. In addition, though not a planned focus of our business, we may purchase mortgage-backed and other REIT-eligible securities from third parties. For certain of our purchased and retained beneficial interests in securitized financial assets (other than beneficial interests of high credit quality that are sufficiently collateralized so that the possibility of credit loss is remote, or that cannot contractually be prepaid or otherwise settled in such a way that we would not recover substantially all of our recorded investment), we will follow the guidance in FASB Emerging Issues Task Force Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets, or EITF 99-20. Our interests in the loans held for investment and securitized will be accounted for as a secured financing under EITF 99-20. Accordingly, on a quarterly basis, when significant changes in estimated cash flows generated from the securitized loans underlying collateral from the cash flows previously estimated occur due to actual prepayment and credit loss experience, we will calculate revised yields based on the current amortized cost of the investment (including any impairments recognized to date). Accordingly, the security will be written down to the fair value with the resulting change being included in income, and a new cost basis established. The original discount or premium will be written off when the new cost basis is established. After taking into account the effect of the impairment charge, income is recognized under EITF 99-20, as applicable, using the market yield for the security used in establishing the write-down.

Basis of Financial Statement Presentation and Principles of Consolidation.    Our consolidated financial statements will include the accounts of HomeBanc Corp. and the accounts of our subsidiaries, including HBMC, Abetterwayhome Corp., HomeBanc Funding Corp., HomeBanc Funding Corp. II, Abetterwayhome Finance, LLC, Abetterwayhome Finance, LLC II and HomeBanc Title Partners, LLC. HBMC’s financial statements will be consolidated with HomeBanc Corp. for financial reporting purposes, but not consolidated with us for tax reporting purposes. All material intercompany accounts and transactions will be eliminated in consolidation for financial reporting purposes. As required by FASB Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities (“VIEs”), our consolidated financial statements will also include the assets, liabilities and activities of our mortgage reinsurance captive managed and controlled by unaffiliated insurance companies, as VIEs for which we are deemed to be the primary beneficiary.

Accounting for Stock-based Compensation.    We will be required to account for stock-based compensation which may be awarded subsequent to this offering under FASB Statement of Financial Accounting Standards No. 123 Accounting for Stock-based Compensation. As allowed by SFAS 123, we will account for stock based compensation using the fair value method prescribed by Accounting Principles Board Opinion No. 25. SFAS 123 allows for the accounting for stock based compensation using the intrinsic value method or the fair value method. Under the fair value method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. For stock options, fair value is determined using an option-pricing model that takes into account certain assumptions, including the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock and the expected dividends on it, and the risk-free interest rate over the expected life of the option. The fair value of an option estimated at the grant date is not subsequently adjusted for changes in the price of the underlying stock or its volatility, the life of the option, dividends on the stock, or the risk-free interest rate. We have not issued stock-based compensation historically, but intend to upon and following this offering. See “Management—Executive Compensation.”

Recent Accounting Developments

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation expands the disclosures to be made by a guarantor about its obligations under certain guarantees and requires the guarantor to recognize a liability for the obligation assumed under a guarantee. In general, FIN 45 applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying item that is related to an asset, liability, or equity security of the guaranteed party. Certain guarantee contracts are excluded from both the disclosure and recognition requirements of this interpretation, while other guarantees are subject to just the disclosure requirements of FIN 45 but not to the recognition provisions. The disclosure requirements of FIN 45 were effective for us as of December 31, 2002, and require disclosure of the nature of the guarantee, the maximum potential amount of future payments the guarantor could be required to make under the guarantee, and the current amount of the liability, if any, for the guarantor’s obligations under the guarantee. The recognition requirements of FIN 45 are applied prospectively to guarantees issued or modified after December 31, 2002. Significant guarantees are disclosed in Note 8 of the financial statements. The implementation of the accounting requirements of FIN 45 has not had a material effect on our financial condition, the results of operations, or liquidity.

FIN 46 provides guidance on how to identify a variable interest entity (VIE) and determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE are to be included in an entity’s consolidated financial statements. A VIE exists when either the total equity investment at risk is not sufficient to permit the entity to finance its activities by itself, or the equity investors lack one of three characteristics associated with owning a controlling financial interest. Those characteristics include the direct or indirect ability to make decisions about an entity’s activities through voting rights or similar rights, the obligation to absorb the expected losses of an entity if they occur, or the right to receive the expected residual returns of the entity if they occur. In December 2003, the FASB reissued FIN 46 with certain modifications and clarifications. Application of this guidance was effective for interests in certain VIEs commonly referred to as special-purpose entities (SPEs) as of December 31, 2003. Application for all other types of entities is required for periods ending after March 15, 2004, unless previously applied. The implementation of the accounting requirements of FIN 46 has not had a material effect on our financial condition, the results of operations, or liquidity.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149 Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends and clarifies financial accounting and reporting for derivative instruments and hedging activities under SFAS 133, as well as amends certain other existing FASB pronouncements. In general, SFAS 149 is effective for derivative transactions entered into or modified and for hedging relationships designated after June 30, 2003. The adoption of this standard did not have a material impact on our financial condition, the results of operations, or liquidity.

On December 11, 2003, the SEC staff announced its intention to release a Staff Accounting Bulletin that would require all registrants to account for mortgage loan interest rate lock commitments related to loans held for sale as written options, effective no later than for commitments entered into after March 31, 2004. We enter into such commitments with customers in connection with residential mortgage loan applications and at December 31, 2003 had $64.9 million in notional amount of these commitments outstanding. On March 9, 2004, the SEC issued Staff Accounting Bulletin No. 105, Loan Commitments Accounted For As Derivative Instruments. This bulletin clarified the timing of recognition of value associated with rate lock commitments, but did not require treatment of such commitments as written options. We are currently assessing the effects of this guidance on our results of operations and financial position.

Results Of Operations

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Net Income

Net income decreased 13.5% to $7.7 million in 2003 from $8.9 million in 2002. While our higher level of loan sales — $5.9 billion in 2003 as compared to $4.9 billion in 2002 — resulted in a 20.6% increase in revenues, expenses increased by 27.5%. The increased level of loans sold by us coincided with the record level of activity in the U.S. housing market in 2003. According to the Mortgage Bankers Association, industry-wide residential mortgage originations increased 52.0% to $3.8 trillion during 2003, up from $2.5 trillion in 2002. The increase in expenses was due primarily to additional costs incurred to support our future growth, including expenses of expanding our strategic marketing alliances with realtors and home builders and training of associates. We trained 213 and 97 sales associates in 2003 and 2002, respectively, at a total cost, together with associate development expenses, of $2.0 million in 2003 compared to $1.2 million in 2002. The increase in total expenses also includes additional compensation and occupancy, software and computer costs incurred to support our higher production and sales volumes currently and in the future. We believe these actions will support our future growth.

Revenues

Total revenues increased to $103.0 million in 2003 from $85.4 million in 2002.

Gain on Sale of Mortgage Loans.    Gain on sale of mortgage loans increased 14.1% to $90.5 million in 2003 from $79.3 million in 2002. The increase in gain on sale of mortgage loans was due to the increased sales volume of loans sold in 2003 offset by a small decrease in our gain on sale margin. Gain on sale of loans was 154 basis points (bp) on sales volume of $5.9 billion for 2003 compared to 162 bp on sales volume of $4.9 billion for 2002. This decrease in our gain on sale margin was due primarily to a 59.1% drop in Federal Housing Administration/Veterans Administration mortgage loan origination volume and other shifts in our product mix. We believe fixed-rate mortgage loans historically have had a higher gain on sale margin because of higher market values of the servicing relating to fixed-rate loans. We sold all but $35.6 million of our mortgage loans on a servicing released basis during 2003 and all of our loans sold in 2002 were sold on a servicing released basis.

Net Interest Income.    Net interest income on mortgages held for sale increased 88.5% to $11.5 million in 2003 from $6.1 million in 2002. The increase in 2003 was due primarily to an increase in the volume of average mortgage loans held for sale, which increased 42.6% to $533.1 million in 2003 compared to $373.9 million in 2002, as well as an increase in net interest spread on mortgage loans held for sale, which increased 106.9% to 1.80% in 2003 from 0.87% in 2002. Net interest income also benefited from a 19.0% decline in interest rates on our financing arrangements on mortgage loans held for sale from 4.11% to 3.33%, a portion of which related to reduced spreads over LIBOR on our costs of funds borrowed to finance our mortgage loans. The table below summarizes the changes in our net interest income for 2003 and 2002 (dollars in thousands).

Yields Earned on Mortgages Held for Sale and Rates on Warehouse Lines of Credit

	2003

	Average Balance	Revenue/ Expense	Yield/ Rate

Mortgage loans held for sale	$533,100	$27,358	5.13%
Average borrowings to finance mortgage loans	$475,100	$15,830	3.33%

Net interest spread		$11,528	1.80%
Net interest income as a % of interest income			42.1%

	2002

	Average Balance	Revenue/ Expense	Yield/ Rate

Mortgage loans held for sale	$373,900	$18,604	4.98%
Average borrowings to finance mortgage loans	$305,400	$12,544	4.11%

Net Interest spread		$6,060	0.87%
Net interest income as a % of interest income			32.6%

Expenses

Total operating expenses increased to $89.6 million in 2003 from $70.3 million in 2002.

Salaries and Employee Benefits.    Salaries and employee benefits increased 12.2% to $40.4 million in 2003 from $36.0 million in 2002. These expenses included training and personal development expenses that were $2.0 million in 2003, up 66.7% from $1.2 million in 2002. The increase was primarily due to the expansion of our support staff (processing, underwriting and closing employees) necessary to support our growth. Total employees (including commission sales associates) increased 38.2% to 1,180 on December 31, 2003 from 854 on December 31, 2002. Commissions paid to sales associates are included in the costs of mortgage loans originated by them and included in the gain on sale calculation for these mortgage loans.

Marketing and Promotion Expense.    Marketing and promotion expense increased 82.8% to $17.0 million in 2003 from $9.3 million in 2002. This increase was primarily due to a $5.7 million increase in costs associated with the continued expansion in 2003 of our strategic marketing alliances with realtors and home builders which was 162.9% greater than in 2002. We increased our number of realtor stores-within-a store from 41 in 2002 to 107 in 2003. Although these alliances require the payment of equal amounts over a three-year period, we expect that a significant portion of the benefit to us (i.e., increased production volume) will occur during the latter part of the alliance arrangements. These strategic marketing alliances accounted for 36.3% and 24.2% of our purchase and total mortgage loan production volume, respectively in 2003, up from 28.7% and 18.7%, respectively in 2002.

Occupancy and Communications Expense.    Occupancy and equipment expense increased 21.0% to $12.7 million in 2003 from $10.5 million in 2002. During 2003, we added two additional origination office locations and expanded several existing locations. The 2003 expense also includes a full year of rent for two stores that we opened during the second half of 2002. We had 16 origination office locations at December 31, 2003 as compared to 14 on December 31, 2002

Other Operating Expenses.    Other operating expenses increased 44.0% to $13.1 million in 2003 from $9.1 million in 2002 due to the expansion of our loan outsourcing arrangements for post-closing services and for consulting services.

Income tax expense.    Income tax expense decreased 8.1% to $5.7 million in 2003 from $6.2 million in 2002. The income tax expense reflects the average aggregate federal and state tax rate of 42.4% and 41.1% in 2003 and 2002, respectively.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Net Income

Net income increased 17.1% to $8.9 million in 2002 compared to $7.6 million in 2001. We had a $5.8 million income tax benefit in 2001 due to a reversal of a deferred taxes valuation allowance. Net income before taxes increased from $1.8 million in 2001 to $15.1 million in 2002. These results are attributable to a 25.6% increase in the volume of loans sold by us - $4.9 billion in 2002 compared to $3.9 billion in 2001, offset in part by a 20.8% increase in total expenses. The increase in expenses was due primarily to additional costs incurred to support our future growth, including the marketing and promotions expense associated with the expansion of our strategic marketing alliances with realtors and home builders and to train our additional commission sales associates and other employees. The increase in total expenses also includes additional compensation and occupancy costs incurred to support our higher production and sales volumes and staff.

Revenues

Total revenues increased 42.6% to $85.4 million in 2002 from $59.9 in 2001.

Gain on Sale of Mortgage Loans.    Gain on sale of mortgage loans increased 45.2% to $79.3 million in 2002 from $54.6 million in 2001. The increase in gain on sale of mortgage loans was due to the increased volume of loans sold in 2002 and to an increase in our gain on sale margin. Gain on sale of loans was 162 basis points on sales volume of $4.9 billion for 2002 compared to 140 basis points on sales volume of $3.9 billion for 2001. The increase in our gain on sale margin was due primarily to improved efficiencies in the execution of our loan sales, including securitizing loans for a full year, and improved pricing leverage and sales volume, as well as greater secondary market acceptance of our adjustable-rate mortgage loan product. We sold all of our mortgage loans on a servicing released basis during 2002 and 2001.

Net Interest Income.    Net interest income increased 15.1% to $6.1 million in 2002 from $5.3 million in 2001. The 2002 year-over-year increase was due primarily to an increase in average mortgages held for sale, which increased to $373.9 million for 2002 compared to $326.6 million for 2001 and an increase in net interest spread on mortgages held for sale. The table below summarizes the changes in our net interest income for 2001 (dollars in thousands).

Yields Earned on Mortgages Held for Sale and Rates on Warehouse Lines of Credit

	2001

	Average Balance	Revenue/ Expense	Yield/ Rate

Mortgage loans held for sale	$326,600	$21,153	6.48%
Warehouse line of credit	$278,000	$15,882	5.71%

Net interest spread		$5,271	0.77%
Net interest income as a % of interest income			24.9%

Expenses

Total operating expenses increased 20.8% to $70.3 million in 2002 from $58.2 million in 2001.

Salaries and Employee Benefits.    Salaries and employee benefits increased 50.0% to $36.0 million in 2002 from $24.0 million in 2001. The increase was primarily due to increases in support staff (processing, underwriting and closing employees) necessary to support the increased origination volume. Total employees (including commissioned sales associates) increased 22.2% to 854 on December 31, 2002 from 699 on December 31, 2001. Commissions paid to sales associates are included in the costs of mortgage loans originated by them and included in the gain on sale calculation for these mortgage loans.

Marketing and Promotion Expense.    Marketing and promotion expense increased 45.3% to $9.3 million in 2002 from $6.4 million in 2001. This increase was primarily due to costs of expanding of our strategic marketing alliances with realtors and home builders. These strategic marketing alliances accounted for 28.7% and 18.7% of our purchase money and total mortgage loan production volumes, respectively in 2002 up from 22.5% and 15.2%, respectively in 2001.

Occupancy and Communications Expense.    Occupancy and equipment expense increased 12.9% to $10.5 million in 2002 from $9.3 million one year earlier. During 2002, we added two additional origination office locations and expanded several existing locations. The 2002 expense also includes a full year of rent for two stores that we opened during the second half of 2001. We had 14 origination offices at year end 2002 compared to 12 one year earlier.

Other Operating Expenses.    Other operating expenses decreased 6.2% to $9.1 million in 2002 from $9.7 million in 2001. The decrease was due primarily to a reduction in our provision for loan losses due to our provision of $4.1 million in 2001 dropping to $1.6 million in 2002, offset by increases in consulting services and other administrative expenses. The provision in 2001 was attributable to our first full year processing our own FHA and VA loan production.

Income tax expense.    Income tax expense was $6.2 million in 2002 compared to an income tax benefit of $5.8 million in 2001. The income tax benefit in 2001 reflects the reversal of a 2000 provision to eliminate tax losses carried forward from prior years when our income did not support realization of such deferrals. The 2002 income tax expense reflects an average aggregate federal and state tax rate of 41.1%.

Risk Management

Risk management is important to our business, and we have a Risk Management Committee comprised of our senior officers to manage and monitor our risks. The Risk Management Committee is comprised of Debra Watkins (EVP Capital Markets and Chair of the Risk Management Committee), Patrick Flood (CEO), Kevin Race (COO), Steven McClellan (CFO), James Krakau (Treasurer), Jeffrey Mouhalis (EVP Production Operations), Robert Bennett (Chief Information Officer), Charles McGuire (General Counsel), John Cardamone (Chief Credit Officer), Todd Vickery (SVP Secondary Marketing), Rebecca Cardamone (SVP Product Development and Management), David Aiken (SVP Sales Support and Services), Daniel Starowicz (VP Servicing) and Robert Purser (VP Controller). The Risk Management Committee oversees:

•	funding and liquidity risk;

•	counterparty risk;

•	interest rate risk;

•	prepayment risk;

•	credit/default risk;

•	operational risk;

•	servicer risk;

•	provider risk; and

•	the controls related to each.

This Committee also evaluates business recovery and continuity considerations for us and our service providers.

We believe that our primary risk exposures are interest rate risk, credit risk and liquidity risk.

Interest Rate Risk

We have risk management practices and programs to manage the interest risks associated with our mortgage origination and financing activities. We enter into derivative transactions solely for risk management purposes. The decision of whether or not a given transaction (or portion thereof) is hedged is based on the risks involved and other factors as determined by senior management, including the financial impact on income, asset valuation and compliance with REIT income tests. In determining whether to hedge a risk, we may consider whether other assets, liabilities, firm commitments and anticipated transactions already offset or reduce the risk. All transactions undertaken as a hedge are entered into with a view towards minimizing the potential for economic losses that could be incurred by us.

From the time a mortgage loan is originated until it is sold as a whole loan or in securitized form in the secondary market, we have exposure to interest rate and credit risk for those loans that are in the pipeline and the warehouse.

The mortgage pipeline consists of mortgage loan applications that have been received, but where the loan has not yet closed. The interest rates on pipeline loans float with market rates or are accompanied by interest rate lock commitments. A “locked pipeline loan” is a loan where the potential borrower has set the interest rate for the loan by entering into an interest rate lock commitment, or “rate lock commitment,” resulting in interest rate risk to us.

A rate lock commitment binds us to lend funds to the potential borrower at a set interest rate. Rate lock commitments generally are sought by fixed rate borrowers. These are less advantageous on adjustable rate loans. Rate locks expire on a fixed date regardless of whether or not interest rates change in the market. Rate lock commitments generally have a term of 15 to 60 days before the closing of the loan (the interest rate lock period). Rate lock commitments are derivative instruments as defined by FASB Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and, therefore, must be recorded at fair value on the balance sheet. However, unlike most other derivative instruments, there is no active market for rate lock commitments that can be used to determine a rate lock commitment’s fair value.

We estimate the fair value of rate lock commitments based on the change in estimated fair value of the underlying mortgage loan, weighted by the probability that the loan will fund within the terms of the rate lock commitment. The change in fair value of the underlying mortgage loan is based upon quoted mortgage backed securities’, or MBS’, prices and is measured from the lock date. Therefore, at the time of issuance, the estimated fair value of a rate lock commitment is zero. Subsequent to issuance, the value of rate lock commitments can be either positive or negative, depending on the change in value of the underlying mortgage loan. The probability that the loan will fund within the terms of the rate lock commitment is driven by a number of factors, in particular, the change, if any, in mortgage rates subsequent to the lock date. In general, the probability of closing and funding the loan increases if mortgage rates rise, and decreases if mortgage rates fall. This is due primarily to the relative attractiveness of current mortgage rates compared to the applicant’s committed rate. The probability that a loan will fund within the terms of the rate lock commitment also is influenced by the source of the applications, age of the applications, purpose for the loans (purchase or refinance) and the application approval rate. We have developed estimates of the mortgages that will not close (fall out) using empirical data that take into account these variables, as well as renegotiations of rate and point commitments that tend to occur when mortgage rates fall. The fallout estimates are utilized to estimate the quantity of loans that will fund within the terms of the rate lock commitments.

For derivative instruments, such as forwards, that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument will be reported as a component of other comprehensive income and reclassified into earnings in the same period during which the hedged transaction affects earnings. Any ineffective portion of the gain or loss on the derivative instrument will be recognized in current earnings during the period of change.

We employ a number of procedures to monitor the designated hedging relationships to determine whether the hedges are demonstrating, and are expected to continue to demonstrate, a high level of effectiveness. Hedge accounting is discontinued on a prospective basis if it is determined that the hedging relationship is no longer highly effective or expected to be highly effective in offsetting changes in fair value of the hedged item. Additionally, we may elect to de-designate a hedge relationship during an interim period and re-designate a hedge upon the rebalancing of a hedge profile and the corresponding hedge relationship. When hedge accounting is discontinued, we continue to carry the derivative instruments on our balance sheet at fair value with changes in value recorded to current earnings.

Credit Risk

We are exposed to credit risk from the time we fund mortgage loans until they are either sold or the principal balance is repaid in full. While we have not experienced any significant credit losses to date, in the event of a significant rising interest rate environment and/or economic downturn, mortgage loan defaults may increase and result in credit losses that would adversely affect our liquidity and operating results. This risk will be magnified following the offering as we build our portfolio of adjustable-rate mortgage loans whose rates increase as the base rate increases, subject to contractual limits.

Our hedging transactions using derivative instruments also involve certain additional risks such as counterparty credit risk, and the risk that unanticipated and significant changes in interest rates will cause a significant loss of basis in the contract. The counterparties to our derivative arrangements are major financial institutions and securities dealers, which we believe are well capitalized with investment grade credit ratings, and with which we may have other financial relationships. While we do not anticipate nonperformance by any counterparty, we are exposed to potential credit losses in the event the counterparty fails to perform. Our exposure to credit risk in the event of default by a counterparty is the difference between the value of the contract and the current market price at the time of the default. There can be no assurance that we will be able to adequately protect against the foregoing risks and will ultimately realize an economic benefit that exceeds the related expenses incurred in connection with engaging in such hedging strategies.

Our mortgage loans held for investment will also be subject to spread risk. We presently expect that the majority of these loans will be adjustable-rate loans valued based on a market credit spread to a benchmark yield such as U.S. Treasury security and LIBOR yields. In other words, their value is dependent on the yield demanded on such securities by the market based on their credit relative to the benchmark yield. Excessive supply of such loans combined with reduced investor demand will generally cause the market to require a higher yield on such securities, resulting in the use of a higher or wider spread over the benchmark yield to value such loans. Under such conditions, the value of our portfolio of mortgage loans held for investment would tend to decline. Conversely, if the spread used to value such loans were to decrease or tighten, the value of our loan portfolio would tend to increase. Such changes in the market value of our loan portfolio may affect our net equity, net income or cash flow or indirectly through their impact on our ability to borrow and access capital.

Liquidity Risk

Liquidity is a measure of our ability to meet potential cash requirements, including ongoing commitments to pay interest on and repay the principal amounts of our borrowings, fund and maintain investments, pay dividends to our shareholders and pay our general business expenses. We believe our cash balances at the time this offering is completed, funds available under our financing arrangements (as described below) and cash flows from operations will be sufficient for our liquidity requirements for the next 12 months. Our investments and assets also generate liquidity on an ongoing basis through mortgage principal and interest payments, pre-payments and net earnings. Should our liquidity needs exceed these on-going or immediate sources of liquidity, we believe that our mortgage loan portfolio could be sold to raise additional cash, subject to limitations on such sales needed to preserve our REIT status. We do, however, expect to continue the expansion that we have undertaken and may have to seek additional sources of capital through the issuance of debt or equity. We currently have no commitments for any additional financings, and we cannot ensure that we will be able to obtain any additional financing at the times required and on terms and conditions acceptable to us. If we fail to obtain needed additional financing, our growth would be slowed or suspended.

As of December 31, 2003, we had the following arrangements in place to fund our mortgage loan originations:

•	a $455 million syndicated warehouse facility led by JPMorgan Chase Bank;

•	a $150 million warehouse facility with Residential Funding Corporation;

•	a $150 million uncommitted repurchase agreement with Merrill Lynch Mortgage Capital Inc.;

•	a $100 million uncommitted repurchase agreement with Credit Suisse First Boston Mortgage Capital, LLC, or “CSFB;” and

•	an open-ended uncommitted advance funding agreement with Fannie Mae referred to as As Soon As Pooled® Plus.

In addition to the financing agreements discussed above, we had in place as of December 31, 2003 an early purchase program agreement (EPP) with Countrywide Home Loans, Inc. Under the EPP, we sell individual mortgage loans to Countrywide on a servicing released basis. The EPP requires us to maintain a ratio of total liabilities to tangible net worth of not greater than 25 to 1. Gains and losses on EPP sales are recognized upon the settlement date when we have surrendered control over the mortgage loans to be delivered by us to Countrywide.

Under the Fannie Mae agreement, we may deliver to Fannie Mae individual mortgage loans against the transfer of funds to us. At a subsequent date, we designate the loans for pooling or sale through Fannie Mae. This facility may be terminated by Fannie Mae at its discretion at any time. We account for the cash payment we receive from Fannie Mae as a financing until we have surrendered control over the loans to be delivered by us to Fannie Mae.

The warehouse and repurchase facilities are subject to sub-limits (including sub-limits on loan types and the availability of financing for loans repurchased as a result of breaches of our representations and warranties, among other items), advance rates and terms that vary depending on the type of mortgage loans securing these financings and the ratio of our liabilities to our tangible net worth. As of December 31, 2003, the aggregate outstanding balance under the Fannie Mae, warehouse and repurchase facilities was $257.0 million and the aggregate maximum amount available for additional borrowings was $602.7 million (excluding the Fannie Mae facility). The Merrill Lynch and Credit Suisse First Boston agreements are not committed facilities and may be terminated at the discretion of the counterparties.

Our existing warehouse and repurchase facilities are secured by mortgage loans owned by us and by certain of our other assets. Advances drawn under these facilities bear interest at rates that vary depending on the type of mortgage loans securing the advances. In addition, the documents governing these facilities contain a number of financial covenants that, among other things, require us to maintain a maximum ratio of total liabilities less loan funding payables to tangible net worth of 12 to 1 in the case of the JPMorgan Chase Bank-led warehouse facility, 13.5 to 1 in the case of the CSFB facility at December 31, 2003 and is 13 to 1 in the first quarter of 2004, and a maximum ratio of total liabilities to tangible net worth of 20 to 1 in the case of the RFC facility and 18 to 1 in the case of the Merrill Lynch facility. We were in compliance with each of these net worth covenants as of December 31, 2003. The CSFB and JPMorgan Chase Bank-led facilities include minimum profitability covenants. CSFB waived, for the period October 1, 2003 through December 31, 2003, the requirement that HBMC have “Net Income” before income taxes and distributions of at least $1.00. In addition, we must comply with applicable regulatory and investor requirements.

The warehouse and repurchase agreements also contain covenants limiting the ability of our subsidiaries to:

•	transfer or sell all or substantially all of our non-loan assets;

•	grant liens on the collateral securing the related credit facilities; and

•	incur additional indebtedness, without obtaining the prior consent of the lenders, which consent may not be unreasonably withheld.

A breach of a covenant on our credit facilities, unless waived or modified, could restrict or eliminate our ability to fund our operations through payments of dividends from our subsidiaries and to pay cash dividends on our stock. In addition, under our warehouse facilities, HBMC cannot continue to finance a mortgage loan if:

•	the loan is rejected as “unsatisfactory for purchase” by the ultimate investor and has exceeded its permissible warehouse period, which varies by facility;

•	HBMC fails to deliver the applicable note, mortgage or other documents evidencing the loan within the requisite time period;

•	the loan ceases to be an eligible loan (as determined pursuant to the warehouse facility agreement).

Our subsidiary, Abetterwayhome Corp., has a line of credit of $60 million from Bank of Montreal, $36.7 million of which was drawn on and outstanding at December 31, 2003. We had $23.3 of available credit at year-end 2003, which we can use to provide liquidity to HBMC and our other operations. This line of credit is guaranteed by GTCR.

We intend to make distributions to our shareholders to comply with the various requirements to maintain our REIT status. However, differences in timing between the recognition of REIT taxable income and the actual receipt of cash could require us to sell assets or to borrow funds on a short-term basis to meet the REIT distribution requirements and to avoid corporate income tax and the nondeductible excise tax.

Certain of our assets may generate substantial mismatches between REIT taxable income and available cash. These assets could include mortgage-backed securities purchased in the secondary market that have been issued at a discount and require the accrual of taxable income in advance of the receipt of cash. As a result, our REIT taxable income may exceed our cash available for distribution and the requirement to distribute a substantial portion of our net taxable income could cause us to:

•	sell assets in adverse market conditions;

•	borrow on unfavorable terms; or

•	distribute amounts that would otherwise be invested in capital expenditures, repayment of debt or future expansion.

Our cash and cash equivalents decreased to $1.7 million at December 31, 2003, from $5.3 million at December 31, 2002. Our primary sources of cash and cash equivalents during the year ended December 31, 2003, were as follows:

•	$21.6 million net decrease in mortgage loans held for sale reflecting, in part, a decline in loan volume during the last quarter of the year; and

•	$2.9 million increase in accounts payable and accrued expenses primarily for accrued payroll taxes, travel and entertainment and marketing expenses.

Our primary uses of cash and cash equivalents during the year ended December 31, 2003, were as follows:

•	$22.1 million increase in accounts receivable attributable to the higher level of loan sales closed prior to year-end where we were awaiting payment at year-end.

•	$7.8 million increase in prepaid and other assets attributable to the increased funding of our deferred compensation plans, the acquisition of two personal residences in connection with key executive relocations (which we are presently marketing for sale) and increases in foreclosed assets held by the company;

•	$13.3 million purchase of furniture and office and computer equipment for new stores and capitalized costs incurred in the development of our HomeBanc Way II software platform (our HomeBanc Way II loan software system is further discussed under “Our company—HomeBanc Way II”) ; and

•	$4.4 million increase in restricted cash to satisfy one of the provisions of our corporate office lease.

In anticipation of this offering, we are accumulating adjustable-rate loans. As a result, we expect that our cash and liquidity position will be under stress due to reduced cash from gains on sale of mortgage loans.

Our cash and cash equivalents increased to $5.3 million at December 31, 2002, from $3.5 million at December 31, 2001. Our primary sources of cash and cash equivalents during the year ended December 31, 2002, were as follows:

•	$3.3 million decrease in accounts receivable in the normal course of business; and

•	$3.2 million increase in accounts payable and accrued expenses, primarily for accrued payroll taxes and other operating expenses in the normal course of business.

Our primary uses of cash and cash equivalents during the year ended December 31, 2002, were as follows:

•	$12.3 million net increase in mortgage loans held for sale, reflecting increased loan origination capacity and the financing thereof;

•	$1.1 million increase in prepaid assets; and

•	$6.1 million purchase of furniture and office and computer equipment for new stores and to accommodate our increased volume of business.

We make certain representations and warranties, and are subject to various affirmative and negative financial and other covenants, under the agreements covering the sale of our mortgage loans regarding, among other things, the loans’ compliance with laws and regulations, their conformity with the ultimate investors underwriting standards and the accuracy of information. In the event of a breach of these representations, warranties or covenants or in the event of an early payment default, we may be required to repurchase the loans and indemnify the loan purchaser for damages caused by that breach. We have implemented strict procedures to ensure quality control and conformity to underwriting standards and minimize the risk of being required to repurchase loans. We have been required to repurchase loans that we have sold from time to time; however, these repurchases have not had a material impact on our results of operations.

Our financing arrangements are short-term facilities secured by the underlying investment in residential mortgage loans, the value of which may move inversely with changes in interest rates. A decline in the market value of our investments in the future may limit our ability to borrow under these facilities or result in lenders requiring additional collateral or initiating calls for additional collateral under our repurchase agreements. As a result, we could be required to sell some of our investments under adverse market conditions in order to maintain liquidity. If such sales are made at prices lower than the amortized costs of such investments, we will incur losses.

Our ability to originate loans depends in large part on our ability to sell or securitize the mortgage loans we originate in the secondary market so that we may generate cash proceeds to repay borrowings under our financing arrangements. The value of our mortgage loans depends on a number of factors, including:

•	interest rates on our loans compared to market interest rates;

•	borrower credit risk classifications;

•	loan-to-value ratios, loan terms, underwriting and documentation;

•	the state of the secondary and securitization markets for our mortgage loans; and

•	general economic conditions.

See “Risk factors—Our Business Would Suffer if We Are Unable to Sell or Securitize the Mortgage Loans that We Originate.”

Anticipated Changes

Subsequent to December 31, 2003, Abetterwayhome Finance, LLC entered into an uncommitted $500 million Master Repurchase Agreement with JPMorgan Chase Bank for the aggregation of adjustable rate mortgage loans, at an advance rate of 99.5% of the lesser of the market value of the mortgage loans or the outstanding principal value of such loans. The Master Repurchase Agreement bears interest at the 30 day LIBOR rate plus 1.00% per annum, which HBMC Holdings LLC has guaranteed up to a maximum of 10%. This facility terminates on July 8, 2004, unless we close this offering prior to such date, in which case the facility will terminate on the date that is 360 days after the completion of this offering. In addition, we are in discussions with JPMorgan Chase Bank as agent to increase the size of our warehouse facility to $800 million as well as establishing a new Master Repurchase Agreement with HomeBanc Funding Corp. to replace the existing Master Repurchase Agreement, each to become effective with the closing of this offering.

Bear Stearns has provided our subsidiary, Abetterwayhome Finance, LLC II a $250 million uncommitted mortgage repurchase aggregation facility to fund our accumulation of mortgage loans.

Liquidity and Capital Resources

Our liquidity and capital resources are discussed under “Risk Management—Liquidity Risk”.

Effects of Inflation

Inflation generally increases the cost of funds and operating overhead, and, to the extent that mortgage loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of our assets and liabilities are, and will continue to be, monetary in nature. As a result, interest rates generally have a more significant effect on our performance than the effects of general levels of inflation have on industrial companies. Although interest rates do not necessarily move in the same direction, or to the same extent, as the prices of goods and services, low inflation or deflation generally have resulted in decreased interest rates. In 2001, the Federal Reserve reduced the targeted federal funds rate interest rates on 11 occasions for a total of 475 basis points. Inflation remained remained low in 2002 and 2003, which reflects that interest rates remained fairly steady in 2002, only dropping 50 basis points in 2002 and 25 basis points in the first half of 2003. There have been no changes by the Federal Reserve in the targeted federal funds rate since late June 2003.

In addition, inflation results in an increase in cost of goods and services purchased, salaries and benefits, occupancy expense and similar items. Inflation and any related increases in interest rates generally decrease the market value of investments and mortgage loans held and may adversely affect our liquidity and earnings, as well as our shareholders’ equity. Increases in interest rates tend to slow mortgage loan prepayment rates, adversely affect mortgage loan refinancings, and to a lesser extent, slow purchase money mortgage originations, as increased rates tend to slow home sales. Increased interest rates would likely reduce our earnings from our sale of mortgage loans in the secondary market. Except to the extent offset by changes in the rates earned on our mortgage loans, the value of, and net interest earnings on, our retained mortgage loan portfolio will be affected by changes in interest rates, credit spreads and prepayment rates on the mortgage loans.

Cyclicality and Seasonality

The mortgage banking industry is cyclical and seasonal. Mortgage loan production generally is greatest when interest rates are low, and declines as rates increase. Seasonal trends reflect the pattern in the national housing market. Home sales typically rise during the spring and summer seasons and decline during the fall and winter seasons. The affect of this seasonality is muted to the extent of mortgage refinancing activity, which is primarily driven by prevailing mortgage rates and is less in the South due to more temperate winter weather than in other parts of the country. In addition, mortgage delinquency rates typically rise temporarily in the winter months driven by mortgagor payment patterns. Our mortgage loan origination volumes and revenues typically are lowest in the fourth and first calendar quarters, and highest in the second and third calendar quarters.

Off Balance Sheet Commitments

Commitments to extend credit are agreements to lend. Since many of the commitments to extend credit may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash-flow requirements. Commitments to extend credit with committed interest rates totaled $211.4 million and $266.2 million at December 31, 2003 and 2002, respectively. The total mortgage loan pipeline totaled $807.1 million and $1,022.7 million at December 31, 2003 and 2002, respectively.

We enter into residential mortgage loan sale agreements with investors in the ordinary course of our business. These agreements usually require us to make certain representations concerning credit information, loan documentation, collateral, and insurability. On occasion, investors have requested us to indemnify them against losses on certain loans or to repurchase loans that the investors believe do not comply with applicable representations. Upon completion of our own investigation, we generally provide indemnification on certain loans. Indemnification requests are generally received within two years subsequent to sale of the underlying mortgage loan. We maintain a liability for estimated losses on loans expected to be repurchased or on which indemnification is expected to be provided, and regularly evaluate the adequacy of this recourse liability based on trends in repurchase and indemnification requests, actual loss experience, known and inherent risks in the loans, and current economic conditions. Total loans repurchased during 2003, 2002, and 2001 were $1.3 million, $3.9 million, and $0.9 million, respectively. We have agreed to indemnify purchasers for future losses, if incurred, on $52.6 million of loans outstanding at December 31, 2003. In addition, total loans sold of $42.1 million remained uninsured as of December 31, 2003. The volume and balance of uninsured government loans may be affected by processing or notification delays. We believe the majority of the uninsured loans at December 31, 2003 will become insured during the normal course of business. To the extent insurance is not obtained, the loans may be subject to repurchase.

Uninsured government loans, which we ultimately repurchased, have been included in the repurchase totals above. Losses charged against the liability for estimated losses, including uninsured government loans, were $1.1 million, $2.9 million, and $0.8 million for 2003, 2002, and 2001, respectively. At December 31, 2003 and 2002, the liability for estimated losses on repurchase and indemnification was $1.4 million and $0.3 million, respectively.

Contractual Obligations

We have various financial obligations that require future cash payments.

The following table outlines the timing of payment requirements related to our commitments as of December 31, 2003 (in thousands):

	Payments Due by Period

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Financing arrangements	$257,045	$226,001	$31,044	—	—
Operating leases(1)	85,127	10,930	24,141	19,174	30,882
Purchase obligations(2) Contractual marketing(3)	13,400 22,492	9,000 10,108	4,400 9,819	— 2,565	— —

Total	$378,064	$256,039	$69,404	$21,739	$30,882

(1)	Included in operating leases are leases for corporate office facilities and branches. We entered into a lease of a new corporate facility at 2002 Summit Boulevard, Atlanta, GA in December 2003 to consolidate our Atlanta operations. The 2004 rent is $3.4 million. Additionally, we are still liable for vacated office facilities office located at 5775 Glenridge Drive, Atlanta, GA until March 2007. The annual rent for our former facility is currently $1.5 million. The landlord of our new corporate facility is contractually obligated to reimburse us for the amount of rent we are obligated to pay for the vacated facility, which facility is currently being marketed for sublease.
(2)	Purchase obligations include capitalizable costs associated with the completion of leasehold improvements at our new corporate facility and the implementation of our new loan system, HomeBanc Way II. Our new corporate facility was completed in phases between September 2003 and March 2004. We had commitments at December 31, 2003 of $3.0 million related to the completion of leasehold improvements and purchase of furniture for the new corporate facility. The implementation of our new HomeBanc Way II loan software system was in progress at December 31, 2003 with an estimated completion date of July 2005. We have spent $3.6 million through December 31, 2003 related to the new loan system and we estimate that we will incur an additional $10.4 million to complete the project.
(3)	Contractual marketing obligations represent costs associated with our strategic marketing alliances.

Subsequent Events

HBMC entered into a lease for a new corporate facility that has allowed it to consolidate personnel located in three separate buildings. As a result, we made an early termination of one lease in 2003 and recorded a related charge of $574,000. Additionally we terminated a lease and vacated a second facility in 2004, and recorded a non-cash charge of approximately $5.4 million in February 2004 related to this other facility.

Quantitative and Qualitative Disclosures About Market Risk

See “Management’s discussion and analysis of financial condition and results of operation—Risk Management.”

Our company

Overview

We are a newly formed Georgia corporation that owns 100% of the outstanding stock of HBMC, a residential mortgage banking company. HBMC and its predecessors have been in the residential mortgage loan origination business for almost 20 years. Upon completion of this offering, we intend to elect to be taxed as a REIT, with HBMC operating as our taxable REIT subsidiary. HBMC will continue to focus its origination activities primarily on prime residential mortgage loans, a portion of which will be sold by HBMC to third parties, and a portion of which, primarily adjustable-rate prime mortgage loans, will be held by HomeBanc Corp. or a wholly owned qualified REIT subsidiary on a leveraged basis. We intend to service the loans that we hold in our portfolio. While the definition of “prime” loans varies from company to company, we consider “prime” loans to be loans that satisfy our prescribed investment criteria, namely loan product type, Fair Isaac Corporation credit scores and loan-to-value ratios. Although we do not presently intend to actively invest in mortgage-backed securities collateralized by assets that we do not originate, we may do so from time to time in the future.

HBMC began operating independently in May 2000, following a leveraged buyout by the Atlanta-based management team and GTCR of First Tennessee Bank National Association’s Atlanta mortgage banking operations that operated under the name of “HomeBanc Mortgage Corporation.” Since 2001, our first full year of operations, originations have grown at a compound annual rate of 20%, from $4.1 billion in 2001 to $5.9 billion in 2003. According to the Atlanta Business Chronicle, HBMC presently is the largest originator of purchase money residential mortgage loans in Atlanta, Georgia. Our executive management team, which is comprised of 10 individuals, averages over 12 years of experience in the mortgage and financial services industries.

Our business is founded upon what we call the “Five Ps”—People, Purchase money mortgage originations, Product offerings, Process and Profitability.

People.    We believe that the success of our organization begins with our people, and their ability to provide quality customer service. Focusing on our people, we seek to recruit, train and retain only the highest quality people to provide outstanding customer service. Each of our associates completes a recruitment pre-screening exam, as well as a comprehensive training program. We have a nine week Professional Sales Development “boot camp” for sales associates and a seven week Operations Training and Certification program for operations associates. In 2002, we created the Office of People and Culture, a department that is responsible for creating a culture based on ethics and the development and satisfaction of our employees. We are ranked 39 on FORTUNE Magazine’s 2004 list of the “100 Best Companies To Work For.”

Purchase Money Mortgage Originations.    We generally focus on originating prime one-to-four family purchase money mortgage loans, rather than mortgage refinancings. During 2003, approximately 67% of our mortgage loan originations were purchase money mortgage loans, measured by total principal balance, compared to an industry average of 34%. Our purchase money mortgage loans have represented approximately two-thirds of our annual mortgage loan production since 2001. In 2000, our purchase money mortgage volume was over 90% of our total production. Purchase money mortgage originations have grown from $2.7 billion in 2001 to $3.9 billion in 2003.

We presently focus on select markets within the States of Georgia and Florida, and, beginning in 2003, North Carolina. Our goal is to focus on markets where we believe the demographics are attractive to achieve our organic growth objectives. For example, the Mortgage Bankers Association reported on March 15, 2004, that the greater-Atlanta area led the nation in single family permits for 13 consecutive years, beginning in 1991.

In addition to utilizing traditional retail mortgage loan origination channels, our purchase money mortgage origination strategy focuses on developing and expanding our strategic marketing alliances with residential realtors and home builders. During 2003, over 36% of our purchase money mortgage loan originations resulted directly from our growing strategic marketing alliances.

Product Offerings.    We offer a wide variety of residential mortgage loan products to meet different market and customer needs, including adjustable- and fixed-rate first lien mortgage loans, home equity lines of credit and other second lien mortgage loans (generally in connection with first lien mortgage loans), and a limited number of construction-to-permanent mortgage loans. In each case, we apply our loan underwriting guidelines and practices and other quality control measures to seek better returns and consistency through our origination process. We also use a consultative selling approach, utilizing statistical technology, that we believe enables us to offer our products to customers more effectively than many of our competitors. We also aggressively market our brand name and product offerings in each of our markets to develop an identity that is unique, and to enhance our visibility and customer loyalty.

Process.    We believe that our emphasis on customer satisfaction is one of the principal reasons that customers select us to satisfy their mortgage loan needs. We also believe that a high level of job satisfaction among our associates results in a higher degree of customer satisfaction. We provide a Customer Service Guarantee, where we offer an unconditional refund of our application fee if, after closing, our customers are dissatisfied for any reason. In addition, we enhance our profile, visibility and reputation through our community service, which includes fund-raising activities for the American Cancer Society and our significant involvement with Habitat for Humanity.

Profitability.    We believe that our focus on people development and purchase money mortgages, coupled with our product offerings and our customer-oriented process, distinguish our company and drive our profitability.

Historically, HBMC has sold substantially all of the mortgage loans that it originates to third parties in whole loan and securitized form. We believe that, due to the complexity of some mortgage products, the secondary mortgage loan market does not always accurately reflect their true economic value. Therefore, we believe that we can increase our returns by retaining prime adjustable-rate mortgage products. Upon completion of this offering, we intend to use leverage to retain these assets to realize this incremental value. We presently expect to continue selling the majority of our fixed-rate mortgage loans and retaining for our investment portfolio primarily adjustable-rate prime mortgage loans originated by us. These holdings will be financed primarily through securitizations treated by us as financings for financial reporting and federal income tax purposes.

Our Industry and Market Opportunity

The residential mortgage loan market is the largest consumer finance market in the United States. According to the February 17, 2004 Mortgage Financial Forecast of the Mortgage Bankers

Association of America, lenders in the United States originated more than $3.8 trillion in one-to-four family mortgage loans in 2003. In its March 15, 2004 report, the Mortgage Bankers Association of America projects that mortgage loan volumes will fall to $2.5 trillion in 2004, which is primarily attributable to an expected decline in the volume of refinancings of existing loans relative to 2003. That report also projects that purchase money mortgage loan volume, representing our primary focus, will increase marginally in 2004 from $1.3 trillion in 2003. Additionally, the report projects that adjustable-rate mortgage loan originations will represent 29% of total loan volume in 2004, up from 19% in 2003.

Generally, the residential mortgage industry consists of a wide variety of brokers, banks, thrifts and securities firms operating in local, regional and national markets. Many specialize in conforming loans, jumbo loans or loans with special credit characteristics, such as “subprime” loans. Our industry is extremely competitive, due to relatively low entry barriers, the ability of competitors to offer lower interest rates and fees, or operate with less stringent underwriting standards to attract customers, and the ability of many lenders to participate in our industry on an opportunistic basis. We believe that our exceptional position and reputation in the industry, our focus on high-quality prime residential mortgage loans, our customer service and strategic marketing alliances with realtors and home builders, and our experience with credit evaluation and risk-based pricing, will, over time, provide us with significant advantages over competitors who do not have comparable staffing and origination capabilities and strategic position.

We focus our origination efforts on select metropolitan areas in the Southeast. Further expansion is planned for specific markets in Georgia, Florida and North Carolina, as well as in South Carolina, Tennessee and Washington D.C. We focus on selected markets due to their attractive demographics, such as population growth and growth in one-to-four family residences. In addition to attractive demographics, the Southeast is also a leading area for mortgage originations, including purchase money mortgages.

Our Business Strategy

Our business model emphasizes retail prime residential mortgage loan originations, and is built on a foundation of people dedicated to delivering the right products and consistently high levels of customer satisfaction. We believe that our goals of sustainable growth and consistent profitability can be achieved through our strategic marketing alliances and a continued focus on purchase money mortgage originations. Our business strategy includes:

•	identifying and successfully recruiting candidates for hire through our candidate assessment process, which enables us to reduce turnover and increase productivity;

•	utilizing a rigorous nine week Professional Sales Development “boot camp” training program for sales associates and a seven week Operations Training and Certification program for operations associates, to attain a highly productive and committed team dedicated to consistently delivering outstanding customer service;

•	fostering and maintaining a strong corporate culture and working environment, through initiatives such as our Office of People and Culture, to promote common ideals and mutual respect among our associates that will enhance our customer experience;

•	focusing on purchase money mortgage originations, which have grown each year since 1985, notwithstanding changing market environments;

•	increasing originations through strategic marketing alliances with residential realtors and home builders who have a significant presence in their markets, which we leverage through our “store-within-a-store” strategy of maintaining an office within our partners’ store locations, thereby increasing our visibility and enhancing our relationships with our strategic alliance partners;

•	expanding our existing market penetration and extending our platform into geographic areas with favorable demographic characteristics and opportunities, with the goal of achieving mortgage loan production levels of approximately one-third in Georgia, one-third in Florida and one-third from other markets;

•	originating mostly prime residential mortgage loans through HBMC that we can either sell to third parties, or, alternatively, retain in our investment portfolio on a leveraged basis to improve returns;

•	periodically securitizing the mortgage loans that we retain as a primary means of long-term financing and leveraging our equity;

•	exceeding client expectations with point-of-service technology, innovative products and a consultative approach to delivering creative solutions customized to our customers’ needs; and

•	developing and maintaining a cost structure where approximately two-thirds of our loan origination costs are variable.

Our Competitive Advantages

We believe that we enjoy several key competitive advantages that will enable us to successfully implement our business strategy. These competitive advantages include:

•	our dedication to training, skills development and job satisfaction of our associates;

•	an experienced executive management team who average over 12 years of experience in the mortgage banking and financial services industries;

•	our strategic marketing alliances with residential realtors and home builders, that provide us with a relationship-based, point-of-sale network of purchase money residential mortgage loan originations;

•	our broad range of mortgage loan products provides our customers with a variety of options and fulfills a spectrum of needs;

•	our strong commitment to customer service, as evidenced by our Customer Service Guarantee; and

•	our direct origination model through HBMC, which provides us with advantages over many of our competitors who have no direct mortgage loan origination capabilities.

Our Loan Products

Upon completion of this offering, we intend to continue our focus on originating prime residential mortgage loans at HBMC. The following summarizes the fixed-rate and adjustable-rate residential mortgage loans that HBMC originates:

•	Prime First Mortgage Loans. We refer to prime credit quality, first-lien mortgage loans secured by one-to-four family residences as “prime first mortgage loans.” During 2003, prime first mortgage loans represented 94.9% of HBMC’s total mortgage loan production by principal balance. Prime first mortgage loans consist of conventional mortgage loans, Federal Housing Administration-qualified mortgage loans and Veterans Administration-qualified mortgage loans, representing 89.4%, 4.3% and 1.2%, respectively, of HBMC’s total mortgage loan production by principal balance during 2003. “Conventional” mortgage loans include:

•	“conforming loans,” which are loans qualifying for sale to Fannie Mae or Freddie Mac or inclusion in mortgage-backed securities guaranteed by Fannie Mae or Freddie Mac, and which represented 30.4% of HBMC’s total mortgage loan production by principal balance during 2003; and

•	“nonconforming loans,” which are loans that do not meet Fannie Mae or Freddie Mac guidelines due to loan size limits, which are currently $333,700 for one family properties, or other underwriting parameters, and which represented 59.0% of HBMC’s total mortgage loan production by principal balance during 2003.

•	Prime Second Mortgage Loans. We refer to prime credit quality loans secured by second liens on one-to-four family residences, including home equity lines of credit, as “prime second mortgage loans.” Prime second mortgage loans are customarily originated in connection with first lien mortgage loans that we originate. Prime second mortgage loans comprised approximately 4.1% of HBMC’s total mortgage loan production by principal balance during 2003.

•	Prime Construction-To-Permanent Loans. HBMC also originates a limited amount of “construction-to-permanent” mortgage loans, which represented 3.2% of HBMC’s total mortgage loan production including construction-to-permanent loans that are not yet permanent by principal balance during 2003. These loans provide qualified borrowers with construction loans that become permanent mortgage loans upon completion of the construction of the property. These loans are a sub-segment of nonconforming mortgage loans during the construction phase. Once the construction phase is complete and the loan converts to a permanent mortgage, we include it in one of the preceding categories.

•	Subprime Mortgage Loans. We refer to first lien mortgage loans secured by one-to-four family residences to individuals with less than “prime” credit, based on a variety of factors including borrower FICO scores and the secondary mortgage loan market purchasers’ purchase and pricing criteria, as “subprime mortgage loans.” Subprime mortgage loans represented approximately 0.8% of HBMC’s total mortgage loan production by principal balance during 2003.

HBMC historically has sold substantially all of the mortgage loans that it originates, with the exception of construction-to-permanent loans (which generally are not sold during the construction phase) as described below:

•	Prime Mortgage Loans. Prime first and prime second mortgage loans have been sold to third parties on a whole loan basis, generally within 60 days after funding. Substantially all conforming mortgage loans have been pooled into mortgage-backed securities guaranteed by Fannie Mae or Freddie Mac, and the securities then have been sold to third parties, generally within 30 days after funding.

•	Prime Construction-To-Permanent Loans. From time to time construction-to-permanent loans have been sold to third parties on a whole loan basis during the construction phase of the loans.

•	Subprime Mortgage Loans. Subprime mortgage loans have been sold to third parties on a whole loan basis, generally within 30 days after funding.

Subject to customary representations and warranties by HBMC as seller, substantially all of the loans described above are sold on a non-recourse basis. Accordingly, credit losses are generally absorbed by the whole loan purchaser, the security guarantor, the mortgage insurer, holders of the subordinated tranches of any securitizations, the U.S. Department of Housing and Urban Development or the Veterans Administration.

Following the completion of this offering, HBMC will continue to originate the mortgage loans described above. A portion of those mortgage loans will be sold to third parties on a whole loan basis, or through a mortgage-backed security, and a portion will be sold to HomeBanc Corp. or one of its qualified REIT subsidiaries to be retained and managed as part of our loan portfolio. Loans sold to third parties will consist of a portion of the prime first and prime second mortgage loans that HBMC originates, and all of the subprime mortgage loans that HBMC originates. Loans sold to third parties will continue to be sold as described above.

Those mortgage loans not sold to third parties will be sold to HomeBanc Corp. or one of its qualified REIT subsidiaries, generally within five days after funding. We presently expect that the loans sold to HomeBanc Corp. primarily will be comprised of adjustable-rate prime first and second mortgage loans, including the following:

•	one-month LIBOR and six-month LIBOR interest-only adjustable-rate mortgages, or “ARMs;”

•	three-year fixed/six-month LIBOR adjustable rate and five-year fixed/six-month LIBOR adjustable rate, ARMs, which we refer to as “hybrid ARMs;”

•	construction-to-permanent loans; and

•	adjustable-rate prime second mortgage loans.

The following table details the wide variety of mortgage loan types originated by HBMC to meet different market and customer needs, as measured by principal balance, for the years ended December 31, 2003, 2002 and 2001:

	2003		2002		2001
Loan Type	Dollars (000s)	% of Loans	Dollars (000s)	% of Loans	Dollars (000s)	% of Loans

Conforming mortgage loans	$1,802,205	30.4%	$1,358,190	27.1%	$1,699,726	41.8%
Nonconforming mortgage loans:
1-month interest-only adjustable rate	348,690	5.9	581,244	11.6	228,948	5.6
6-month interest-only adjustable rate	1,952,403	33.0	1,751,436	34.9	559,263	13.8
3-year fixed/6 month interest-only adjustable rate	28,931	0.5	—	0.0	—	0.0
5-year fixed/6-month interest-only adjustable rate	167,655	2.8	58,618	1.2	52,797	1.3
All other nonconforming mortgage loans	991,972	16.8	465,651	9.3	461,573	11.4

Total nonconforming mortgage loans(1)	3,489,652	59.0%	2,856,949	56.9%	1,302,581	32.1%
FHA- and VA-qualified mortgage loans	325,483	5.5	550,616	11.0	783,123	19.3
Second lien mortgage loans	243,518	4.1	204,082	4.1	103,317	2.6
Subprime loans	45,111	0.8	28,754	0.6	30,808	0.8
Other	14,064	0.2	22,257	0.5	144,856	3.6

Total(1)	$5,920,034	100.0%	$5,020,849	100.0%	$4,064,411	100.0%

(1)	Slight variations in totals due to rounding.

The “Other” loans are comprised primarily of state and local housing finance authority loans. The table above does not include construction-to-permanent loans until conversion of the construction loan to a permanent loan.

Analysis of Our Loan Originations

Geographic Concentration

As of December 31, 2003, HBMC was licensed or qualified to do business in 10 states. At that time, HBMC had 1,180 employees at 16 full-service stores, 107 realtor store-within-a-store locations, two satellite offices and our corporate center and principal office. During each of 2003, 2002 and 2001, HBMC’s loan origination volume, as measured by principal balance, came from the following states:

	2003		2002		2001
State	Dollars (000s)	% of Loans	Dollars (000s)	% of Loans	Dollars (000s)	% of Loans

Georgia	$3,278,573	55.4%	$3,221,018	64.1%	$2,975,184	73.2%
Florida	2,462,885	41.6	1,736,806	34.6	1,073,279	26.4
North Carolina	143,542	2.4	29,309	0.6	7,922	0.2
Other	35,034	0.6	33,717	0.7	8,026	0.2

Total	$5,920,034	100.0%	$5,020,849	100.0%	$4,064,411	100.0%

The “Other” category in the tables above includes loans originated in South Carolina, Tennessee, Alabama, Mississippi and Colorado. The table above does not include construction-to-permanent loans.

Historically, HBMC’s production has been geographically concentrated in Georgia, but recently has become more diversified, as shown above. Our goal is to continue this geographic diversification, and we presently are targeting, on a long-term basis, to achieve production levels of approximately one-third in Georgia, one-third in Florida and one-third in all other markets, based upon principal balance of mortgage loan originations.

Loan-To-Value Ratios

The loan-to-value ratio, or “LTV,” of a loan is an important way for originators and loan investors to determine and evaluate the risk of a particular loan. We compute the loan’s LTV as the original loan balance divided by the appraised value of the property or the contract sales price, whichever is lower. For example, a loan is said to have an 80% LTV if a home was purchased for $100,000 and the loan amount specific to that property is $80,000. This assumes that the appraised value of the home is $100,000 or greater.

For the years ended December 31, 2003, 2002 and 2001, HBMC’s first lien mortgage loan origination volume, as measured by principal balance, contained loans within the following LTV ranges:

First Lien Mortgages	2003		2002		2001

LTV	Dollars (000s)	% of Loans	Dollars (000s)	% of Loans	Dollars (000s)	% of Loans

50% or less	$255,376	4.5%	$221,571	4.6%	$156,825	4.0%
50.01 – 60%	255,511	4.5	231,205	4.8	166,943	4.2
60.01 – 70%	567,652	10.0	423,876	8.8	318,947	8.0
70.01 – 75%	437,092	7.7	409,425	8.5	303,532	7.7
75.01 – 80%	2,520,373	44.4	2,061,576	42.8	1,320,365	33.3
80.01 – 85%	85,148	1.5	101,152	2.1	91,060	2.3
85.01 – 90%	386,003	6.8	341,990	7.1	318,471	8.0
90.01 – 95%	425,739	7.5	452,776	9.4	460,357	11.6
95.01% or more	743,624	13.1	573,195	11.9	824,595	20.8

Total first lien mortgage loans(1)	$5,676,516	100.0%	$4,816,767	100.0%	$3,961,094	100.0%

(1)	Slight variations in totals due to rounding.

In 2003, 2002 and 2001, the weighted average first lien mortgage LTV was 75.7%, 75.8% and 78.2%, respectively. In connection with our first lien mortgage loan originations, we actively pursue concurrent second lien mortgage loans sought by our customers to complete their home purchases. During each of 2003, 2002 and 2001, second lien mortgage loan originations were $243.5 million, $204.1 million and $103.3 million, respectively, which represented 4.1%, 4.1% and 2.6%, respectively, of total mortgage loan originations, by principal balance. The weighted average second lien mortgage combined LTV for 2003, 2002 and 2001 was 92.6%, 88.9% and 85.6%, respectively.

Credit Scores

The individual credit scores of borrowers assist a lender in assessing the quality of loans. When underwriting a potential mortgage loan, we obtain credit scores for borrowers based on their credit reports. Credit reports detail credit history, including existing and previously repaid debt, and payment history on each obligation. Three principal reporting agencies exist, maintaining historical data and providing credit reports for borrowers. The scoring model that is used most often for borrower credit scores is the Fair Isaac Corporation score, or FICO score, which is a three-digit number ranging from 300 to 850 and is based on payment histories, amounts owed, length of credit history, new credit and types of credit use.

The higher the credit score, the more favorably lenders look upon the borrower as a credit risk. Each of the primary credit repositories produce their own score based on the data they have on a potential borrower. In determining whether to make a loan, we use the middle score produced by the primary reporting agencies.

The tables below show the percentage of loans, as measured by principal balance, originated by HBMC in each specific middle FICO score range for the years ended December 31, 2003, 2002 and 2001, divided into first lien mortgages and second lien mortgages:

First Lien Mortgages	2003		2002		2001

FICO Score(1)	Dollars (000s)	% of Loans	Dollars (000s)	% of Loans	Dollars (000s)	% of Loans

800+	$124,883	2.2%	$110,786	2.3%	$12,560	0.3%
775-799	709,564	12.5	597,279	12.4	431,759	10.9
750-774	936,625	16.5	794,767	16.5	627,887	15.9
725-749	885,536	15.6	722,515	15.0	575,124	14.5
700-724	828,771	14.6	669,531	13.9	547,549	13.8
675-699	749,300	13.2	640,630	13.3	519,975	13.1
650-674	641,446	11.3	515,394	10.7	433,312	10.9
625-649	368,974	6.5	366,074	7.6	346,650	8.8
600-624	204,355	3.6	187,854	3.9	208,778	5.3
Below 600	227,061	4.0	144,503	3.0	149,690	3.8
No score available	—	0.0	67,435	1.4	107,810	2.7

Total(2)	$5,676,516	100.0%	$4,816,767	100.0%	$3,961,094	100.0%

Second Lien Mortgages	2003		2002		2001

FICO Score(1)	Dollars (000s)	% of Loans	Dollars (000s)	% of Loans	Dollars (000s)	% of Loans

800+	$4,383	1.8%	$3,469	1.7%	$2,996	2.9%
775-799	26,056	10.7	23,061	11.3	15,188	14.7
750-774	44,807	18.4	40,408	19.8	22,213	21.5
725-749	46,268	19.0	38,980	19.1	20,250	19.6
700-724	44,564	18.3	38,776	19.0	17,564	17.0
675-699	46,025	18.9	34,694	17.0	14,051	13.6
650-674	27,274	11.2	19,388	9.5	7,955	7.7
625-649	3,653	1.5	4,694	2.3	2,480	2.4
Below 625	—	0.0	408	0.2	310	0.3
No score available	487	0.2	204	0.1	310	0.3

Total(2)	$243,518	100.0%	$204,082	100.0%	$103,317	100.0%

(1)	The credit scores are based on the scoring methodologies applied by Fair Isaac Corporation.
(2)	Slight variations in totals due to rounding.

In 2003, 2002 and 2001, the weighted average available middle FICO score was 713, 713 and 709, respectively, for first lien mortgages and 725, 725 and 734, respectively, for second lien mortgages. Many of our loans to borrowers with FICO scores below 650 are originated by us and insured by the Federal Housing Administration, guaranteed by Veterans Administration, or sold to Fannie Mae, Freddie Mac or private investors, and are not considered “subprime” by us.

Property Types

During 2003, all of the mortgage loans originated by HBMC were secured by residential property as collateral. The following table shows the percentage of loans originated by HBMC by property type, as measured by principal balance, for the years ended December 31, 2003, 2002 and 2001.

	2003		2002		2001

Property Type	Dollars (000s)	% of Loans	Dollars (000s)	% of Loans	Dollars (000s)	% of Loans

Single family detached properties	$2,521,934	42.6%	$2,103,736	41.9%	$1,808,663	44.5%
2-4 family	47,360	0.8	35,146	0.7	32,515	0.8
Condominium / Cooperative apartment	509,123	8.6	401,668	8.0	243,865	6.0
Planned unit development(1)	2,817,936	47.6	2,465,237	49.1	1,967,175	48.4
Other / Townhouse	23,680	0.4	15,063	0.3	12,193	0.3

Total(2)	$5,920,034	100.0%	$5,020,849	100.0%	$4,064,411	100.0%

(1)	Represents individual properties in a single-family residential development with common areas maintained by a residential association.
(2)	Slight variations in totals due to rounding.

Loan Balances

During the years ended December 31, 2003, 2002 and 2001, the first and second lien mortgage loan origination volume of HBMC, as measured by principal balance, was comprised of loans with original principal balances within the following ranges:

First Lien Mortgages	2003		2002		2001

Principal Amount of Loan	Dollars (000s)	% of Loans	Dollars (000s)	% of Loans	Dollars (000s)	% of Loans

$100,000 or less	$415,521	7.3%	$294,304	6.1%	$398,090	10.1%
$100,001 to $150,000	1,314,113	23.2	1,142,537	23.7	1,178,029	29.7
$150,001 to $200,000	1,177,877	20.8	969,134	20.1	798,556	20.2
$200,001 to $300,000	1,264,728	22.3	1,040,903	21.6	789,446	19.9
$300,001 to $400,000	577,869	10.2	503,352	10.5	284,407	7.2
$400,001 to $500,000	298,017	5.3	265,404	5.5	171,911	4.3
$500,001 to $600,000	189,028	3.3	155,582	3.2	91,105	2.3
$600,001 to $700,000	126,586	2.2	108,859	2.3	69,715	1.8
$700,001 to $800,000	82,309	1.5	81,885	1.7	42,780	1.1
$800,001 to $900,000	39,168	0.7	42,869	0.9	28,124	0.7
$900,001 to $1,000,000	60,739	1.1	35,644	0.7	41,195	1.0
$1,000,001 to $1,500,000	87,986	1.6	87,183	1.8	41,591	1.1
$1,500,001 to $2,000,000	31,221	0.6	32,754	0.7	20,994	0.5
$2,000,001 or higher	11,353	0.2	56,356	1.2	5,150	0.2

Total(1)	$5,676,516	100.0%	$4,816,767	100.0%	$3,961,094	100.0%

Second Lien Mortgages	2003		2002		2001

Principal Amount of Loan	Dollars (000s)	% of Loans	Dollars (000s)	% of Loans	Dollars (000s)	% of Loans

$15,000 or less	$3,506	1.5%	$2,674	1.3%	$2,542	2.5%
$15,001 to $20,000	6,648	2.7	6,184	3.0	4,866	4.7
$20,001 to $30,000	38,914	16.0	31,694	15.5	18,360	17.8
$30,001 to $40,000	47,437	19.5	36,735	18.0	17,977	17.4
$40,001 to $50,000	37,404	15.4	32,449	15.9	14,309	13.9
$50,001 to $60,000	25,277	10.4	21,367	10.5	10,383	10.1
$60,001 to $70,000	17,558	7.2	15,184	7.4	7,191	7.0
$70,001 to $80,000	14,295	5.9	12,898	6.3	5,765	5.6
$80,001 to $90,000	9,741	4.0	9,102	4.5	3,792	3.7
$90,001 to $100,000	14,075	5.8	15,000	7.4	8,596	8.3
$100,001 to $125,000	9,400	3.9	3,469	1.7	1,756	1.7
$125,001 to $150,000	10,788	4.4	5,714	2.8	1,281	1.2
$150,001 or higher	8,474	3.5	11,612	5.7	6,499	6.3

Total(1)	$243,518	100.0%	$204,082	100.0%	$103,317	100.0%

(1)	Slight variations in totals due to rounding.

In 2003, 2002 and 2001, the weighted average principal balance of the loans that HBMC originated was $183,473, $183,922 and $163,835, respectively, for first lien mortgages, and $42,756, $43,120 and $39,027, respectively, for second lien mortgages.

Our Loan Underwriting Guidelines and Practices

We apply the following underwriting guidelines with respect to the mortgage loans that HBMC originates:

•	Conforming mortgage loans must comply with the guidelines established by Fannie Mae or Freddie Mac, as applicable.

•	FHA-qualified and VA-qualified mortgage loans must comply with the guidelines established by the U.S. Department of Housing and Urban Development and the VA.

•	Nonconforming mortgage loans, prime second mortgage loans and subprime mortgage loans must comply with guidelines that HBMC has established, which we refer to as the “HBMC underwriting guidelines.” To satisfy certain private investors, rating agencies and third-party credit enhancement providers, HBMC also may apply those parties’ pre-established guidelines.

The HBMC underwriting guidelines were designed to facilitate funding and ultimate sale of mortgage loans in the secondary mortgage market.

The HBMC underwriting guidelines allow HBMC to evaluate an applicant’s credit standing, financial condition and repayment ability, as well as the value and adequacy of the mortgaged property as collateral for any loan that HBMC reviews. As part of the loan application process, the applicant is required to provide information concerning his or her assets, liabilities, income and expenses, subject to certain of the provisions below, along with an authorization permitting HBMC to obtain any necessary third-party verifications, including a credit report summarizing the applicant’s credit history.

We seek to match the amount of disclosure required by applicants to appropriate loan products. During the year ended December 31, 2003, we estimate that less than 10% of HBMC’s loan origination volume, as measured by principal balance, was to borrowers who chose not to provide complete documentation, and instead chose a product with terms to reflect the reduced documentation.

In evaluating an applicant’s ability and willingness to repay the proposed loan, HBMC also reviews the applicant’s credit history and outstanding debts, as reported on the credit report that HBMC obtains. If an existing mortgage or other significant debt listed on the loan application is not adequately reported on the credit report, HBMC may request a written or oral verification of the balance and payment history of that debt from the servicer of the debt.

HBMC verifies the applicant’s liquid assets for a general indication of creditworthiness and to determine whether the applicant has adequate liquid assets to cover any required down payment, closing costs and prepaid interest, while maintaining a minimum cash reserve equal to the sum of two monthly payments.

HBMC also evaluates the applicant’s income to determine stability, probability of continuation and adequacy to service the proposed HBMC debt payment. HBMC’s guidelines for verifying income and employment of a potential borrower are generally as follows:

•	For salaried applicants, HBMC typically requires a written verification of employment from the applicant’s employer, or a copy of the applicant’s two most recent federal tax returns, a current pay stub and verbal verification of employment from the employer;

•	For non-salaried applicants, including self-employed applicants, HBMC requires copies of the applicant’s two most recent federal income tax returns, along with all supporting schedules; and

•	For self-employed applicants, HBMC also generally requires the submission of a signed profit and loss statement.

For first lien mortgage loan originations with LTVs in excess of 80%, the borrower is generally required to purchase private mortgage insurance.

In determining the adequacy of the property as collateral for the loan, an appraisal of the property conforming to Fannie Mae or Freddie Mac standards is performed by an independent appraiser that HBMC approves. The appraiser is required to inspect the property and verify that it is in good condition and that construction or renovation, if new, has been completed. The appraisal report indicates a value for the property and provides information concerning marketability, the neighborhood, the property site, interior and exterior improvements and the condition of the property.

In addition to the foregoing, the approval process generally requires that the potential borrower have a total debt-service-to-income ratio, or “DTI” ratio, that typically does not exceed 45%. HBMC may raise this limit to 50% or greater if the potential borrower demonstrates satisfactory disposable income and/or other mitigating factors are present. The DTI ratio is calculated as the ratio of the borrower’s total monthly debt obligations, including, if applicable, the interest-only payments on the proposed loan, and, in the case of adjustable rate interest-only loans, at an interest rate that is two percentage points higher than the original rate, divided by the borrower’s total verified monthly income. The required DTI ratio generally varies depending upon the LTV, the occupancy type and the level of documentation provided.

Decentralized Fulfillment Model

We utilize traditional retail mortgage channels for our mortgage loan originations. Unlike many of our competitors in the mortgage industry that maintain a centralized mortgage loan origination process where sales take place at a sales office convenient to the customer but the fulfillment of the mortgage loan takes place at a centralized location for the company, we maintain a decentralized fulfillment model including underwriting. In this decentralized model, the loan is entirely fulfilled at the point-of-sale location. This decentralized process improves and speeds our customer service and strengthens our customer relationships.

Our People

Recruitment and Hiring

Our recruiting program pursues intelligent, caring, and talented people who we believe will contribute to our culture and customer satisfaction. We use an online Internet assessment tool and an in-person screening tool to assess our candidates and to provide candidates with an understanding of our employment expectations. We also ask our candidates to watch a short film about our organization and the commitments that we expect of our employees. We have found these tools to be valuable in screening candidates and predicting a candidate’s ability to succeed in our organization.

Training

We believe that extensive education and training of our employees are important to our success. We require that all new sales associates attend Professional Sales Development, or “PSD,” which is an intensive nine-week “boot camp” in which associates spend 10-12 hours per day in the classroom. Through PSD, our associates learn a wide range of information, from basic mortgage banking to advanced loan product training and from personal development to relational sales skills. Most PSD students enter the company with no mortgage background. We require associates to complete homework, practical application of concepts, field time and consistently applied testing, which helps associates retain and apply the information that they learn. Students graduating with an “A” grade on our standardized examination have consistently averaged over $11 million in mortgage loan production in their first 12 months in the business. In addition, Mortgage Originator magazine publishes an annual list of the top “rookie” mortgage originators nationwide, and the 2001 and 2002 lists included three and 13 PSD graduates among the top 40 and 75 “rookies of the year,” respectively. The 2003 list, which will appear in the April 2004 issue, is expected to include 14 PSD graduates among the top 75 “rookies of the year.” If a PSD graduate leaves HBMC within the first five years of employment, he or she must reimburse HBMC training costs of up to $60,000 if he or she continues working within the mortgage lending industry.

Operations Training & Certification, or “OTC,” is a complimentary program to PSD, and focuses on the operational side of the business, covering all processes from loan set-up through closing. The OTC program lasts seven weeks and focuses on the basic skills necessary to assure operational excellence, as well as establishing a well-engrained customer service focus. Subsequent to graduation, we offer a broad range of continuing education training in all areas of sales and operations, as well as courses in ancillary areas, such as computer training, personal development, management and leadership.

Office of People and Culture

We believe that successful recruiting and associate productivity and retention are key to increased efficiency and performance in our organization. We created a department dedicated to recruiting, equipping and retaining our associates, known as the Office of People and Culture, in order to best serve what we consider one of our most important goals—achieving the satisfaction and productivity of our associates.

The Office of People and Culture oversees the recruiting, training and leadership development of our associates. This department is dedicated to associate satisfaction and associate wellness and facilitates the “career pathing” of our associates within our organization. Our positive company culture is reinforced through various programs that we provide, including the New Associate Orientation, the Associate Emergency Fund and various training programs at our own “HomeBanc Academy.”

We have received recognition for our focus on, and commitment to, our people, including being ranked 39 in Fortune Magazine’s 2004 “100 Best Companies to Work For,” ranked first on the Atlanta Business Chronicle’s September 2003 “A+ Employer List,” named one of the Orlando Sentinel’s 100 Best Companies for Families in 2003 and named one of Jacksonville Magazine’s “25 Companies Who Care” in 2003.

Associate and Customer Satisfaction

We believe that employee satisfaction is the key to creating and promoting customer satisfaction. We have found that satisfied associates provide superior customer service, which enhances our customer loyalty and reputation. As a result, our investment in our people and their satisfaction is key to our growth strategy.

To promote employee satisfaction, we offer a 401(k) matching contribution program, a profit sharing plan, tuition reimbursements, maternity and paternity leave programs, adoption benefits, life balance programs and corporate massage therapy. We also offer the Associate Emergency Fund, funded by our associates and designed especially for associates in need. This fund provides monetary assistance to our associates for unexpected medical bills, paid time off to visit an ill family member, emergency travel expenses or other unforeseen circumstances. We also celebrate an “associate appreciation month” each year, where we offer a series of events that reinforce the satisfaction of our associates.

The mission of our associates is, in turn, focused on serving others. Each month we recognize and award one associate with a service award for demonstrating high-service ethics, either within our organization or within the community. At our internal annual meeting, we recognize the current monthly service award winner, as well as the recipient or our annual customer services award.

To augment our customer service initiatives, we also offer a Customer Service Guarantee, where we offer to refund an applicant’s mortgage loan application fee if they are, for any reason, dissatisfied with the loan origination process. We implemented our Customer Service Guarantee in December 2000, and, since that time, less than 1% of loan applicants have requested a refund of their application fee. In addition, we solicit feedback from our customers immediately after their loans close to determine whether they were satisfied by the speed, ease and responsiveness or our origination process. In 2003, 71% of our customers who provided feedback to us indicated that they were “Very Satisfied” and 22% indicated that they were “Satisfied” with the origination process. To assist us in providing customer satisfaction to borrowers whose mortgage loans we service, we presently anticipate that, by 2005, we also will implement an annual servicing satisfaction survey similar to our origination survey.

We also annually celebrate Customer Service Week, where we sponsor a wide range of programs and activities designed to recognize and express our appreciation to selected customers and strategic marketing alliance partners. Under one of these programs, called “You Mean The World To Us,” we provide each of our regional offices the opportunity to formally acknowledge and recognize five customers or strategic marketing alliance partners—namely, a borrower, a real estate agent, a builder, an appraiser, and a closing agent. To formally acknowledge these customers and strategic marketing alliance partners, we provide them with a suitable award.

Our Approach to Marketing

Advertising and Branding

Our primary marketing focus is on residential real estate agents and home builders, especially in well-established offices and new home communities. We believe that residential real estate agents and home builders play important roles in a consumer’s choice of home financing providers. According to a September 30, 2003 study conducted by the Parthenon Group, approximately 70% of home buyers receive a mortgage lender referral from a real estate agent, and 81% of the time those home buyers utilize one of the referred lenders.

We believe that we can effectively reach out to real estate agents and home builders through our varying promotional, educational and recognition events. For example, we regularly invite nationally recognized experts in the real estate sector to meet with and educate the real estate agents with whom we do business. We also host events in each of our markets, which enable our sales associates to strengthen their relationships with real estate agents, home builders and customers.

We produce quarterly market research data to help focus our efforts on the best opportunities, and we attempt to calculate the business generated by our events and programs to determine their effectiveness. We provide personalized marketing materials and support to over 400 loan officers throughout the organization using a proprietary system that we developed, called “BizBuilder.” BizBuilder enables our associates to access historical customer databases, broken down by market area, loan officer and real estate agent. Our associates can use the print-on-demand technology of BizBuilder to efficiently coordinate small and large scale mailings with customized messages to customers and referral sources.

We also rely, to a lesser extent, on mass media advertising to promote our brand recognition and reputation. In each or our major markets, we use highly visible outdoor billboards, with messages that change approximately every four months.

Strategic Marketing Alliances

To leverage the strategic marketing alliances that we develop with residential realtors and home builders, we seek exclusive multi-year relationships with our alliance partners. These relationships help us create distribution channels that strategically position us to be first in the sales cycle for realtors and home builders, providing us with a significant competitive advantage. By developing captive distribution channels for purchase money mortgage loan originations, we seek to increase purchase money mortgage loan productivity and decrease volatility of earnings. The following table sets forth information regarding our originations resulting directly from our strategic marketing alliances:

	As of and for the year ended December 31,

	2003	2002	2001

Realtor strategic marketing alliance partners	61	16	2
Number of realtor stores-within-a-store	107	41	26
Builder strategic marketing alliance partners	71	16	—
Originations resulting from strategic marketing alliances (in thousands of dollars)	$1,430,164	$937,147	$617,294
Year-to-year increase in dollar amount of originations	52.6%	51.8%	—
Percentage of total purchase money mortgage loan originations	36.3%	28.7%	22.5%
Percentage of total mortgage loan originations	24.2	18.7	15.2

To leverage our strategic marketing alliances, we have developed a “store-within-a-store” strategy, where we establish a physical office within the store location maintained by the realtor or home builder. This store-within-a-store strategy provides us with enhanced visibility and access to potential customers and serves to strengthen our relationship with our strategic marketing partners. In addition to physical presence within our strategic marketing partners’ locations, our alliances provide opportunities for co-branding and advertising within printed and other materials, on signage and on our strategic marketing partners’ websites.

HomeBanc Way II

We are in the process of developing a new comprehensive software system, called “HomeBanc Way II,” to facilitate our operations. HomeBanc Way II is a multi-year project to design and implement a new set of business processes and best practices for originating loans. The primary goals are to gain substantial improvements in operational efficiency, cost savings and a reduction of loan defects beginning in 2005. This project also includes adding the capability to deliver and store all documents electronically. The new business processes are supported by web-based architecture in a combination of purchased and self-developed components. The ultimate goal is to migrate from a variety of existing systems to a new services-based architecture that is modular in design and is developed in-house. The overall project has 15 distinct phases that are being run as separate project efforts. Six of the 15 phases have been completed at a cost of $3.6 million. We currently estimate that the project will require an additional $10.4 million of expenditures to complete by late 2005. We expect that the anticipated capabilities of HomeBanc Way II will significantly improve our relationships with our third-party vendors and our mortgage loan investors and purchasers.

Loan Servicing

Loan servicing is a series of administrative functions with respect to a mortgage loan, which are governed by federal, state and local regulations, as well as the terms of the mortgage loan and the contractual servicing agreement between the servicer and the holder of the related mortgage loans. The servicer performs loan servicing functions in exchange for fees and other remuneration. Servicing functions typically include:

•	collecting and remitting loan payments;

•	responding to borrower inquiries;

•	accounting for principal and interest;

•	holding custodial (escrow impound) funds for payment of property taxes and insurance premiums;

•	counseling delinquent mortgagors; and

•	supervising foreclosures and property dispositions.

For performing these functions, the servicer receives an annual servicing fee. The servicing fees are collected and paid from the monthly interest payments made by the mortgagors. In addition, the servicer generally receives other remuneration consisting of float benefits derived from collecting and remitting mortgage payments, as well as rights to various mortgagor-contracted fees, such as late charges and reconveyance charges. In addition, the servicer generally has the right to solicit the mortgagors for other products and services, such as second mortgages and insurance, as well as a new first mortgage for those considering refinancing or purchasing a new home.

Prior to December 2003, HBMC did not retain the servicing for any of the mortgage loans that it sold, except for construction-to-permanent mortgage loans, which HBMC serviced during the construction phase of the loan. Commencing in December 2003, HBMC began retaining servicing for those loans that it found economically attractive to service, namely a portion of the nonconforming mortgage loans and a limited number of Fannie Mae mortgage loans, and continued to service the construction-to-permanent loans during the construction phase of these mortgage loans. In addition, HBMC generally has serviced loans that are the subject of securitized transactions for up to 30 days after the loans are securitized.

Although we have only limited servicing experience as an organization, our servicing team has 20 associates, including two managers, each of whom has approximately 20 years of mortgage servicing experience. To support its conforming mortgage loan securitization sales, HBMC implemented an interim servicing platform in July 2001, which included licensing of comprehensive third party mortgage loan servicing software. In 2002, HBMC commenced preparation to transition from interim servicing to “life-of-loan” servicing, which included hiring additional experienced management and line staff and licensing additional third party mortgage accounting software. HBMC commenced “life-of-loan” servicing in December 2003. After this offering, HBMC will act as subservicer for those loans that it sells to HomeBanc Corp. We presently believe that our servicing infrastructure will enable us to continue to satisfy our servicing obligations after this offering.

Our Portfolio and Investment Guidelines

Following this offering, HBMC will sell mortgage loans that it originates to third parties on a whole loan basis, or through mortgage-backed securities, and to HomeBanc Corp. or its qualified REIT subsidiary, which will retain these loans. Loans sold to third parties will consist of a portion of the prime first and prime second mortgage loans that HBMC originates, and all of the subprime mortgage loans that HBMC originates. Loans sold to third parties will continue to be sold as described above under “—Our Loan Products.” Those mortgage loans not sold to third parties will be sold to HomeBanc Corp. or its qualified REIT subsidiary, generally within ten days after funding. We presently expect that the loans sold to HomeBanc Corp. or its qualified REIT subsidiary primarily will be comprised of adjustable-rate prime first and second mortgage loans, including the following:

•	one-month LIBOR and six-month LIBOR interest-only adjustable-rate mortgages, or “ARMs;”

•	three-year fixed/six-month LIBOR adjustable rate, and five-year fixed/six-month LIBOR adjustable rate, ARMs, which we refer to as “hybrid ARMs;”

•	construction-to-permanent loans; and

•	adjustable-rate second mortgage loans.

HomeBanc Corp. will retain the mortgage loans that it purchases from HBMC as part of its investment portfolio and will finance the whole loans through financing arrangements pending securitization. Our qualified REIT subsidiary, HomeBanc Funding Corp., will hold and finance mortgage loans pending securitization. HomeBanc Funding Corp. II, another qualified REIT subsidiary, will purchase mortgage loans from HomeBanc Funding Corp. and finance these purchases through securitizations and equity from HomeBanc Corp. We will continue to earn net interest margin on the entire portfolio. We presently do not intend to acquire subordinated mortgage-backed securities from any third parties for investment purposes.

Our board of directors will adopt investment guidelines providing, among other things, that we will not make any investment that would cause us to fail our REIT qualifications or cause us to become an investment company. Our investment guidelines are likely to be amended from time to time to reflect changing conditions and maintain a high-quality portfolio. Such changes will not require the consent of our shareholders.

We believe that our strategy of focusing on holding a portion of the mortgage loan production of HBMC, versus purchasing mortgage loans and securities on the open market, will allow us to create a better portfolio at a lower cost, giving us competitive advantages in the industry over mortgage loan investors who do not maintain the capability to originate mortgage loans or have direct relationships with borrowers.

Risk Evaluation

In addition to the review of credit risk that HBMC undertakes through its application of the HBMC underwriting guidelines, we have a risk management strategy, and we intend to examine our portfolio regularly to determine if we maintain appropriate levels of reserves for losses that we may experience.

HBMC has a risk management committee, which provides cross-functional oversight of key risks and related controls, particularly funding and liquidity risks, interest rate risks, counterparty risks, prepayment risks, credit risks, operational risks, third-party service provider risks and the controls related to each, as well as business recovery and continuation risks. The risk management committee generally meets bi-weekly. HBMC’s current risk management strengths and initiatives include:

•	utilizing a limited group of approximately 50 appraisal companies that HBMC has approved to maintain quality and consistency among our appraisals;

•	maintaining a rigorous certification program for our mortgage loan underwriters;

•	continual portfolio reviews of investor, HUD and mortgage insurance company data with executive management;

•	maintaining strict adherence to our underwriting guidelines, and, where appropriate, investor underwriting guidelines, that may be different from our own;

•	utilizing comprehensive third-party computer software that provides, on a dynamic basis reflecting experience, interest rate risk analysis and management, hedge position management and sensitivity analysis, best execution analysis and rate lock fallout analysis related to our interest rate lock commitments and mortgage loans held for sale;

•	maintaining a quality control program in accordance with mortgage loan investor requirements, including the use of third-party computer software to aid us in our compliance with applicable lending laws;

•	performing independent audits of loans for conformity with our underwriting guidelines utilizing various tools and information, including the “Fraud-Guard” system, and reporting the results directly to our executive management team to implement corrective measures; and

•	establishing quality and process improvement initiatives, including on-going review and redesign of aspects of our underwriting and loan processing in order to create clearer lines of accountability and potential reduction in operational risk.

Our Financing Strategy

Similar to many mortgage REITs, we expect to increase our returns by leveraging our equity through borrowings, including securitizations treated as debt for financial reporting and federal income tax purposes. We presently expect to maintain a leverage ratio of 12 to 14 times the amount of our equity. We will seek to match the maturities of our borrowings to the maturities of our investments to reduce refinance risk and lessen the potential effects of changes in interest rates. The following discussion summarizes the financing methods that we may use to take advantage of financing alternatives available to us.

Warehouse Facilities

HBMC uses credit facilities with third parties referred to as “warehouse lines” or “warehouse facilities.” Under warehouse lines, HBMC borrows funds to originate new mortgage loans, and in turn pledges the mortgage loans to the warehouse lender as collateral. HBMC currently maintains the following warehouse lines of credit:

•	a $455 million syndicated warehouse facility led by JPMorgan Chase Bank; and

•	a $150 million warehouse facility with Residential Funding Corporation.

Please refer to “Management’s discussion and analysis of financial condition and results of operations – Liquidity and Capital Resources” for additional information regarding HBMC’s warehouse lines.

On March 8, 2004, HBMC amended its JPMorgan Chase Bank-led warehouse facility to allow the financial flexibility for HBMC to enter into a whole loan aggregation agreement with Abetterwayhome Finance, LLC. The amendment provided for, among other things, a reduction in the minimum amount of tangible net worth HBMC is required to maintain, an increase in the number of days that JPMorgan Chase Bank will finance mortgage loans with minor documentation flaws and the creation of a sub limit for loans with minor documentation flaws.

Master Repurchase Agreements

HBMC also uses repurchase agreements to finance a portion of the mortgage loans that it originates. Under these agreements, HBMC sells a mortgage loan to a counterparty and agrees to repurchase the loan from the counterparty at a price equal to the original sale price plus an interest factor. HBMC presently maintains the following master repurchase agreements:

•	a $100 million master repurchase agreement with Credit Suisse First Boston Mortgage Capital, LLC; and

•	a $150 million master repurchase agreement with Merrill Lynch Mortgage Capital Inc.

Please refer to “Management’s discussion and analysis of financial condition and results of operations—Risk Management—Liquidity Risk” for additional information regarding HBMC’s master repurchase agreements.

Fannie Mae As Soon As Pooled® Plus Program

In connection with the sale of conforming mortgage loans to Fannie Mae for cash or for their inclusion in a pool of mortgage-backed securities guaranteed by Fannie Mae, we have entered into an “As Soon As Pooled® Plus” agreement with Fannie Mae. The “As Soon As Pooled® Plus”

agreement allows us to receive cash from Fannie Mae in respect of the conforming mortgage loans up to 60 days in advance of the actual sale of these loans to Fannie Mae, allowing us to pay down our borrowings under our warehouse lines of credit. Much like our repurchase facilities, after a specified period of time we repurchase these mortgage loans from Fannie Mae for a premium, which equates to interest charged on the cash Fannie Mae advanced to us. Unlike our repurchase facilities, we do not then sell the loans to third-party investors, but instead sell them back to Fannie Mae immediately after they have been repurchased by us. Before the conforming loans are sold for cash or pooled in mortgage-backed securities, we are subject to margin requirements which may require us to transfer additional cash or mortgage loans to Fannie Mae in the event of a decrease in the market value of the conforming loans.

Loan Aggregation Facility

On March 2, 2004, Abetterwayhome Corp. created a Delaware limited liability company called Abetterwayhome Finance, LLC, a bankruptcy-remote, special-purpose vehicle with Abetterwayhome Corp. as its sole member. On March 8, 2004, Abetterwayhome Finance entered into a $500 million uncommitted master repurchase agreement with JPMorgan Chase Bank. Abetterwayhome Finance has used this facility to from time to time purchase adjustable rate mortgage loans at fair market value from HBMC and to aggregate mortgage loans to be sold to HomeBanc Funding Corp. after completion of this offering for securitization. We presently anticipate, through Abetterwayhome Finance, LLC II, another bankruptcy-remote, special-purpose vehicle with Abetterwayhome Corp. as its sole member, entering into a similar $250 million uncommitted facility with Bear, Stearns & Co.

Loan Securitizations

We also intend to use mortgage loan securitizations structured as debt for federal income tax and financial reporting purposes as a long-term primary means of financing and leveraging our equity. Our loan securitizations may be rated debt securities, or bonds, secured by a pool of mortgage loan assets sold to HomeBanc Funding Corp. II, a special-purpose vehicle wholly owned by us. Securitization transactions are structured by determining cash flows from like-kind mortgage loan collateral and segmenting the cash flows into maturity or credit rated classes. The principal securities rating agencies, such as Standard & Poor’s Ratings Services, Moody’s Investors Service and/or Fitch, Inc., will provide ratings on classes of these securitizations based on a variety of factors. The securities issued under securitization facilities provide liquidity as they can be bought or sold quickly and cheaply, versus sales of entire loan portfolios.

After this offering, we intend to use our wholly owned, bankruptcy-remote, special-purpose vehicles, HomeBanc Funding Corp. and HomeBanc Funding Corp. II, respectively, to aggregate mortgage loans pending securitization and to act as depositor into the securitizations of our mortgage loans. We will own the subordinated tranches and receive the net interest on any securitizations by HomeBanc Corp.

We will seek to securitize our loans in economic volumes, in an effort to realize efficiencies of scale and better execution. We presently expect that we will complete securitizations periodically, depending on production volumes and execution costs. However, at times where we need more liquidity, we may securitize a smaller number of loans and lose some or all of the advantages of larger loan securitizations.

Our Hedging Activities

The following summarizes the hedging instruments that, subject to limitations imposed by the REIT requirements, we expect to use to reduce interest rate risks on the loans that we hold for investment and the loans that we hold for sale.

Loans Held for Investment

We will attempt to mitigate the interest rate risk on loans that we securitize and loans that we hold in our investment portfolio. In the case of loans that we securitize, the securitization itself assists us in hedging interest rate risks by enabling us to match the terms of the liabilities in the form of pass-through securities of the mortgage loans that we securitize.

In the case of loans that we hold in our investment portfolio, we utilize the hedging techniques described below:

Matching Adjustable Rates on Borrowings.    We will attempt to fund all of our ARM assets with borrowings whose maturities approximately match the interest rate adjustment periods on our ARM assets. Accordingly, some of our borrowings will have variable interest rates or fixed interest rates with maturities of one year or less because some of our ARM assets are traditional ARM assets, which have interest rates that adjust within one year.

However, some of our portfolio will be comprised of hybrid ARM assets, which have fixed interest rate periods of three to five years. We will utilize hybrid hedging instruments to, in effect, fix the interest rate on our borrowings such that the net duration of our hybrid ARM assets, related borrowings and hybrid hedging instruments is no more than one year. A lower duration indicates a lower expected volatility of earnings given future changes in interest rates.

Interest Rate Swap Agreements and Eurodollar Transactions.    When we enter into a swap agreement, we agree to pay a fixed rate of interest and to receive a variable interest rate, generally based on LIBOR. We may also enter into Eurodollar transactions in order to fix the interest rate changes on our forecasted three-month LIBOR based liabilities.

Cap Agreements.    Additionally, we may purchase interest rate cap agreements, pursuant to which we will receive cash payments if the interest rate index specified in the cap agreement increases above contractually specified levels. Therefore, the interest rate cap agreements have the effect of capping the interest rate on a portion of our borrowings to the rate specified by the interest rate cap agreement.

We also may enter into other hedging-type transactions designed to protect our borrowing costs or portfolio yields from interest rate changes. We may also purchase “interest-only” mortgage derivative assets or other mortgage derivative products for purposes of mitigating risk from interest rate changes. We may also use, from time to time, futures contracts and options on futures contracts on the Eurodollar, Federal Funds, Treasury bills and Treasury notes and similar financial instruments to mitigate risk from changing interest rates.

We presently do not intend to enter into derivative instruments, except for hedging purposes. Further, it is unlikely that we can obtain hedging instruments that perfectly offset all of the risks of our assets and liabilities. No hedging strategy can completely insulate us from risk, and certain of the federal income tax requirements that we must satisfy to qualify as a REIT may limit our ability to hedge. We intend to monitor and may have to limit our hedging strategies to ensure that we do not realize excessive hedging income or hold hedging assets having excess value in relation to total assets.

Loans Held For Sale

We historically have used, and, after this offering, expect to continue to use, various financial instruments, including derivatives, to manage the interest rate risk related specifically to our applications subject to interest rate lock commitments, which we refer to as our “committed pipeline,” and our mortgage loan inventory. We generally expect to use the following derivative instruments in our risk management activities related to the committed pipeline and mortgage loan inventory:

•	“best efforts” and “mandatory” forward sales of individual or whole loans, which represent an obligation to sell mortgage inventory to an investor at a specific price in the future;

•	forward sales of mortgage-backed securities, or “MBS,” which represent an obligation to sell a MBS at a specific price in the future, and the value of which increases as mortgage rates rise;

•	forward purchases of MBS, which represent an obligation to buy a MBS at a specific price in the future, and the value of which increases as mortgage rates fall;

•	long call options on MBS, which represent a right to buy a MBS at a specific price in the future, and the value of which increases as mortgage rates fall;

•	long put options on MBS, which represent a right to sell a MBS at a specific price in the future, and the value of which increases as mortgage rates rise;

•	long call options on Treasury futures, which represent a right to acquire a Treasury futures contract at a specific price in the future, and the value of which increases as the benchmark Treasury rate falls; and

•	long put options on Treasury futures, which represent a right to sell a Treasury futures contract at a specific price in the future, and the value of which increases as the benchmark Treasury rate rises.

We generally seek to cover substantially all of our fixed-rate mortgage inventory by individual delivery commitments with the applicable investor, or forward sales of MBS net of forward purchases.

To manage the interest rate risk associated with the committed pipeline, we use a combination of net forward sales of MBS and “put” and “call” options on MBS or Treasury futures. Generally, we enter into forward sales of MBS in an amount equal to the portion of the committed pipeline expected to close, assuming no change in mortgage rates. We acquire put and call options to protect against the variability of loan closings caused by changes in mortgage rates, utilizing the current fallout estimates to determine the amount of option coverage required. We review our committed pipeline and mortgage inventory risk profiles on a daily basis. We also employ “shock tests” to project the estimated effects of interest rate changes on our committed pipeline and mortgage inventory.

Interest rate risk management of the committed pipeline is complicated by the fact that the ultimate percentage of applications that close within the terms of the interest rate lock commitment, or “rate lock commitments,” varies due to the “fallout” of applicants who receive commitments from us, but choose not to close the mortgage loan within the terms of the commitment. The variability of the percentage of commitments not closed due to fallout is caused primarily by changes in mortgage rates. In general, the percentage of applications that ultimately close within the terms of the rate lock increases if mortgage rates rise and decreases if mortgage rates fall, due primarily to the relative attractiveness of current mortgage rates compared to the applicants’ committed rates. The closing percentage is also influenced by, among other things, the source of the applications, age of the applications, construction delays, insufficient appraisal values to support the loan amount, purpose for the loans—purchase or refinance—and the application approval rate.

Our success in reducing our interest rate risk is directly related to our ability to monitor and estimate fallout. We have developed closing ratio estimates, which we refer to as “fallout estimates,” for the committed pipeline using our empirical data taking into account all of these variables. The fallout estimates also take into account renegotiations of rate and point commitments that tend to occur when mortgage rates fall. The fallout estimates are revised periodically using the most current empirical data.

Competition

We face competition from finance and mortgage banking companies, other mortgage REITs and Internet-based lending companies where entry barriers are relatively low, and banks, thrifts and securities brokers that are active in the mortgage industry. Our goal remains to expand our loan origination business further and, as we reach into new market areas, we will face a significant number of new and additional competitors, many of which will be well established in the markets where we seek a presence. Some of our competitors are much larger than we are, have been established in certain market areas that we have targeted and may have far greater financial and other resources than we do. We presently do not face direct competition from government-sponsored entities like Fannie Mae, Freddie Mac and the Federal Home Loan Banks, which, although they have been expanding their participation in the mortgage industry, presently do not have the legal authority to originate mortgage loans. These entities, with their secondary market dominance, their purchasing practices and their accounting and risk management practices, could adversely effect investor perception of the mortgage industry and the desire for investors to invest in a mortgage REIT.

Competition in our industry can assume many forms. Our competitors can offer lower interest rates and fees, operate with less stringent underwriting standards to attract borrowers, provide enhanced convenience in obtaining a loan, emphasize customer service, focus on amounts, terms and variety of loan products, and concentrate on marketing and distribution channels. If we are faced with pervasive price competition, then we may be forced to lower the interest rates that we charge borrowers, which could reduce the value of the loans that we sell or retain in our portfolio. If our competitors adopt less stringent underwriting standards, then we may be pressured to do so as well or risk losing market share or expanding into targeted and attractive markets. Relaxing our underwriting standards could also expose us to higher credit risk if we cannot compensate with increased pricing.

We believe that our position and reputation in the industry, our customer service and strategic marketing alliances with realtors and home builders, and our long experience with a comprehensive and sophisticated process for credit evaluation and risk-based pricing, will, over time, provide us with a significant advantage over other portfolio investors who do not have comparable origination capabilities.

We believe that traditional mortgage investment companies, such as banks, thrifts and insurance companies are less attractive investment vehicles for investors interested in mortgage assets because of the costs associated with regulation, infrastructure and corporate level taxation. Because of this, we recognize that changes may be taking place in investments in the U.S. mortgage industry, resulting in the shifting of investment capital, and in turn mortgage assets, out of these traditional lending institutions and into new forms of mortgage banking and mortgage investment firms, including those that qualify as REITs under the Internal Revenue Code. As a REIT, we will generally be able to distribute our REIT earnings to our shareholders without incurring entity-level federal income tax, creating a more attractive investment to investors relative to the traditional lending institutions. We may be allowed to make relatively larger distributions than the traditional institutions with similar investments, but that are subject to federal income tax on their earnings.

Government Regulation

We are subject to the laws, rules and regulations, as well as judicial and administrative decisions, of each jurisdiction in which we originate mortgage loans and operate our business. We are also subject to many federal laws, rules and regulations. The laws, rules and regulations of the federal and state jurisdictions are different, complex and, in some cases, in direct conflict with each other. In addition, the number of laws, rules and regulations to which we must comply is growing. This presents us with a challenge in effectively training our personnel and avoiding risks of non-compliance.

Our failure to comply with these laws, rules and regulations could potentially lead to:

•	facing criminal and/or civil liability, including potential monetary penalties;

•	losing our licenses or permits to do business in certain jurisdictions;

•	providing borrowers the opportunity or right to rescind or cancel loan transactions,

•	facing indemnification demands from purchasers of our loans; and/or

•	being subject to various other administrative orders or enforcement.

Some states in which we operate may impose regulatory requirements on our officers and directors. If any officer or director fails to meet or refuses to comply with a state’s applicable regulatory requirements for mortgage lending, we could lose our authority to conduct business in that state.

Many jurisdictions have increased their focus on certain lending practices referred to as “predatory” lending practices and have enacted new legislation related to curbing this activity. In some cases, these laws, rules or regulations can disrupt common lending activities, or restrict them altogether, and therefore impose additional costs and compliance requirements upon us. Some of these laws, rules and regulations impose certain restrictions on loans that charge certain points and fees, or an annual percentage rate, or “APR,” that equal or exceed specified statutory thresholds. These restrictions could expose us to risks of litigation or other sanctions, even if the loans were originated with particular care.

The continued enactment of these laws, rules and regulations may prevent us from making certain loans and may cause us to reduce the APR or the points and fees we charge on the mortgage loans that we originate. We are also faced with new compliance risks. We may face additional costs in developing means and procedures by which we can ensure compliance with these new requirements to prevent violations. Recently, some members of Congress have begun discussions to increase federal predatory lending legislation, which, if adopted, would preempt inconsistent state laws. We cannot predict the effects, if any, of this legislation or whether or not it will be adopted.

In addition, these state laws, rules and regulations may be preempted and not applicable to the mortgage loan operations of national banks and federally-chartered thrifts , which provides these institutions with competitive advantages in terms of costs and risk aversion.

We intend to avoid originations of loans that meet or exceed the APR or points and fees thresholds of these laws, rules and regulations in the jurisdictions where we operate. Our predatory lending policies will require that we:

•	avoid steering applicants to loan products which are inappropriate for their needs;

•	determine that all applicants have the financial ability to repay their respective mortgage loans;

•	entertain the refinancing of mortgage loans only in the event applicants would enjoy an identifiable economic benefit;

•	avoid the imposition of excessive fees and/or interest rates;

•	fully advise applicants of all loan terms and conditions and engage in marketing practices which are neither deceptive nor exploitive; and

•	fully comply with all state and federal predatory lending regulations.

USA PATRIOT Act

On October 26, 2001, the federal USA PATRIOT Act became effective, establishing new and enhanced ways of combating international terrorism. The provisions that most directly affect financial institutions are contained in Title III of the USA PATRIOT Act. Title III amends the current law with respect to financial institutions to give the Secretary of Treasury and other departments and agencies of the federal government enhanced authority to identify, deter, and punish international money laundering and other crimes.

Among other things, the USA PATRIOT Act requires financial institutions to follow new minimum verification of identity standards for all new accounts and will be permitted to share information with law enforcement authorities under circumstances that were not previously permitted. The Secretary of the Treasury and various federal banking agencies are responsible for promulgating the regulations necessary to implement the provisions as they become effective. We, and the closing settlement agents that handle our closings, are subject to certain provisions of the USA PATRIOT Act.

Gramm-Leach-Bliley Act

The Gramm-Leach-Bliley Act imposes privacy obligations on our origination and servicing activities with respect to our applicants and customers. In particular, we have privacy policies regarding safekeeping and sharing with third parties of non-public personal customer information that we obtain from our applicants and customers. Our applicants and customers must receive our privacy policy and must have the right to “opt out” of permitting us to share their personal information. Various states also have considered from time to time privacy legislation, and, if any of the states in which we operate were to adopt significant privacy regulations, we would bear any additional costs necessary to make our operations and treatment of the personal information of applicants and customers comply with such new state laws.

Environmental Exposure

HBMC has not had any material claims for environmental liabilities. In the future, we could have possible exposure to liabilities for environmental matters, especially where we foreclosed upon a property with environmental risks. Our practice is to avoid foreclosures on properties with known or suspected environmental risks.

Employees

As of December 31, 2003, HBMC had 1,180 employees whom we call “associates.” None of our associates are represented by a union or covered by a collective bargaining agreement. We believe that we provide our associates with compensation and benefits that are competitive with industry standards. Our relations with our associates are good, and our corporate culture is very important to us.

Facilities

Our principal offices are located at 2002 Summit Boulevard, Suite 100, Atlanta, Georgia 30319, and our telephone number at that address is (404) 303-4000. At that location, we lease approximately 146,358 square feet of space from an unaffiliated third party. In addition, we lease space for an operations center and 18 separate stores, including two opened in early 2004. The largest store is our North Broward Store located in Deerfield Beach, Florida which occupies approximately 20,000 rentable square feet, and none of which, individually, represents a material expense to our operations. We also lease four small satellite sales offices. If we are forced for any reason to vacate any of our facilities due to lease expirations or any other reasons, we believe that equally suitable alternative locations are available on equally favorable terms in all of our branch and satellite locations where we currently do business. We also maintain 107 realtor stores-within-a-store.

Legal Proceedings

The nature of our business, requiring compliance with various state and federal lending laws, exposes us to a variety of legal proceedings and matters in the ordinary course of our business, primarily related to foreclosures, bankruptcies, condemnation and quiet title actions, and alleged statutory and regulatory violations. We are also subject to legal proceedings from time to time related to employee and employment issues. We presently believe that all of these proceedings to which we presently are subject, taken as a whole, will not have a material adverse effect on our financial condition or results of operations.

Management

Directors and Executive Officers

The table below sets forth the names, ages and positions of our directors and executive officers as of March 1, 2004. Each of the executive officers listed below hold the title(s) listed by his or her name with each of HomeBanc Corp. and HBMC.

Name	Age	Title

Patrick S. Flood	42	Chairman and Chief Executive Officer
Kevin D. Race	43	President and Chief Operating Officer, Director
Glenn T. Austin, Jr.	55	Director
Kenneth D. Rardin	53	Director
Daniel L. Timm	43	Director
Edgar D. Jannotta, Jr.	43	Director
Steven R. McClellan	48	Executive Vice President and Chief Financial Officer
Debra F. Watkins	46	Executive Vice President of Capital Markets
Dr. Paul Lopez	50	Executive Vice President of Business Development
Stacey B. Cost	44	Executive Vice President and Chief Marketing Officer
Jeffrey P. Mouhalis	48	Executive Vice President of Production Operations
Dr. D. “Ike” Reighard	53	Executive Vice President and Chief People Officer
Robert C. Bennett	49	Executive Vice President and Chief Information Officer
Charles W. McGuire	53	Executive Vice President, General Counsel and Secretary
James L. Krakau	53	Senior Vice President and Treasurer

Patrick S. Flood is our Chairman and Chief Executive Officer and has served in that capacity at HBMC since 2000. Mr. Flood has been with HBMC and its predecessor organizations since 1985. In 1995, Mr. Flood became President of the HBMC division of First Tennessee Bank’s mortgage banking subsidiary. Mr. Flood has over 19 years of mortgage banking experience. His responsibilities include leading and supporting the executive operating committee, providing executive directives and core strategies, and communicating operating plans and results to the board of directors. Mr. Flood received his Bachelor’s Degree in Communications from Winthrop University in 1985.

Kevin D. Race is our President and Chief Operating Officer and a director. Mr. Race joined HBMC as President and Chief Operating Officer in April 2002 and has served in that capacity since his arrival. Prior to joining HBMC, Mr. Race served as President and Chief Operating Officer of HomeSide Lending, Inc. a mortgage service company located in Jacksonville Florida, from 1996 to September 2001. From 1989 to 1996, Mr. Race was President and Chief Financial Officer of Fleet Mortgage Group, another mortgage servicing company. Prior to serving as President and Chief Financial Officer of Fleet Mortgage Group, Mr. Race worked in the capital markets group of Fleet Mortgage’s parent company, Fleet Financial Group, where he was responsible for managing the mortgage-backed securities investment portfolio. In that capacity, Mr. Race also managed Fleet Financial’s non-conforming securitization transactions, and served as a member of Fleet Financial Group’s asset liability committee. From 1985 to 1989, Mr. Race worked in the investment bank at Citicorp in New York City and was responsible for CMO/REMIC structuring, distribution, and trading. Mr. Race received an Economics and Finance Degree from Trinity University in 1982. Mr. Race has been named as a defendant in a putative class action commenced in August 2003, In re National Australia Bank Securities Litigation, No. 03CV6537, which is pending in federal court in the Southern District of New York. The complaint alleges, among other things, that National

Australia Bank, and its subsidiary, HomeSide Lending, their chief executive officers, Mr. Race and one other executive officer of HomeSide Lending violated the antifraud provisions of the federal securities laws. All defendants have filed motions to dismiss the complaint, and these motions are pending.

Glenn T. Austin, Jr. is a director. Mr. Austin retired from Fannie Mae in May of 2003 after 21 years of service with the company. At Fannie Mae, Mr. Austin headed the Southeastern Regional Office as Senior Vice President. Before joining Fannie Mae, Mr. Austin was with PMI Mortgage Insurance Company as a Senior Vice President in charge of field operations. Mr. Austin presently is a member of the board of directors of Triad Guaranty, Inc. Mr. Austin holds a B.B.A. degree in Marketing from the University of Georgia.

Kenneth D. Rardin is a director. Mr. Rardin is the founder and principal of Rardin Capital Management, Inc., a technology and financial consulting company. From 2000 to 2001, Mr. Rardin was a consultant and Chairman of the Board of Paragon Solutions, Inc., an onshore/offshore software development outsourcing company. From its formation in 1992 until it was acquired in 1998, Mr. Rardin was the founder, Chairman and Chief Executive Officer of IMNET Systems, Inc., a multi-national healthcare information technology company.

Daniel L. Timm is a director. Mr. Timm joined GTCR in 2000 as a Principal. He was previously Chief Financial Officer of Chatham Technologies, a contract electronics manufacturer, and President of the Bruss Company, a food processor. Mr. Timm holds an MBA from the University of Chicago, earned a B.S., with highest honors, from the University of Illinois, and is a certified public accountant. Mr. Timm also serves as a director of NCP Solutions, VeriFone and Wallace Theaters.

Edgar D. Jannotta, Jr. is a director. Mr. Jannotta is a Senior Principal at GTCR, which he rejoined in April of 1998 after spending over 9 years with William Blair Capital Partners where he was a Managing Director. He began his investment career as an associate with GTCR from 1985 through 1988. Mr. Jannotta holds an B.A., cum laude, from Princeton University in Politics and an MBA from Harvard University. Mr. Jannotta also is a director of CuraScript, Ovation Pharmaceuticals, Morton Grove Pharmaceuticals, and Trans Healthcare.

Steven R. McClellan is an Executive Vice President and our Chief Financial Officer. Mr. McClellan joined HBMC as Executive Vice President and Chief Financial Officer in 2002 and continues to serve in that capacity. Prior to joining HBMC, Mr. McClellan served as Executive Vice President, Chief Financial Officer and a director of The Restaurant Company from 1996 to 2002. The Restaurant Company operates and franchises restaurant establishments across the U.S. and Canada, and its units were listed on the NYSE until 1997 when it went private. Prior to 1996, Mr. McClellan served as the Retail Credit Policy Executive of NationsBank, a predecessor in interest to Bank of America. At that time, he had responsibility for establishing underwriting guidelines and credit quality standards for the bank’s retail loan portfolio, which included its mortgage loans. Mr. McClellan received a Master of Business Administration degree from the University of Texas, and a B.S. in Psychology from the University of Houston.

Debra F. Watkins is our Executive Vice President of Capital Markets. Ms. Watkins joined HBMC in March 2002 as the Senior Vice President of Strategic Planning and Special Projects. She assumed her current role for HBMC in July 2002, and was appointed Executive Vice President in March 2003. Her responsibilities include interest rate risk management, product development and management, post-closing operations, servicing and, until October 2003, treasury. Prior to joining

HBMC, Ms. Watkins spent 18 years with HomeSide Lending, Inc. as Senior Vice President, with various responsibilities including developing and implementing treasury and capital markets operations and directing complex strategic operational and technological projects.

Dr. Paul Lopez is our Executive Vice President of Business Development. Dr. Lopez assumed the role of Executive Vice President of Business Development at HBMC in 2001 and continues to serve in that capacity. His role consists of growing sales through new and established stores and building marketing alliances with builders and realtors. Prior to joining HBMC, Dr. Lopez was in field and general management at IBM, Xerox, Moore USA and LPI Enterprises from 1978 through 1999. Dr. Lopez received his doctoral degree in business administration from Louisiana Tech University in 1984 and his MBA from the Queen’s University of Belfast (Ireland) in 1974.

Stacey B. Cost is an Executive Vice President and our Chief Marketing Officer. Ms. Cost joined HBMC as Senior Vice President in August 2000 and was promoted to Executive Vice President and Chief Marketing Officer in February 2001. Ms. Cost continues to serve in that capacity. Prior to joining HBMC, Ms. Cost was with BellSouth Cellular Corporation, where she served as Executive Director of Marketing from 1998 to 2000. She received an MBA in finance and a BBA in marketing from the University of Georgia in 1984 and 1982, respectively.

Jeffrey P. Mouhalis is our Executive Vice President of Production Operations. Mr. Mouhalis joined HBMC as Executive Vice President of Production Operations in 2002 and continues to serve in that capacity. He is primarily responsible for the comprehensive accountability for all store operations of HBMC, including underwriting, processing and closing. In addition, he is responsible for HBMC’s Construction Perm and Risk Management departments. Prior to joining HBMC, Mr. Mouhalis was with HomeSide Lending, Inc. for over 10 years, where he held various senior operations positions, including managing production operations for the residential mortgage loan division from 1996 to 2002. Mr. Mouhalis received an MBA in finance from the University of Missouri in 1983 and a BBA in 1981 from Southeast Missouri State University.

Dr. D. “Ike” Reighard is an Executive Vice President and our Chief People Officer. Dr. Reighard joined HBMC in December 2002 as Executive Vice President and Chief People Officer and continues to serve in that capacity. His responsibilities include the recruitment, retention, training and organizational development for HBMC. Prior to joining HBMC, Dr. Reighard was a human capital management consultant for two years and was the Senior Pastor of Northstar Church in Atlanta, Georgia from January, 1997 to December, 2002, where he remains as Founding Pastor. He was Senior Pastor of New Hope Baptist Church in Fayetteville, Georgia from 1976 to 1996. Dr. Reighard earned a Doctor of Ministry and Master’s of Divinity from Luther Rice Seminary in 1980 and 1978, respectively, and a Bachelor’s Degree from Mercer University in 1974.

Robert C. Bennett is an Executive Vice President and our Chief Information Officer. Mr. Bennett joined a predecessor organization to HBMC as Executive Vice President and Chief Information Officer in 1998 and continues to serve in that capacity. His primary business responsibilities with HBMC have included planning and implementing the company’s technology strategies, including infrastructure, e-business and production fulfillment. Prior to joining HBMC, Mr. Bennett worked at BellSouth Corporation from 1981 to 1998, where he served in several leadership positions in the marketing and technology business units, including serving as CIO for the Small Business Division from 1994 to 1998. He received an executive MBA from Duke University in 1996 and a Bachelor’s Degree in English Literature from Ohio University in 1976.

Charles W. McGuire is an Executive Vice President, our General Counsel and Secretary. Mr. McGuire joined HBMC in 2000 as general counsel and continues to serve in that capacity. Mr. McGuire has 20 years of experience in the mortgage banking industry and provides legal representation, analysis, and advice on all legal affairs for HBMC. Prior to joining HBMC, Mr. McGuire worked with First Horizon Home Loan Corporation, and its predecessors in interest, from 1984 to 2000 as its Senior Vice President, Counsel and Secretary, where he provided in-house counsel on all legal matters and contractual issues. Mr. McGuire earned his JD from the University of Baltimore in 1976 and a B.S. from St. Peter’s College in 1972.

James L. Krakau is a Senior Vice President and our Treasurer. Mr. Krakau joined HBMC in 2003 as Senior Vice President and Treasurer and continues to serve in that capacity. Mr. Krakau directs the management of credit lines and maintains treasury accountability for HBMC. Prior to joining HBMC, Mr. Krakau was Senior Vice President and Treasurer of HomeSide Lending, Inc. from 1996 to 2002, and of National Americas Investment, Inc. from 2002 to 2003, where his roles consisted of managing the ownership transition and the treasury function. From 1992 to 1996 he was Vice President, Treasurer and Director of Risk Management for Fleet Mortgage. He earned his MBA from the University of St. Thomas in 1984 and a B.S. from the University of Minnesota in 1976.

Our Board of Directors

Our board of directors consists of six directors, four of whom are independent directors in accordance with the requirements imposed by the Securities and Exchange Commission and the New York Stock Exchange. Our authorized number of directors may be changed by resolution of the board of directors.

Board Committees

Audit Committee.    Our audit committee will be comprised of independent directors. The audit committee will assist the board of directors in its general oversight of our financial reporting, internal controls and audit functions. We will adopt an audit committee charter defining this committee’s primary duties, which will include, among other things:

•	monitoring and assessing our compliance with legal and regulatory requirements, our financial reporting process and related internal control systems and the performance generally of our internal audit function;

•	overseeing the services provided by our outside auditors and being directly responsible for the appointment, independence, qualifications, compensation and oversight of our outside auditors, who report directly to the audit committee;

•	providing an open means of communication among our outside auditors, accountants, financial and senior management, our internal audit department, our corporate compliance department and our board of directors;

•	resolving any disagreements between our management and our independent auditors regarding our financial reporting;

•	meeting at least quarterly with our senior executives, internal audit staff and independent auditors; and

•	preparing the audit committee report for inclusion in our annual proxy statements for our annual shareholder meeting.

Our audit committee charter will mandate that our audit committee approve all audit, audit-related, tax and other services conducted by our independent auditors.

Compensation Committee.    Our compensation committee will be comprised of independent directors. The compensation committee will adopt a compensation committee charter defining its principal duties and responsibilities, including, among other things:

•	establishing guidelines and standards for determining the compensation of our executive officers;

•	evaluating the performance of our senior executives;

•	reviewing our executive compensation policies;

•	determining our chief executive officer’s compensation level and recommending to our board of directors compensation levels for our other executive officers;

•	administering and implementing our equity-based and incentive plans; and

•	preparing a report on executive compensation for inclusion in our annual proxy statement for our annual meeting of shareholders.

Nominating / Corporate Governance Committee.    Our nominating / corporate governance committee will be comprised of independent directors. This committee will adopt a charter that provides its primary duties and responsibilities, including, among other things:

•	establishing standards for service on our board of directors;

•	identifying individuals qualified to become members of our board of directors and recommending director candidates for election or re-election to our board;

•	considering and making recommendations to our board of directors regarding board size and composition, committee composition and structure and procedures affecting directors; and

•	establishing and monitoring our corporate governance principles and practices, our human resource practices and our fulfillment of our obligations of fairness in internal and external matters.

Director Compensation

Any member of our board of directors who is also our employee will not receive additional compensation for serving on our board of directors. Our non-employee directors will receive an annual retainer of $             and a fee of $             for each full board or committee meeting attended in person and a fee of $             for each full board or committee meeting attended telephonically. Audit committee members will receive an additional director fee of $             for their service. In addition, each non-employee director who is a committee chairman will receive an annual retainer of $            . We also will reimburse our directors for their reasonable travel and related expenses, if any, incurred in connection with their attendance at full board and committee meetings.

Our board of directors has adopted, and our shareholders have approved, the HomeBanc Corp. 2004 Directors Compensation Plan. The purpose of the plan is to attract, retain and compensate highly-qualified individuals for service as members of our board of directors by providing them with an ownership interest in our common stock. Directors who are our employees or employees of any of our subsidiaries or affiliates are not eligible to participate in the plan or to receive payment for service as a director. This plan provides that each non-employee director may receive restricted stock units and/or stock options granted at not less than their fair value as of the date of grant.

Executive Compensation

Summary Compensation Table

The following table sets forth the total annual compensation paid or accrued by HBMC to its Chief Executive Officer and its next four most highly compensated executive officers during the year ended December 31, 2003. The individuals listed below, which we refer to as our “named executive officers,” presently serve in the same capacities with HomeBanc Corp. as they serve and have previously served with HBMC.

	Annual Compensation

Name and Principal Occupation	Year	Salary	Bonus (1)	Other Annual Compensation

Patrick S. Flood Chairman and Chief Executive Officer	2003	$825,491	—

Kevin D. Race President and Chief Operating Officer	2003	499,100	—

Dr. Paul Lopez Executive Vice President of Business Development	2003	279,563	—

Steven R. McClellan Executive Vice President and Chief Financial Officer	2003	308,354	—	$71,276(2)

Dr. D. “Ike” Reighard Executive Vice President and Chief People Officer	2003	284,250	—

(1)	No bonuses were paid for 2003.
(2)	Consists of country club dues of $60,240 and a relocation expense reimbursement of $11,036.

Retention Bonus Agreements

Given the extraordinary efforts required of our executive officers and the numerous changes required by this offering and the reorganization, we have entered into agreements with our executive officers to pay retention bonuses. The agreements provide that each recipient will receive a bonus on April 1, 2004 which will vest and become non-forfeitable on the earliest to occur of the effective date of the registration statement relating to this offering, the date that we decide not to proceed with this offering, or June 30, 2004. If, prior to vesting, an executive’s employment is terminated by us for “cause” or the executive resigns, then the bonus will be forfeited. The retention bonus amounts are $                         for Mr. Flood; $                         for Mr. Race; $                         for Dr. Lopez; $                         for Dr. Reighard; and $                         for Mr. McClellan. The total amount of retention bonuses for all executive officers as a group is $                    .

Stock And Benefit Plans

2004 Long-Term Incentive Plan

Our board of directors has adopted, and our shareholders have approved, the 2004 Long-Term Incentive Plan, or the “LTIP.” This equity-based incentive plan is intended to promote our success and enhance our value by linking the personal interests of our associates, directors and consultants to those of our shareholders, and by providing such persons with an incentive for outstanding performance.

The LTIP authorizes the granting of awards to associates, officers and consultants in the following forms:

•	options to purchase shares of our common stock, which may be non-qualified stock options or incentive stock options under the U.S. tax code;

•	stock appreciation rights, which give the holder the right to receive the difference between the fair market value per share on the date of exercise over the grant price;

•	performance awards, which are payable in cash or stock upon the attainment of specified performance goals;

•	restricted stock, which is subject to restrictions on transferability and subject to forfeiture on terms set by the compensation committee;

•	dividend equivalents, which entitle the participant to payments equal to any dividends paid on the shares of stock underlying an award; and

•	other stock-based awards in the discretion of the compensation committee, including unrestricted stock grants.

The number of shares reserved and available for issuance under the LTIP is              million shares. In the event that any outstanding award expires for any reason or is settled in cash, any unissued shares subject to the award will again be available for issuance under the plan. If a participant pays the exercise price of an option by delivering to us previously owned shares, only the number of shares we issue in excess of the surrendered shares will count against the plan’s share limit. Also, if the full number of shares subject to an option is not issued upon exercise for any reason (other than to satisfy a tax withholding obligation), only the net number of shares actually issued upon exercise will count against the plan’s share limit.

In the event of a corporate transaction involving us (including any stock dividend, stock split, merger, spin-off, or related transaction), the share authorization limits of the LTIP will be adjusted proportionately, and the compensation committee may adjust outstanding awards to preserve their benefits or potential benefits.

The LTIP will be administered by our compensation committee. The compensation committee has the authority to:

•	designate participants;

•	determine the type or types of awards to be granted to each participant and the number, terms and conditions of awards;

•	establish, adopt or revise any rules and regulations to administer the plan; and

•	make all other decisions and determinations that may be required under the plan.

Our board of directors may at any time administer this plan. If so, it will have all the powers of the compensation committee.

All awards must be evidenced by a written agreement with the participant, which will include the provisions specified by the compensation committee.

Under section 162(m) of the U.S. tax code, a public company generally may not deduct compensation in excess of $1 million paid to its chief executive officer and the four next most highly compensated executive officers. Until the annual meeting of our shareholders in 2007, or until the LTIP is materially amended, if earlier, awards granted under the plan will be exempt from the deduction limits of section 162(m). In order for awards granted after the expiration of such grace period to be exempt, the plan must be amended to comply with the exemption conditions and be resubmitted for approval by our shareholders.

Unless otherwise provided in an award certificate or plan document, upon the death or disability of a participant, all of his or her outstanding awards under the LTIP will become fully vested. Unless otherwise provided in an award certificate or plan document, if a participant’s employment is terminated without cause or the participant resigns for good reason, as those terms are defined in the plan, within two years after a change in control of our Company, then all of that participant’s outstanding awards under the plan will become fully vested. The compensation committee may in its discretion accelerate the vesting of an award at any other time, and may discriminate among participants or among awards in exercising its discretion.

Our board of directors or the compensation committee may at any time terminate or amend the LTIP, but any amendment would be subject to shareholder approval if, in the reasonable judgment of the board of directors or the compensation committee, the amendment would:

•	materially increase the number of shares available under the plan;

•	expand the types of awards available under the plan;

•	materially extend the term of the plan; or

•	otherwise constitute a material change requiring shareholder approval under applicable laws or the applicable requirements of the New York Stock Exchange.

No termination or amendment of the plan may, without the written consent of the participant, reduce or diminish the value of an outstanding award determined as if the award had been exercised, vested, cashed in or otherwise settled on the date of such amendment or termination. The compensation committee may amend or terminate outstanding awards, but those amendments may require the consent of the participant and, unless approved by our shareholders or otherwise permitted by the antidilution provisions of the plan, the exercise price of an outstanding option may not be reduced, directly or indirectly, and the original term of an option may not be extended.

We estimate that, as of the date of the closing of this offering, approximately          employees, officers and directors will be eligible to participate in the plan. Any awards will be made at the discretion of the compensation committee. Therefore, it is not presently possible to determine the benefits or amounts that will be received by any individuals or groups pursuant to the LTIP in the future.

Upon the closing of this offering, we presently anticipate that, pursuant to our LTIP, we will grant to certain of our directors and executive officers          shares of our common stock as restricted stock awards and options to purchase          shares of our common stock at an exercise price equal to the initial public offering price.

Employee Stock Purchase Plan

Our board of directors has adopted, and our shareholders have approved a stock purchase plan for our associates, called the 2004 Employee Stock Purchase Plan, or the “ESPP.” The ESPP will go into effect as of July 1, 2004.

The purpose of the ESPP is to enhance the proprietary interest among our employees and the employees of our participating subsidiaries through ownership of our common stock. The ESPP is designed to allow eligible employees to purchase shares of our common stock, at defined intervals, with their accumulated payroll deductions. Employees are eligible to participate if they are customarily employed by us, or one of our subsidiaries designated by our compensation committee, for at least 20 hours per week and five months per calendar year, and provided they have served as an employee for at least six months. We have reserved              shares of our common stock for issuance under the ESPP.

The plan is intended to be a qualified employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code. Under the ESPP, our compensation committee may from time to time grant to eligible employees rights to purchase our common stock during designated purchase periods. The initial purchase period will begin on July 1, 2004 and will end on December 31, 2004. Unless otherwise determined by the Compensation Committee, new purchase periods of six months duration will begin each following January 1 and July 1.

Employees who elect to participate in a purchase period may have up to         % of their compensation withheld pursuant to the ESPP, subject to any limit imposed from time to time by the committee (currently $             per six-month purchase period). The amount withheld is then used to purchase shares of our common stock on the designated purchase dates at the end of each purchase period. Until the compensation committee determines otherwise, the price of common stock purchased under the plan is equal to the lower of         % of the market value (closing price) of our common stock at the beginning date of each purchase period or       % of the market value (closing price) of our common stock at the end of the purchase period. The compensation committee may designate a different discount formula, but not less than 85% of the market value at the beginning or end of any purchase period. Since the shares are purchased at less than market value, employees will receive a benefit from participating in the ESPP. The maximum number of shares of our common stock that may be purchased by any participant in the ESPP on any one purchase date is              shares.

Certain limits are imposed by law. For example, an employee may not be granted a purchase right for a purchase period if immediately after the grant, he or she would own 5% or more of the total combined voting power or value of all classes of our stock or the stock of our subsidiaries. Also, a participant cannot receive purchase rights that, in combination with purchase rights under other Section 423 plans, would result during any calendar year in the purchase of shares having an aggregate fair market value of more than $25,000.

In the event of a stock dividend, stock split or combination of shares, recapitalization or other change in our capitalization, or other distribution with respect to our stockholders other than normal cash dividends, an automatic adjustment will be made in the number and kind of shares as to which outstanding purchase rights will be exercisable and in the available shares and limits described above, so that the proportionate interest of the participants is maintained as before the occurrence of such event.

The ESPP will terminate on the tenth anniversary of its effective date, unless terminated earlier by the compensation committee. The compensation committee has the authority to amend the ESPP at any time, but, with limited exceptions, no amendment may adversely affect any outstanding rights to purchase stock. Certain amendments to the ESPP would require approval of our stockholders, such as a change in eligibility requirements or an increase in the number of shares reserved for purchase under the plan.

Deferred Compensation Plan

We maintain a Deferred Compensation Plan that was adopted by HBMC effective as of January 1, 2003. The Deferred Compensation Plan allows a select group of management or highly compensated employees to defer the payment of current compensation to future years for tax and financial planning purposes. Each participating associate may elect to defer up to seventy-five percent (75%) of his or her base salary, and up to one hundred percent (100%) of bonus. Deferred amounts are credited to each participant’s account, which is indexed to one or more investment alternatives chosen by each participant from a range of alternatives available under the plan. Each participant’s account is adjusted to reflect the investment performance of the selected investments. Benefits under the plan are payable in cash and generally will be paid in either a lump-sum or in annual installments over a certain term upon retirement, death or other termination of employment, as elected by the participant. A participant may also elect to receive some or all of the deferred amounts and related earnings pursuant to an in-service distribution.

The Deferred Compensation Plan is administered by HBMC’s board of directors. The plan may be amended or terminated at any time by HBMC’s board of directors, provided that such amendment or termination does not cancel, reduce, or otherwise adversely affect the amount of benefits of any participant accrued as of the date of such amendment or termination, without the consent of the participant.

401(k) Plan

We maintain the HomeBanc Mortgage Corporation Savings Plan, which is a tax-qualified, defined contribution plan subject to regulation under ERISA. Immediately upon beginning work with HomeBanc, associate participants may elect to contribute up to 15% of their total compensation to the plan on a pre-tax basis, and up to 10% on an after-tax basis. The participant’s total combined pre-tax and after-tax contributions, however, may not exceed 20% of his or her compensation. Earnings include base salary and any other amounts included in gross income, including pre-tax contributions under this plan.

Participants are eligible to receive qualified non-elective contributions and discretionary profit-sharing contributions from the employer upon their initial participation in the plan. Each year, we may determine whether to make a discretionary profit-sharing contribution to each participant’s account. Participants may only receive a profit-sharing contribution if they work more than 1,000 hours during the plan year and are employed by HomeBanc or a related company on the last day of the plan year.

After one year of service, a participant is eligible to begin receiving employer matching contributions. Each pay period, we may determine whether to declare an employer matching contribution. A participant generally vests in his employer matching contributions and profit-sharing contributions on a 4-year graded schedule.

Before a participant terminates employment, a participant’s vested pre-tax account generally is payable after age 59½, in the event of a hardship, or as a loan. A participant’s vested account is also payable at termination of employment in the form of a lump sum, installment payments or annuity contracts. Participants may invest their own contributions and employer matching contributions in various investment options offered under the plan, including HomeBanc Corp. common stock. The investment fund within the plan that consists of HomeBanc Corp. common stock will be designed as an employee stock ownership plan under ERISA and the Internal Revenue Code.

Employment Agreements

We have entered into employment agreements with our named executive officers, to be effective as of the effective date of the S-11 registration statement relating to this offering, that include the terms described below.

Term.    The named executive officers’ employment agreements are for initial term extending until January 1, 2006. Thereafter, each agreement automatically extends by one year on each January 1, unless either party elects not to extend.

Salary and Benefits.    Under the terms of the employment agreements, each of the named executive officers is entitled to a minimum annual salary (with increases for merit performance), and is entitled to participate in all incentive, savings, retirement and welfare benefit plans generally made available to our senior management personnel. The initial annual salaries of the named executive officers are as follows: Mr. Flood—$            ; Mr. Race—$            ; Dr. Lopez—$            ; Mr. McClellan—$            ; and Dr. Reighard—$            .

Termination.    The employment agreements may be terminated by us at any time with or without “cause” (as defined therein), or by the executive with or without “good reason” (as defined therein). The agreements will also be terminated upon the death, disability or retirement of the executive. Depending on the reason for the termination and when it occurs, the executive will be entitled to certain severance benefits, as described below.

If a named executive officer is terminated without cause or resigns for good reason, he will be entitled to (i) unpaid base salary, prorated annual bonus and accrued benefits through the termination date, plus a severance amount equal to two times his base salary and target annual bonus (or 2.5 times if such termination follows or is in connection with a change of control, as defined therein), in the case of Mr. Flood, or              times his base salary and target annual bonus (or              times if such termination follows or is in connection with a change of control), in the case of Messrs.             . We will also provide the executive with (i) welfare benefit plan coverage following such termination for two years (or 2.5 years if such termination follows or is in connection with a change of control), in the case of Mr. Flood, or              years (or              years if such termination follows or is in connection with a change of control), in the case of Messrs.             . In addition, if a named executive officer is terminated without cause or resigns for good reason, all stock options and other equity awards will become immediately vested and exercisable.

If any of the named executive officers is terminated for cause or if he resigns without good reason, he will be entitled to his accrued salary and benefits through the date of termination. If a named executive officer’s employment is terminated by reason of his death, disability or retirement, he (or his estate, as applicable) will be entitled to his accrued salary, a prorated target bonus, and any accrued benefits and disability or retirement benefits that may apply.

Each of the employment agreements provides that the executive officer will be entitled to a tax gross-up payment from us to cover any excise tax liability he may incur as a result of payments or benefits, but such gross-up payment will be made only if the after-tax benefit to the executive of such tax gross-up is at least $50,000. If not, the benefits would be reduced to an amount that would not trigger the excise tax.

Restrictive Covenants.    Each executive officer has agreed in his employment agreement not to disclose confidential information or compete with us, and not to solicit our customers or recruit our employees, for a period of 24 months following the termination of his employment (or for a period of 30 months if such termination follows or is in connection with a change of control).

Compensation Committee Interlocks and Insider Participation

Our compensation committee will consist of independent directors. None of our executive officers serves as a member of the board of directors or compensation committee, or similar committee, of any other company that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

Indemnification and Limitation on Liability; Insurance

Our articles of incorporation and Georgia law permits, under certain circumstances, the indemnification of our directors, employees and agents with respect to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, to which the person was or is a party, or is threatened to be made a party by reason of his or her action in such capacity for, or at our request of, us, provided the relevant standard of conduct is met by the person involved. To the extent that the person is successful in defending the proceeding, on the merits or otherwise, Georgia law and our articles of incorporation provide that he or she will be indemnified against expenses, including attorneys’ fees, actually and reasonably incurred by him or her in connection with the proceeding.

A director is not personally liable to us or our shareholders for monetary damages for breaches of duty of care or other duties when a director acts in a manner he or she believes in good faith to be in the best interests of the corporation and with the care an ordinary prudent person in a like position would exercise under similar circumstances, except for liability:

•	for any appropriation, in violation of director duties, of a corporate opportunity of ours;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•	for unlawful distributions;

•	for any transaction from which there was derived improper benefit.

Georgia law also provides that, with certain exceptions, the above rights will not be deemed exclusive of other rights of indemnification contained in any bylaw, resolution or agreement approved by the holders of a majority of the stock. Georgia law provides further that we may purchase and maintain insurance on behalf of our directors, officers, employees and agents, as well as others serving at their request, against any liabilities asserted against those persons whether or not we would have the power to indemnify those persons against such liability under Georgia law. We have purchased and maintain such insurance.

Any indemnification obligation or any agreement to hold a shareholder, director or officer harmless will be recoverable, to the extent not insured under directors’ and officers’ liability insurance, only out of our assets and not from our shareholders. Indemnification obligations could reduce the legal remedies available to us and our shareholders against any indemnified individuals.

In addition, indemnification could reduce the legal remedies available to us and our shareholders against our officers and directors. The Securities and Exchange Commission takes the position that indemnification against liabilities arising under the Securities Act of 1933 is against public policy and unenforceable. Indemnification of our directors and officers will not be allowed for liabilities arising from or out of a violation of state or federal securities laws, unless one or more of the following conditions are met:

•	there has been a adjudication on the merits in favor of the director or officer on each count involving alleged securities law violations;

•	all claims against the director or officer have been dismissed with prejudice on the merits by a court of competent jurisdiction; or

•	a court of competent jurisdiction approves a settlement of the claims against the director of officer and finds that indemnification with respect to the settlement and the related costs should be allowed after being advised of the position of the Securities and Exchange Commission and of the published position of any state securities regulatory authority in which the securities were offered as to indemnification for violations of securities laws.

Principal and selling shareholders

In connection with our reorganization, HomeBanc Corp. issued              shares of its common stock to HBMC Holdings in exchange for all of the outstanding shares of the common stock of Abetterwayhome Corp. Prior to the closing of this offering, HBMC Holdings will distribute all of our shares delivered in that exchange to holders of HBMC Holdings’ preferred and common units. Holders of HBMC Holdings’ preferred units will receive a number of shares of our common stock that, when sold in this offering, will produce net proceeds of $             . This amount equals the aggregate value of the capital accounts, including accrued but unpaid distributions, of the preferred units as of the date of the closing of this offering. All shares allocated to holders of preferred units will be sold by them as selling shareholders in this offering. The remaining shares of our common stock held by HBMC Holdings will be distributed to the holders of its common units, and a portion of those shares held by GTCR will be included among the shares sold by selling shareholders.

Assuming an initial public offering price of $              per share, which is the mid-point of the range indicated on the cover page of this prospectus, and making an assumption as to the closing date of this offering, HBMC Holdings will distribute              shares of our common stock to the holders of the preferred units in HBMC Holdings, and              shares of our common stock to the holders of the common units in HBMC Holdings.

The following table sets forth information with respect to the beneficial ownership of our common stock as of             , 2004, and as adjusted to reflect the sale of shares of common stock in this offering, based upon the assumptions above, for:

•	each beneficial owner of more than 5% of our outstanding common stock;

•	each of our named executive officers and each of our directors;

•	all of our executive officers and directors as a group; and

•	each of the selling shareholders, which consist of the entities and individuals shown in the table as having “Shares Being Offered.”

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable upon the exercise of stock options that are immediately exercisable or that are exercisable within 60 days. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them. The information is not necessarily indicative of beneficial ownership for any other purpose.

	Beneficial Ownership Prior to Offering		Beneficial Ownership After Offering

Name of Beneficial Owner	Shares Beneficially Owned	Percentage	Shares Being Offered	Shares Beneficially Owned	Percentage

GTCR Fund VII, L.P.
GTCR Co-Invest, L.P.
Patrick S. Flood
Kevin D. Race
Glenn T. Austin, Jr.
Kenneth D. Rardin
Daniel L. Timm
Edgar D. Jannotta, Jr.
Steven R. McClellan
Dr. Paul Lopez
Dr. D. “Ike” Reighard
All executive officers and directors as a group (14 persons)

Certain relationships and related party transactions

Our directors and officers, and the directors and officers of our subsidiaries, as well as some of the business organizations and individuals associated with those directors and officers, have been customers of HBMC and have had, and may continue to have, mortgage banking relationships with HBMC in the ordinary course of business. These mortgage banking relationships include mortgage loans that were made on substantially the same terms, including interest rates, repayment terms and collateral, as those terms prevailing at the time for comparable mortgage banking transactions with other unrelated persons. These transactions did not and do not involve any greater than normal risk of collectibility or other unfavorable terms or features. At December 31, 2003, we had no loans outstanding to our directors, executive officers, 5% or greater shareholders and their family members.

In addition, two of our directors, Messrs. Jannotta and Timm, are a Senior Principal and Principal, respectively, with GTCR. Prior to this offering, GTCR was the majority holder of the outstanding units of HBMC Holdings, and HBMC historically has accrued a management fee due to GTCR of $8,333 per month. From May 1, 2000 through December 31, 2003, the total accrued fee due to GTCR amounted to $367,000. Assuming that we close this offering on                     , 2004, the total accrued fee due to GTCR would be $         which we will pay out of the net proceeds of this offering. Upon the closing of this offering, GTCR will no longer hold a majority interest of our organization, and we will no longer accrue or pay any management fees to GTCR.

Shares eligible for future sale

Sales of Restricted Shares

Upon the completion of this offering, we will have          shares of our common stock outstanding. Of these shares, the          shares of our common stock sold in this offering will be freely tradeable by persons other than our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, without restriction or further registration under the Securities Act of 1933.

All of the remaining          shares of our common stock outstanding upon completion of this offering are deemed “restricted” securities under Rule 144 under the Securities Act of 1933. None of these restricted securities will be eligible for sale in the public market on the date of this prospectus. Upon expiration of the lock-up agreements described below, 180 days after the date of this prospectus, up to an additional          shares of our common stock will be eligible for sale in the public market pursuant to Rule 144.

In general, under Rule 144, a shareholder who has beneficially owned his or her restricted shares for at least one year is entitled to sell, within any three-month period, a number of shares of our common stock that does not exceed the greater of:

•	one percent of the then-outstanding shares of our common stock, which is approximately shares of our common stock immediately after the completion of this offering; or

•	the average weekly trading volume in our common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of such sale is filed, provided that requirements concerning availability of public information, manner of sale and notice of sale are satisfied.

In addition, our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to publicly sell shares of our common stock which are not restricted securities. A shareholder who is not one of our affiliates and has not been our affiliate for at least three months prior to the sale and who has beneficially owned restricted shares of our common stock for at least two years may resell the shares without limitation. In meeting the one- and two-year holding periods described above, a holder of restricted shares of our common stock can include the holding period of a prior owner who was not our affiliate. The one- and two-year holding periods described above do not begin to run until the full purchase price or other consideration is paid by the person acquiring the restricted shares of our common stock from us or one of our affiliates.

Upon the completion of this offering, we will have outstanding options to purchase approximately shares of our common stock under employee stock options and director stock options. Each of the outstanding options will become fully vested after a period of          to          years from the date of the initial grant. We also will have          shares of restricted stock outstanding awarded pursuant to our LTIP.

Lock-up Agreements

We and our executive officers, directors, employees who became shareholders pursuant to our reorganization and GTCR have agreed that, with some exceptions, during the period beginning from the date of this prospectus and continuing to and including the date 180 days after the date of this prospectus, none of us will, directly or indirectly, sell, offer to sell, contract to sell or grant any option to sell (including without limitation any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, or otherwise dispose of any shares of our common stock, options or warrants to acquire shares of our common stock currently or hereafter owned either of record or beneficially by us, or publicly announce an intention to do any of the foregoing, without the prior written consent of J.P. Morgan Securities Inc. In addition, we and our executive officers and directors and these other shareholders have agreed that, without the prior written consent of J.P. Morgan Securities Inc., none of us will, from the date of this prospectus and through the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of our common stock. Any persons who purchase shares of common stock in this offering pursuant to the directed share program also will be subject to this 180-day lock-up.

Description of capital stock

The following summary description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by reference to applicable provisions of the Georgia Business Corporation Code, and to our articles of incorporation and our bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part. You should refer to, and read this summary together with, our articles of incorporation and bylaws to review all of the terms of our capital stock.

General

Our articles of incorporation provide that we may issue up to 150 million shares of common stock and 25 million shares of preferred stock, each having a par value of $0.01 per share. Following the completion of this offering,          shares of common stock will be issued and outstanding, and no shares of preferred stock will be issued and outstanding.

Common Stock

Voting Rights.    Subject to the provisions of our articles of incorporation regarding restrictions on the transfer and ownership of shares of our common stock to preserve our status as a REIT for federal income tax purposes, each outstanding share of our common stock will entitle the holder to one vote on all matters submitted to a vote of shareholders, including the election of directors. Except as otherwise provided by law or with respect to any other class or series of shares of our stock, the holders of our common stock will possess the exclusive voting power.

There will be no cumulative voting in the election of directors, which means that the holders of a plurality of our outstanding shares of common stock, voting as a single class, can elect all of the directors then standing for election. When a quorum is present at any meeting, questions brought before the meeting will be decided by the vote of the holders of a majority of the shares present, whether in person or by proxy, except when the meeting concerns matters requiring the vote of the holders of a majority of all outstanding shares under Georgia law.

Dividends, Liquidation and Other Rights.    All shares of common stock offered by this prospectus will be duly authorized, fully paid and nonassessable. Holders of our shares of common stock will be entitled to receive dividends only when, as and if approved by our board of directors out of assets legally available for the payment of dividends. Our shareholders will be entitled to share ratably in our assets legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding up, voluntarily or involuntarily, after payment of, or adequate provision for, all of our known debts and liabilities. These rights will be subject to the preferential rights of any other class or series of our stock that is then outstanding and to the provisions of our articles of incorporation regarding restrictions on transfer of our stock to preserve our status as a REIT for federal income tax purposes.

Holders of our shares of common stock will have no preference, conversion, exchange, sinking fund or redemption rights and will have no preemptive rights to subscribe for any of our securities. Our board of directors may issue additional shares of our common stock without the approval of our shareholders.

Preferred Stock

Our board of directors may at any time, without shareholder approval, issue one or more new series of preferred stock with such voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions and articles of amendment providing for the issuance of such stock adopted by the board. In some cases, our issuance of preferred stock without shareholder approval could discourage, or make more difficult, attempts to take control of us through a merger, tender offer, proxy contest or otherwise. Preferred stock with special voting rights or other features that is issued to persons favoring management could discourage a takeover that common shareholders could consider advantageous, by preventing the person trying to take control of us from acquiring enough voting shares necessary to take control. As of the completion of this offering, no shares of our preferred stock will be outstanding, and we presently have no present plans to issue any preferred stock.

Power to Issue Additional Shares of Common Stock and Preferred Stock

We believe that the power of our board of directors to issue additional authorized but unissued shares of our common stock or preferred stock, without further action by our shareholders,

unless required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded, will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. Although our board of directors presently does not intend to do so, our board of directors could authorize us to issue a class or series of stock that could, depending upon the terms of such class or series, delay, defer or prevent a transaction or a change in control of us that might involve a premium price for holders of our common stock or that our shareholders otherwise consider to be in their best interest.

Restrictions on Ownership and Transfer

Among other things, for us to qualify as a REIT under the Internal Revenue Code, our shares of capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made), or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of our outstanding shares of capital stock may be owned, directly or constructively (by virtue of the attribution provisions of the Internal Revenue Code), by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). In addition, a tax could be imposed on us if certain cooperatives, governmental entities, international organizations, and tax-exempt organizations that are exempt from both the unrelated business income tax and from federal income taxation, which we refer to as “disqualified organizations,” hold shares of our capital stock, and we own a residual interest in a real estate mortgage investment conduit, or “REMIC” or, although the law on the matter is unclear, an interest in a taxable mortgage pool.

Since we have elected to be treated as a REIT and expect to hold assets that are treated as a taxable mortgage pool, our articles of incorporation provide restrictions on the acquisition and ownership of our capital stock intended to ensure that we comply with requirements needed to maintain our election as a REIT under Federal income tax laws and to avoid federal income taxation.

Our articles of incorporation provide that no person may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, in excess of 9.8% of:

•	the aggregate Market Price (as defined in our articles of incorporation) of all outstanding shares of all classes and series of our capital stock; or

•	the aggregate Market Price or the number of shares, whichever is more restrictive, of the outstanding shares of our common stock, which we refer to as the “Stock Ownership Limit.”

Our articles of incorporation also prohibit:

•	any person from beneficially or constructively owning shares of our capital stock that would result in us being “closely held” under Section 856(h) of the Internal Revenue Code (without regard to whether the ownership interest is held during the last half of a taxable year);

•	any person from transferring shares of our capital stock if such transfer would result in our shares of capital stock being owned by fewer than 100 persons;

•	any person from beneficially owning or constructively owning shares of our capital stock to the extent such ownership would cause us to own, directly or constructively, 10% or more of the ownership interests in a tenant of our company (or a tenant of any entity owned or controlled by us);

•	any disqualified person from owning shares of our capital stock; and

•	any person from transferring shares of our capital stock if such transfer would result in the termination of our status as a REIT under the Internal Revenue Code.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our capital stock that will or may violate any of the foregoing restrictions on transferability and ownership, is required to give written notice immediately to us, and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT. The foregoing restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Furthermore, our board of directors, in its sole discretion, may exempt a proposed transferee from the Stock Ownership Limit and/or any of the restrictions described above. However, the board of directors may not grant such an exemption to any person if such exemption would result in our failing to qualify as a REIT. Our board of directors may require a ruling from the Internal Revenue Service or an opinion of counsel, in either case in form and substance satisfactory to the board of directors, in its sole discretion, before granting an exemption.

If any transfer of our shares of capital stock occurs which, if effective, would result in any person beneficially or constructively owning shares of stock in excess or in violation of the above transfer or ownership limitations, which we refer to as a “Prohibited Owner,” then that number of shares of capital stock the beneficial or constructive ownership of which otherwise would cause such person to violate such limitations (rounded up to the nearest whole share) shall be automatically transferred to a trust, which we refer to as a “Charitable Trust,” for the exclusive benefit of one or more charitable beneficiaries, which we refer to as a “Charitable Beneficiary,” and the Prohibited Owner shall not acquire any rights in such shares. Such automatic transfer shall be deemed to be effective as of the close of business on the Business Day (as defined in our articles of incorporation) prior to the date of such violative transfer.

If any automatic transfer to the Charitable Trust is not effective, then the initial transfer of capital stock will be void ab initio to the extent necessary to prevent a violation of the above transfer or ownership limitations. Shares of capital stock held in the Charitable Trust shall be issued and outstanding shares of capital stock. Any shares of capital stock held in the Charitable Trust shall be held for the exclusive benefit of the Charitable Beneficiary. The trustee of the Charitable Trust, or the “Trustee,” shall have all voting rights and rights to dividends or other distributions with respect to shares of capital stock held in the Charitable Trust, which rights shall be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or distribution paid to the Trustee shall be held in trust for the Charitable Beneficiary. Any dividend or other distribution paid to a Prohibited Owner (i) that is attributable to any shares of our capital stock that have been transferred to the Charitable Trust and (ii) the record date of which was on or after the date that such shares were transferred to the Charitable Trust shall be repaid by such Prohibited Owner to the Charitable Trust. The Prohibited Owner shall have no voting rights with respect to shares of capital stock held in the Charitable Trust and, subject to Georgia law, effective as of the date that such shares of capital stock have been transferred to the Charitable Trust, the Trustee shall have the authority (at the Trustee’s sole discretion):

•	to rescind as void any vote cast by a Prohibited Owner prior to our discovery that such shares have been transferred to the Trustee; and

•	to recast such vote in accordance with the desires of the Trustee acting for the benefit of the Charitable Beneficiary.

In an orderly fashion so as not to materially adverse the Market Price (as defined in our articles of incorporation) of the shares of capital stock held in the Charitable Trust, the Trustee shall sell the shares of capital stock held in the Charitable Trust to a person, designated by the Trustee, whose ownership of the shares would not result in such shares being retransferred to the Charitable Trust. Upon such sale, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Prohibited Owner and to the Charitable Beneficiary as follows: The Prohibited Owner shall receive the lesser of:

•	the price paid by the Prohibited Owner for the shares or, if the Prohibited Owner did not give value for the shares in connection with the event causing the shares to be held in the Charitable Trust (e.g., in the case of a gift, devise or other such transaction), the Market Price of such shares on the day of the event causing the shares to be held in the Charitable Trust; and

•	the price per share received by the Trustee from the sale or other disposition of the shares of capital stock held in the Charitable Trust.

Any net sale proceeds in excess of the amount payable to the Prohibited Owner shall be paid immediately to the Charitable Beneficiary.

In addition, shares of capital stock held in the Charitable Trust shall be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of:

•	the price per share in the transaction that resulted in such transfer to the Charitable Trust (or, in the case of a devise or gift, the Market Price at the time of such devise or gift); and

•	the Market Price on the date we, or our designee, accept such offer.

We shall have the right to accept such offer for a period of 90 days after the later of:

•	the date of the transaction that resulted in such transfer to the Charitable Trust; and

•	the date we determined in good faith that the transaction that resulted in such transfer to the Charitable Trust has occurred, if we did not receive prior notice of the transaction that resulted in such transfer to the Charitable Trust.

All certificates representing our shares of capital stock will bear a legend referring to the ownership restrictions described above.

Every owner of more than 5% (or such lower percentages as required by the Treasury Regulations promulgated under the Internal Revenue Code) of our outstanding shares of capital stock, within 30 days after January 1 of each year, is required to give written notice to us stating the name and address of such owner, the number of shares of capital stock which the owner beneficially owns and a description of the manner in which such shares of capital stock are held. Each such owner shall provide to us such additional information as we may request in order to determine the effect, if any, of such beneficial ownership on our status as a REIT. In addition, each stockholder shall upon demand be required to provide to us such information as we may request, in good faith, in order to determine our status as a REIT.

The restrictions on transferability and ownership (described above) could delay, defer or prevent a transaction or a change in control that might involve a premium price for our common stock or which shareholders otherwise may consider to be in their best interest.

Transfer Agent and Registrar

The transfer agent and registrar for our shares of common stock, and for any shares of our preferred stock that we may from time to time issue, will be SunTrust Bank.

Certain provisions of Georgia law and

our articles of incorporation and bylaws

The following description of certain provisions of Georgia law and of our articles of incorporation and bylaws is only a summary. For a complete description, we refer you to the applicable Georgia law, our articles of incorporation and our bylaws. Copies of our articles of incorporation and bylaws are filed as exhibits to the registration statement of which this prospectus is a part.

Number of Directors; Vacancies

Our articles of incorporation provide that the number of our directors shall be no fewer than five and no more than 21, as determined by resolutions adopted from time to time by the board of directors. Our bylaws provide that the number of directors may be increased or decreased by our board of directors. Our bylaws also provide that a vacancy, including a vacancy created by an increase in the number of directors, but not including vacancies resulting from the removal of a director from office by the shareholders, may be filled by a majority of the remaining directors, even if the remaining directors do not constitute a quorum, or by a sole remaining director. If no directors remain, the vacancy shall be filled through election by our shareholders.

Removal of Directors

Generally, vacancies on our board of directors may be filled by the remaining directors. Our bylaws provide that a director may be removed from office, with or without cause, by the vote of shareholders representing a majority of the issued and outstanding capital stock entitled to vote for the election of directors. Our shareholders are entitled to elect a successor to fill the vacancy created by the removal of a director at the same meeting at which the removal occurred or at a subsequent meeting. If the shareholders fail to elect a successor within 60 days of the removal, however, the remaining directors are required to fill the vacancy. Thus, the shareholders may be precluded from filling vacancies created by the removal of incumbent directors with their own nominees.

Amendments to Our Articles of Incorporation

Generally, amendments to our articles must be approved by a majority of the votes entitled to be cast on the amendment by each voting group entitled to vote on the amendment. We currently do not have voting groups, and accordingly, amendments to our articles must be approved by a majority of the votes of the issued and outstanding shares of our common stock.

Limitation of Liability and Indemnification

Our articles of incorporation and Georgia law limit the monetary liability of a director for a breach of the duty of care where the director discharges his duties

•	in a manner he believes in good faith to be in the best interests of the corporation; and

•	with the care an ordinarily prudent person in a like position would exercise under similar circumstances except in cases where the director’s liability is incurred

•	for any appropriation, in violation of his duties, of any of our business opportunities;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful distributions; or

•	for any transaction from which the director derived an improper personal benefit.

Our articles of incorporation authorize us, to the maximum extent permitted by Georgia law, to indemnify any of our present or former directors or officers who is or was a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action initiated by the director or officer, by reason of the fact that he or she is or was our director, officer, employee or agent (or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise) against expenses, including attorneys’ fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such proceeding.

The indemnification covers liabilities and reasonable expenses actually incurred by our present and former directors and officers in any proceeding if they have met the relevant standard of conduct, namely:

•	that director or officer conducted himself or herself in good faith; and

•	that director or officer reasonably believed:

(1)	that such conduct was in our best interests or, if the director of officer was not acting in his or her official capacity, was at least not opposed to our best interests, and

(2)	in the case of a criminal proceeding, the director or officer had no reasonable cause to believe such conduct was unlawful.

In addition, Georgia law requires us to indemnify each present or former director, officer, employee or agent who is made a party to a proceeding by reason of his or her service to us against expenses, including attorneys’ fees, actually and reasonably incurred, to the extent that the director, officer, employee, or agent has been successful, on the merits or otherwise, in defense of any action, suit, or proceeding referred to above.

Georgia law does not, however, permit us to indemnify a director:

•	in connection with a proceeding by, or in the right of, the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct under Georgia law; or

•	in connection with any proceeding with respect to conduct for which the director or officer was adjudged liable on the basis that an improper personal benefit was received by him or her, whether or not action in his or her official capacity.

Our articles of incorporation and Georgia law will require us, as a condition to advancing expenses in certain circumstances, to obtain:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the relevant standard of conduct necessary for indemnification; and

•	a written undertaking by him or her to repay the amount reimbursed by us if it is ultimately determined that the director is not entitled to indemnification.

Operations

We generally will be prohibited from engaging in certain activities, including acquiring or holding property or engaging in any activity that would cause us to fail to qualify as a REIT.

Duration and Dissolution

Our articles of incorporation provide for us to have a perpetual existence. Subject to the provisions of any of our classes or series of shares of capital stock then outstanding and the approval by a majority of the entire board of directors, Georgia law permits our shareholders, at any meeting thereof, by the affirmative vote of a majority of all of the votes entitled to be cast on the matter, to approve a plan of dissolution.

Shareholders’ Meetings

Under our bylaws, annual meetings of shareholders are to be held at a date and time determined by our board of directors following the close of our fiscal year and upon reasonable notice to our shareholders. Special meetings of shareholders may be called by our chairman, and shall be called by our chairman or secretary when directed by our board of directors or at the request in writing of shareholders owning at least 25% of the issued and outstanding capital stock entitled to vote at such meeting. Any such requests shall state the purpose for which the meeting is to be called.

Constituency Provisions

Our articles of incorporation contain provisions that direct our board of directors to consider various factors in addition to price when considering a business combination, tender offer or other possible transaction that may result in a change in control. We believe that our culture and business principles are significant to our customers, employees, strategic marketing alliances and vendors, and to the success and value of our business. Accordingly, our articles of incorporation require our board of directors to consider not only the adequacy and form of any consideration to be paid or received in connection with any such transaction, but also other factors which it deems relevant, including:

•	the business and financial condition, and earnings prospects of the acquiring person;

•	our debt service and other existing financial obligations, the financial obligations to be incurred by us or the proposed acquiring party in connection with the acquisition, and other likely financial obligations of the proposed acquiring party, as well as the possible effect of those conditions upon us and upon the other elements of the communities in which we operate or are located;

•	the competence, experience, reputation and integrity of the proposed acquiring party and its management;

•	the prospects for a successful conclusion of the proposed transaction;

•	our prospects as an independent entity;

•	the effects of the proposal on our status as a REIT, and the effects of a possible loss of REIT status on our shareholders; and

•	the social and economic effects of the proposed transaction on us, and upon our employees, customers, creditors and the communities in which we operate or are located.

Provisions of Georgia Law Having an Anti-Takeover Effect

The following summary concerns applicable provisions of Georgia law that could be viewed as having the effect of discouraging an attempt to obtain control of us, even where some shareholders could find the acquisition proposal desirable. This summary is not complete and is qualified in its entirety by reference to those provisions of Georgia law.

Under Georgia law, unless a corporation provides differently in its articles of incorporation or bylaws, a merger or share exchange or sale of all or substantially all of the corporation’s assets must be approved by a majority of all the votes entitled to be cast, voting as a single voting group, and by a majority of all votes entitled to be cast by holders of the shares of each voting group entitled to vote separately on the plan or as a voting group. Shareholders of the corporation surviving a merger or share exchange need not approve the merger or share exchange if certain conditions are met. Neither our articles of incorporation nor our bylaws contain a provision which alters the requirements with respect to mergers or share exchanges or a sale of all or substantially all of our assets under Georgia law.

The Georgia Business Corporation Code allows Georgia corporations to adopt bylaws that restrict certain business combinations with “interested shareholders” and contain fair price requirements that apply to mergers with “interested shareholders.” We have not adopted bylaws setting forth these restrictions.

Federal income tax consequences

The following discussion describes the material federal income tax consequences relating to the taxation of us as a REIT and to the purchase, ownership and disposition of our stock. In this section, references to “we,” “our” and “us” mean HomeBanc Corp. Because this summary is intended only to address material federal income tax consequences relating to the ownership and disposition of our stock, it may not contain all the information that may be important to you. As you review this discussion, you should keep in mind that:

•	the tax consequences to you may vary depending upon your particular tax situation;

•	special rules that we do not discuss below may apply if, for example, you are a tax-exempt organization (except to the extent discussed in “—Taxation of Tax-Exempt Shareholders” below), a broker-dealer, a non-U.S. person (except to the extent discussed in “—Taxation of Non-U.S. Shareholders” below), a trust, an estate, a partnership or other pass-through entity, a regulated investment company, a financial institution, an insurance company or otherwise subject to special tax treatment under the Internal Revenue Code;

•	this summary generally does not address state, local or non-U.S. tax considerations;

•	this summary deals only with our shareholders that hold stock as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code; and

•	we do not intend this discussion to be, and you should not construe it as, tax advice.

We base the information in this section on the current Internal Revenue Code, current final, temporary and proposed Treasury regulations, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the Internal Revenue Service, or the “IRS,” including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS, and existing court decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law. Any change could apply retroactively. It is possible that the IRS could challenge the statements in this discussion, which do not bind the IRS or the courts, and that a court could agree with the IRS.

WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP AND SALE OF OUR COMMON STOCK AND OF OUR ELECTION TO BE TAXED AS A REIT. SPECIFICALLY, YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION, AND REGARDING POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of Our Company as a REIT

We intend to make an election to be taxed as a REIT under the federal income tax laws effective for our short taxable year ending on December 31, 2004. We believe that, commencing with such short taxable year, we will be organized and will operate in such a manner as to qualify for taxation as a REIT under the federal income tax laws, and we intend to continue to operate in such a manner, but no assurance can be given that we will operate in a manner so as to qualify or remain qualified as a REIT. This section discusses the laws governing the federal income tax treatment of a REIT and its stockholders. These laws are highly technical and complex.

In connection with this offering of our common stock, Alston & Bird LLP is rendering an opinion that, commencing with our short taxable year ending December 31, 2004, assuming that we complete the elections and other procedural steps described in this discussion of “Federal Income Tax Consequences” in a timely fashion, based on our present and proposed method of operation, we are in a position to qualify for taxation as a REIT under the federal income tax laws for our short taxable year that will end December 31, 2004. Investors should be aware that Alston & Bird LLP’s opinion is based upon customary assumptions, is conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets and the conduct of our business, and is not binding upon the IRS or any court. In addition, Alston & Bird LLP’s opinion is based on existing federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, our qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our stock ownership, and the percentage of our earnings that we distribute. Alston & Bird LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of our failure to qualify as a REIT, see “— Failure to Qualify.”

If we qualify as a REIT, we generally will not be subject to federal income tax on the REIT taxable income that we distribute to our stockholders, but taxable income generated by HBMC, our taxable REIT subsidiary following completion of this offering, will be subject to regular corporate income tax. The benefit of that tax treatment is that it avoids the federal “double taxation,” or taxation at both the corporate and stockholder levels, that generally applies to distributions by a corporation to its stockholders. However, we will be subject to federal tax in the following circumstances:

•	We will be subject to federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders during, or within a specified time period after, the calendar year in which the income is earned.

•	We may be subject to the “alternative minimum tax” on any items of tax preference.

•	We will be subject to income tax at the highest corporate rate on:

•	net income from the sale or other disposition of property acquired through foreclosure, or foreclosure property, that we hold primarily for sale to customers in the ordinary course of business, and

•	other non-qualifying income from foreclosure property.

•	We will be subject to a 100% tax on net income earned from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

•	If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below under “— Requirements for Qualification — Gross Income Tests,” and nonetheless continue to qualify as a REIT because we meet other requirements, we will be subject to a 100% tax on:

•	the greater of (1) the amount by which we fail the 75% gross income test or (2) the amount by which 90% of our gross income exceeds the amount of our income qualifying under the 95% gross income test,

•	multiplied by a fraction intended to reflect our profitability.

•	If we fail to distribute during a calendar year at least the sum of:

•	85% of our REIT ordinary income for the year,

•	95% of our REIT capital gain net income for the year, and

•	any undistributed taxable income from earlier periods,

we will be subject to a 4% nondeductible excise tax on the excess of the required distribution over the amount we actually distributed.

•	We may elect to retain and pay income tax on our net long-term capital gain. In that case, a U.S. shareholder would be taxed on its proportionate share of our undistributed long-term capital gain (to the extent that we make a timely designation of such gain to the shareholder) and would receive a credit or refund for its proportionate share of the tax we paid.

•	We will be subject to a 100% tax on transactions with a taxable REIT subsidiary that are not conducted on an arm’s-length basis.

•	If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the C corporation’s basis in the asset or to another asset, and provided no election is made for the transaction to be currently taxable, and we subsequently recognize gain on the disposition of such asset during the 10-year period beginning on the date on which we acquired the asset, we generally will be subject to tax at the highest regular corporate rate on the lesser of the amount of gain that we recognize at the time of the sale or disposition and the amount of gain that we would have recognized if we had sold the asset at the time we acquired the asset, the “Built-in Gains Tax”.

•	We will be subject to tax at the highest corporate rate on the portion of any excess inclusion, or phantom taxable income, that we derive from REMIC residual interests or taxable mortgage pools equal to the percentage of our stock that is held by “disqualified organizations.” A “disqualified organization” includes:

•	the United States;

•	any state or political subdivision of the United States;

•	any foreign government;

•	any international organization;

•	any agency or instrumentality of any of the foregoing;

•	any other tax-exempt organization, other than a farmer’s cooperative described in Section 521 of the Internal Revenue Code, that is exempt both from income taxation and from taxation under the unrelated business taxable income provisions of the Internal Revenue Code; and

•	any rural electrical or telephone cooperative.

For this reason, our articles of incorporation prohibit disqualified organizations from owning our stock.

Requirements For Qualification

Organizational Requirements

A REIT is a corporation, trust, or association that meets each of the following requirements:

(1) It is managed by one or more trustees or directors.

(2) Its beneficial ownership is evidenced by transferable shares or by transferable certificates of beneficial interest.

(3) It would be taxable as a domestic corporation but for the REIT provisions of the federal income tax laws.

(4) It is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws.

(5) At least 100 persons are beneficial owners of its shares or ownership certificates.

(6) Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, through the application of certain attribution rules, by five or fewer individuals, which the federal income tax laws define to include certain entities, during the last half of any taxable year.

(7) It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status.

(8) It uses the calendar year as its taxable year.

(9) It meets certain other qualification tests, described below, regarding the nature of its income and assets and the amount of its distributions.

We must meet requirements 1 through 4 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Requirements 5 and 6 will apply to us beginning with our 2005 taxable year. If we comply with all the requirements for ascertaining the ownership of our outstanding stock in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining share ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding our stock in proportion to their actuarial interests in the trust for purposes of requirement 6.

We believe that we are issuing sufficient common stock with sufficient diversity of ownership to satisfy requirements 5 and 6. In addition, our articles of incorporation restrict the ownership and transfer of our stock so that we should continue to satisfy these requirements. The provisions of our articles of incorporation restricting the ownership and transfer of the common stock are described in “Description of capital stock — Restrictions on Ownership and Transfer.”

Qualified REIT Subsidiaries.    A “qualified REIT subsidiary” is a corporation, other than a taxable REIT subsidiary, all of the capital stock of which is owned by the REIT. A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT for federal income tax purposes. All assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. Thus, in applying the requirements described herein, any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit. A qualified REIT subsidiary of ours will not be subject to federal corporate income taxation, although it may be subject to state and local taxation in some states. Each of HomeBanc Funding Corp. and HomeBanc Funding Corp. II will be treated as a qualified REIT subsidiary of ours.

Other Disregarded Entities and Partnerships.    An unincorporated domestic entity, such as a limited liability company, that has a single owner, generally is not treated as an entity separate from its parent for federal income tax purposes. Thus, in applying the requirement described herein, all assets, liabilities, and items of income, deduction and credit of a disregarded limited liability company owned by the REIT will be treated as assets, liabilities, and items of income, deduction and credit of the REIT. An unincorporated domestic entity with two or more owners generally is treated as a partnership for federal income tax purposes. In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership, in both cases being based on its relative capital interest in the partnership, for purposes of the applicable REIT qualification tests. The character of the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests. Thus, our proportionate share of the assets, liabilities, and items of income of any partnership, joint venture, or limited liability company that is treated as a partnership for federal income tax purposes in which we acquire an interest, directly or indirectly, will be treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

Taxable REIT Subsidiaries.    A taxable REIT subsidiary, or “TRS,” is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. The subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. If a TRS directly or indirectly owns more than 35% of the voting power or value of the stock of another corporation, such other corporation will automatically be treated as a TRS. Overall, no more than 20% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs.

A TRS will pay income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not comparable to similar arrangements among unrelated parties. We will make an election for each of HBMC and Abetterwayhome Corp. to be treated as a TRS. HBMC will be subject to corporate income tax on its taxable income, which will be its net income from loan originations and sales. We cannot assure you that our TRSs will not be limited in their ability to deduct interest payments made to us or that other transactions between our TRSs and us will be treated as arm’s length transactions.

Taxable Mortgage Pools.    An entity, or a portion of an entity, may be classified as a taxable mortgage pool under the Internal Revenue Code if:

•	substantially all of its assets consist of debt obligations or interests in debt obligations;

•	more than 50% of those debt obligations are real estate mortgage loans or interests in real estate mortgage loans as of specified testing dates;

•	the entity has issued debt obligations that have two or more maturities; and

•	the payments required to be made by the entity on its debt obligations “bear a relationship” to the payments to be received by the entity on the debt obligations that it holds as assets.

Under U.S. Treasury regulations, if less than 80% of the assets of an entity (or a portion of an entity) consist of debt obligations (or interests therein), these debt obligations are considered not to comprise “substantially all” of its assets, and therefore the entity would not be treated as a taxable mortgage pool.

We may make investments or enter into financing and securitization transactions that give rise to us being considered to be, or to own an interest in, one or more taxable mortgage pools. Where an entity, or a portion of an entity, is classified as a taxable mortgage pool, it is generally treated as a taxable corporation for federal income tax purposes. However, special rules apply to a REIT, a portion of a REIT, or a qualified REIT subsidiary that is a taxable mortgage pool. The portion of the REIT’s assets, held directly or through a qualified REIT subsidiary that qualifies as a taxable mortgage pool is treated as a qualified REIT subsidiary that is not subject to corporate income tax, and the taxable mortgage pool classification does not affect the tax status of the REIT. Rather, the consequences of the taxable mortgage pool classification would generally, except as described below, be limited to the REIT’s stockholders. The Treasury Department has yet to issue regulations governing the tax treatment of the stockholders of a REIT that owns an interest in a taxable mortgage pool.

A portion of our income from a taxable mortgage pool arrangement, which might be non-cash accrued income, or “phantom” taxable income, could be treated as “excess inclusion income.” Excess inclusion income is an amount, with respect to any calendar quarter, equal to the excess, if any, of (i) income allocable to the holder of a REMIC residual interest or taxable mortgage pool interest over (ii) the sum of an amount for each day in the calendar quarter equal to the product of (a) the adjusted issue price at the beginning of the quarter multiplied by (b) 120% of the long-term federal rate (determined on the basis of compounding at the close of each calendar quarter and properly adjusted for the length of such quarter). This non-cash or “phantom” income would be subject to the distribution requirements that apply to us and could therefore adversely affect our liquidity. See “— Distribution Requirements.”

Our excess inclusion income would be allocated among our stockholders. A stockholder’s share of excess inclusion income (i) would not be allowed to be offset by any net operating losses otherwise available to the stockholder, (ii) would be subject to tax as unrelated business taxable income in the hands of most types of stockholders that are otherwise generally exempt from federal income tax, and (iii) would result in the application of U.S. federal income tax withholding at the maximum rate, without reduction for any otherwise applicable income tax treaty, to the extent allocable to most types of foreign stockholders. See “ — Taxation of Taxable U.S. Shareholders,” “ – Taxation of Tax-Exempt Shareholders,” and “ — Taxation of Non-U.S. Shareholders.” The manner in which excess inclusion income would be allocated among shares of different classes of our stock or how such income is to be reported to stockholders is not clear under current law. Tax-exempt investors, foreign investors, and taxpayers with net operating losses should carefully consider the tax consequences described above and are urged to consult their tax advisors in connection with their decision to invest in our common stock.

If we own less than 100% of the ownership interests in a subsidiary that is a taxable mortgage pool, the foregoing rules would not apply. Rather, the subsidiary would be treated as a corporation for federal income tax purposes, and would potentially be subject to corporate income tax. In addition, this characterization would alter our REIT income and asset test calculations and likely would prevent our compliance with those requirements. We currently do not have, and currently do not intend to form, any subsidiary in which we own some, but less than all, of the ownership interests that are or will become taxable mortgage pools, and we intend to monitor the structure of any taxable mortgage pools in which we have an interest to ensure that they will not adversely affect our status as a REIT.

Gross Income Tests

We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgage loans on real property or qualified temporary investment income. Qualifying income for purposes of the 75% gross income test generally includes:

•	rents from real property;

•	interest on debt secured by a mortgage on real property, or on interests in real property;

•	dividends or other distributions on, and gain from the sale of, shares in other REITs;

•	gain from the sale of real estate assets;

•	amounts, such as commitment fees, received in consideration for entering into an agreement to make a loan secured by real property, unless such amounts are determined by income and profits; and

•	income derived from the temporary investment of new capital that is attributable to the issuance of our stock or a public offering of our debt with a maturity date of at least five years and that we receive during the one-year period beginning on the date on which we received such new capital.

Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities and certain hedging instruments, payments under certain hedging instruments or any combination of these. Gross income from servicing loans for third parties and loan origination fees is not qualifying income for purposes of either gross income test. In addition, gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both income tests. We will monitor the amount of our non-qualifying income, and we will manage our portfolio to comply at all times with the gross income tests. The following paragraphs discuss the specific application of the gross income tests to us.

Interest.    The term “interest,” as defined for purposes of both gross income tests, generally excludes any amount that is based in whole or in part on the income or profits of any person. However, interest generally includes the following:

•	an amount that is based on a fixed percentage or percentages of receipts or sales; and

•	an amount that is based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT.

If a loan contains a provision that entitles a REIT to a percentage of the borrower’s gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property’s value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests.

Interest on debt secured by a mortgage on real property or on interests in real property generally is qualifying income for purposes of the 75% gross income test. However, if the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of the date the REIT agreed to originate or acquire the loan, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the portion of the principal amount of the loan that is not secured by real property — that is, the amount by which the loan exceeds the value of the real estate that is security for the loan.

The interest, original issue discount, and market discount income that we receive from our mortgage loans and mortgage-backed securities generally will be qualifying income for purposes of both gross income tests. However, as discussed above, if the fair market value of the real estate securing any of our loans is less than the principal amount of the loan, a portion of the income from that loan will be qualifying income for purposes of the 95% gross income test but not the 75% gross income test.

In addition, interest includes income from a REMIC as long as at least 95% of the REMIC are interests in real property. If less than 95% of the assets of the REMIC consist of qualifying real estate assets, then income received by the REIT will be treated as interest from a mortgage loan in the proportion in which assets of the REMIC consist of real estate assets.

Fee Income.    We may receive various fees in connection with the mortgage loans. The fees will be qualifying income for purposes of both the 75% and 95% income tests if they are received in consideration for entering into an agreement to make a loan secured by real property, and the fees are not determined by income or profits. Therefore, commitment fees will generally be qualifying income for purposes of the income tests. Other fees, such as fees received for servicing loans for third parties and origination fees, are not qualifying income for purposes of either income test. HBMC will conduct servicing and origination functions that generate fee income that is not qualifying income. The income earned by HBMC from these services will not be included for purposes of our income tests.

Dividends.    Our share of any dividends received from any corporation (including HBMC and any other TRS, but excluding any REIT) in which we own an equity interest will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. Our share of any dividends received from any other REIT in which we own an equity interest will be qualifying income for purposes of both gross income tests.

Rents from Real Property.    We do not intend to acquire any real property with the proceeds of this offering, but we may acquire real property or an interest therein in the future. To the extent that we acquire real property or an interest therein, rents we receive will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if the following conditions are met:

•	First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from rents from real property solely by reason of being based on fixed percentages of gross receipts or gross sales.

•	Second, rents we receive from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a taxable REIT subsidiary, at least 90% of the property is leased to unrelated tenants and the rent paid by the taxable REIT subsidiary is substantially comparable to the rent paid by the unrelated tenants for comparable space. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant.

•	Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

•	Fourth, we generally must not operate or manage our real property or furnish or render services to our tenants, other than through an “independent contractor” who is adequately compensated and from whom we do not derive revenue or through a TRS. However, we may provide services directly to tenants if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided primarily for the tenants’ convenience or provided to a particular tenant. Customary services that are not considered to be provided to a particular tenant (e.g., furnishing heat and light, the cleaning of public entrances, and the collection of trash) can be provided directly by us. Non-customary services that are not performed by an independent contractor or a TRS in accordance with the applicable requirements will result in impermissible tenant service income to us to the extent of the income earned (or deemed earned) with respect to such services. If the impermissible tenant service income exceeds 1% of our total income from a property, all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant services does not exceed 1% of our total income from the property, the services will not cause the rent paid by tenants of the property to fail to qualify as rents from real property, but the impermissible tenant services income will not qualify as “rents from real property.”

Hedging Transactions.    From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. To the extent that we enter into an interest rate swap or cap contract, option, futures contract, forward rate agreement, or any similar financial instrument to reduce risks with respect to interest rates on our indebtedness incurred or to be incurred to acquire or carry “real estate assets,” including mortgage loans, any periodic income or gain from the disposition of that contract attributable to the carrying or acquisition of the real estate assets should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. To the extent that we hedge with other types of financial instruments or for other purposes, or to the extent that a portion of our mortgage loans is not secured by “real estate assets” (as described below under “— Asset Tests”) or in other situations, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

Prohibited Transactions.    A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets will be held primarily for sale to customers and that a sale of any of our assets will not be in the ordinary course of our business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property that we hold “primarily for sale to customers in the ordinary course of a trade or business.” To the extent necessary to avoid the prohibited transactions tax, we will conduct sales of our loans through HBMC.

It is our current intention that our securitizations of our mortgage loans will not be treated as sales for tax purposes. If we were to transfer a mortgage loan to a REMIC, this transfer would be treated as a sale for tax purposes and the sale may be subject to the prohibited transactions tax. As a result, we intend to securitize our mortgage loans only in non-REMIC transactions.

Foreclosure Property.    We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

•	that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

•	for which the related loan or lease was acquired by the REIT at a time when the default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat the property as foreclosure property.

However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

•	on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•	on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

•	which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

Failure to Satisfy Gross Income Tests.    If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions generally will be available if:

•	our failure to meet such tests is due to reasonable cause and not due to willful neglect;

•	we attach a schedule of the nature and amount of each item of our income to our tax return; and

•	any incorrect information on the schedule was not due to fraud with intent to evade tax.

We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in “— Taxation of Our Company as a REIT,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of (1) the amount by which we fail the 75% gross income test or (2) the amount by which 90% of our gross income (excluding gross income from prohibited transactions) exceeds the amount of our income qualifying under the 95% gross income test, in either case multiplied by a fraction intended to reflect our profitability.

Asset Tests

To qualify as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year. First, at least 75% of the value of our total assets must consist of:

•	cash or cash items, including certain receivables;

•	government securities;

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•	interests in mortgage loans secured by real property;

•	stock in other REITs;

•	investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or offerings of debt with at least a five-year term; and

•	regular or residual interests in a REMIC. However, if less than 95% of the value of our total assets of a REMIC consists of assets that are qualifying real estate-related assets under the federal income tax laws, determined as if we held such assets, we will be treated as holding directly our proportionate share of the assets of such REMIC.

Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets.

Third, we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities.

Fourth, no more than 20% of the value of our total assets may consist of the securities of one or more TRSs.

Fifth, no more than 25% of the value of our total assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.

For purposes of the second and third asset tests, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or TRS, mortgage loans that constitute real estate assets, or equity interests in a partnership. The term “securities,” however, generally includes debt securities issued by a partnership or another REIT, except that certain “straight debt” securities are not treated as “securities” for purposes of the 10% value test (for example, qualifying debt securities of a corporation of which we own no equity interest or of a partnership if we own at least a 20% profits interest in the partnership). For this purpose, “straight debt” means a written unconditional promise to pay on demand on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into stock and (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors.

The asset tests described above are based on our gross assets. For federal income tax purposes, we will be treated as owning both the loans we hold directly and the loans that we have securitized through non-REMIC debt securitizations. Although we will have a partially offsetting obligation with respect to the securities issued pursuant to the securitizations, these offsetting obligations will not reduce the gross assets we are considered to own for purposes of the asset tests.

We believe that the aggregate value of the securities issued by our taxable REIT subsidiaries does not exceed 20% of the aggregate value of our gross assets. We believe that all or substantially all of the mortgage loans and mortgage-backed securities that we will own will be qualifying assets for purposes of the 75% asset test. For purposes of these rules, however, if the outstanding principal balance of a mortgage loan exceeds the fair market value of the real property securing the loan, a portion of such loan likely will not be a qualifying real estate asset under the federal income tax laws. Although the law on the matter is not entirely clear, it appears that the non-qualifying portion of that mortgage loan will be equal to the portion of the loan amount that exceeds the value of the associated real property that is security for that loan. To the extent that we own debt securities issued by other REITs or C corporations that are not secured by a mortgage on real property, those debt securities will not be qualifying assets for purposes of the 75% asset test. Instead, we would be subject to the second and third asset tests with respect to those debt securities.

We will monitor the status of our assets for purposes of the various asset tests and will seek to manage our portfolio to comply at all times with such tests. There can be no assurance, however, that we will be successful in this effort. In this regard, to determine our compliance with these requirements, we will need to estimate the value of the real estate securing our mortgage loans at various times. Although we will seek to be prudent in making these estimates, there can be no assurances that the IRS might not disagree with these determinations and assert that a lower value is applicable. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT status if:

•	we satisfied the asset tests at the end of the preceding calendar quarter; and

•	the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If we did not satisfy the condition described in the second item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

We currently believe that the loans, securities and other assets that we expect to hold will satisfy the foregoing asset test requirements. However, no independent appraisals will be obtained to support our conclusions as to the value of our assets and securities, or in many cases, the real estate collateral for the mortgage loans that we hold. Moreover, the values of some assets may not be susceptible to a precise determination. As a result, there can be no assurance that the IRS will not contend that our ownership of securities and other assets violates one or more of the asset tests applicable to REITs.

Distribution Requirements

Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:

•	the sum of

•	90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain or loss, and

•	90% of our after-tax net income, if any, from foreclosure property, in excess of the special tax on income from foreclosure property minus

•	the sum of certain items of non-cash income.

We must pay such distributions in the taxable year to which they relate, or we can pay such distributions in the following taxable year if (i) we declare the distribution before we timely file our federal income tax return for the year, pay the distribution in such following year on or before the first regular dividend payment date after such declaration and we elect on our federal income tax return for the prior year to have a specified amount of the subsequent dividend treated as if paid in the prior year or (ii) we declare a dividend in October, November or December of any year with a record date in one of those months and pay the dividend on or before January 31 of the following year (in which case we will be treated as having paid the dividend on December 31 of the year in which the dividend was declared).

We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders. Furthermore, if we fail to distribute during a calendar year (or by the time required for the second exception discussed in the preceding paragraph), at least the sum of:

•	85% of our REIT ordinary income for such year,

•	95% of our REIT capital gain income for such year, and

•	any undistributed taxable income from prior periods,

we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute. Distributions described in the first exception discussed in the preceding paragraph do not count as distributions in the prior year for purposes of the 4% nondeductible excise tax. In addition, if during the 10-year recognition period, we dispose of any asset subject to the built-in gain rules described above, we must, pursuant to guidance issued by the IRS, distribute at least 90% of the built-in gain (after tax), if any, recognized on the disposition of the asset. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. In that case, we may elect to have our shareholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by us. See “ — Taxation of Taxable U.S. Shareholders.” If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above. We intend to make timely distributions sufficient to satisfy the annual distribution requirements and to avoid corporate income tax and the 4% nondeductible excise tax.

It is possible that, from time to time, we may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. Possible examples of those timing differences include the following:

•	Because we may deduct capital losses only to the extent of our capital gains, we may have taxable income that exceeds our economic income.

•	We will recognize taxable income in advance of the related cash flow if any of our mortgage loans or mortgage-backed securities are deemed to have original issue discount. We generally must accrue original issue discount based on a constant yield method that takes into account projected prepayments but that defers taking into account credit losses until they are actually incurred.

•	We may recognize taxable market discount income when we receive the proceeds from the disposition of, or principal payments on, loans that have a stated redemption price at maturity that is greater than our tax basis in those loans, although such proceeds often will be used to make non-deductible principal payments on related borrowings.

•	We may recognize taxable income without receiving a corresponding cash distribution if we foreclose on or make a significant modification to a loan, to the extent that the fair market value of the underlying property or the principal amount of the modified loan, as applicable, exceeds our basis in the original loan.

•	We may recognize phantom taxable income from any residual interests in REMICs or retained ownership interests in mortgage loans subject to collateralized mortgage obligation debt.

Although several types of non-cash income are excluded in determining the annual distribution requirement, we will incur corporate income tax and the 4% excise tax with respect to those non-cash income items if we do not distribute those items on a current basis. As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue additional common or preferred stock.

In the event that we are subject to an adjustment to our REIT taxable income (as defined in Section 860(d)(2) of the Internal Revenue Code) resulting from an adverse determination by either a final court decision, a closing agreement between us and the IRS under Section 7121 of the Internal Revenue Code, or an agreement as to tax liability between us and an IRS district director, we may be able to rectify any resulting failure to meet the 90% annual distribution requirement by paying “deficiency dividends” to shareholders that relate to the adjusted year but that are paid in a subsequent year. To qualify as a deficiency dividend, we must make the distribution within 90 days of the adverse determination and we also must satisfy other procedural requirements. If we satisfy the statutory requirements of Section 860 of the Internal Revenue Code, a deduction is allowed for any deficiency dividend subsequently paid by us to offset an increase in our REIT taxable income resulting from the adverse determination. We, however, must pay statutory interest on the amount of any deduction taken for deficiency dividends to compensate for the deferral of the tax liability.

Failure To Qualify

If we fail to qualify as a REIT in any taxable year, and no relief provision applies, then we would be subject to federal income tax and any applicable alternative minimum tax on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we fail to qualify as a REIT, we would not be able to deduct amounts paid out to stockholders. In fact, we would not be required to distribute any amounts to stockholders in that year. In such event, to the extent of our current and accumulated earnings and profits, all distributions to stockholders would be taxable as ordinary income. Subject to certain limitations of the federal income tax laws, corporate stockholders might be eligible for the dividends received deduction. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Taxable REIT Subsidiaries

As described above, a TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by us. A corporation will not qualify as a TRS if it directly or indirectly operates or manages any hotels or health care facilities or provides rights to any brand name under which any hotel or health care facility is operated.

We and our corporate subsidiary must elect for the subsidiary to be treated as a TRS. If a TRS directly or indirectly owns more than 35% of the voting power or value of the stock of another corporation, such other corporation will automatically be treated as a TRS. Overall, no more than 20% of the value of our assets may consist of securities of one or more TRSs, and no more than 25% of the value of our assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.

The TRS rules limit the deductibility of interest paid or accrued by a TRS to us to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% tax on transactions between a TRS and us or our tenants that are not conducted on an arm’s-length basis.

We will make an election to treat each of HBMC and Abetterwayhome as a TRS. HBMC will originate our loans and will be subject to corporate income tax on its taxable income. We believe that all transactions between us and HBMC and any other TRS that we form or acquire (including sales of loans from HBMC to us, HomeBanc Funding Corp., HomeBanc Funding Corp. II or any other future qualified REIT subsidiary) will be conducted on an arm’s-length basis.

Taxation of Taxable U.S. Shareholders

As used in this discussion, the term “U.S. Shareholder” means a holder of our stock that, for federal income tax purposes:

•	is a citizen or resident of the United States;

•	is a corporation (including an entity treated as a corporation for federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof;

•	is an estate, the income of which is subject to federal income taxation regardless of its source; or

•	is any trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (ii) it has a valid election in place to be treated as a U.S. person.

If a partnership hold our stock, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding our stock should consult their tax advisors.

For any taxable year for which we qualify for taxation as a REIT, amounts distributed to taxable U.S. Shareholders will be taxed as discussed below.

Distributions Generally.    Distributions to U.S. Shareholders, other than capital gain dividends discussed below, will constitute dividends up to the amount of our positive current and accumulated earnings and profits and, to that extent, will be taxable to the U.S. Shareholders. These distributions are not eligible for the dividends received deduction for corporations. On May 28, 2003, President Bush signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003. Under this new law, certain “qualified dividend income” received by U.S. non-corporate shareholders in taxable years 2003 through 2008 is subject to tax at the same tax rates as long-term capital gain (generally, under the new law, a maximum rate of 15% for such taxable years). Dividends received from REITs, however, generally are not eligible for these reduced rates and, therefore, will continue to be subject to tax at ordinary income rates (generally, a maximum rate of 35% for taxable years 2003-2008), subject to two narrow exceptions. Under the first exception, dividends received from a REIT may be treated as “qualified dividend income” eligible for the reduced tax rates to the extent that the REIT itself has received qualified dividend income from other corporations (such as TRSs). Under the second exception, dividends paid by a REIT in a taxable year may be treated as qualified dividend income in an amount equal to the sum of (i) the excess of the REIT’s “REIT taxable income” for the preceding taxable year over the corporate-level federal income tax payable by the REIT for such preceding taxable year and (ii) the excess of the REIT’s income that was subject to the Built-in Gains Tax in the preceding taxable year over the tax payable by the REIT on such income for such preceding taxable year. We do not anticipate that a material portion of our distributions will be treated as qualified dividend income.

To the extent that we make a distribution in excess of our positive current and accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital, reducing the tax basis in the U.S. Shareholder’s stock, and then the distribution in excess of such basis will be taxable to the U.S. Shareholder as gain realized from the sale of its stock. Dividends declared by us in October, November or December of any year payable to a U.S. Shareholder of record on a specified date in any such month will be treated as both paid by us and received by our shareholders on December 31 of that year, provided that we actually pay the dividends during January of the following calendar year.

Capital Gain Distributions.    Distributions to U.S. Shareholders that we properly designate as capital gain dividends will be treated as long-term capital gains (to the extent they do not exceed our actual net capital gain) for the taxable year without regard to the period for which the U.S. Shareholder has held his or her stock. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Capital gain dividends are not eligible for the dividends received deduction for corporations.

We may elect to retain and pay income tax on net long-term capital gain that we received during the tax year. In this instance, U.S. Shareholders will include in their income their proportionate share of the undistributed long-term capital gains as designated by us. The U.S. Shareholders will also be deemed to have paid their proportionate share of the tax we paid, which would be credited against such shareholders’ U.S. federal income tax liability (and refunded to the extent it exceeds such liability). In addition, the basis of the U.S. Shareholders’ shares will be increased by the excess of the amount of capital gain included in its income over the amount of tax it is deemed to have paid.

Any capital gain with respect to capital assets held for more than one year that is recognized or otherwise properly taken into account on or after May 6, 2003 and before January 1, 2009, generally will be taxed to a non-corporate taxpayer at a maximum rate of 15%. In the case of capital gain attributable to the sale of real property held for more than one year, such gain will be taxed at a maximum rate of 25% to the extent of the amount of depreciation deductions previously claimed with respect to such property. With respect to distributions designated by us as capital gain dividends (including any deemed distributions of retained capital gains), subject to certain limits, we may designate, and will notify our shareholders, whether the dividend is taxable to non-corporate shareholders at regular long-term capital gains rates (currently at a maximum rate of 15%) or at the 25% rate applicable to unrecaptured depreciation.

Passive Activity Loss and Investment Interest Limitations.    Distributions from us and gain from the disposition of our stock will not be treated as passive activity income and, therefore, U.S. Shareholders will not be able to apply any “passive losses” against such income. Dividends from us (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of the investment interest limitation. Net capital gain from the disposition of our stock or capital gain dividends generally will be excluded from investment income unless the U.S. Shareholder elects to have the gain taxed at ordinary income rates. Shareholders are not allowed to include on their own federal income tax returns any of our tax losses. We will notify shareholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

Phantom Income.    We may recognize taxable income in excess of our economic income, known as phantom income, in the first years that we hold certain investments and experience an offsetting excess of economic income over our taxable income in later years. As a result, shareholders at times may be required to pay federal income tax on distributions that economically represent a return of capital rather than a dividend. These distributions would be offset in later years by distributions representing economic income that would be treated as returns of capital for federal income tax purposes. Taking into account the time value of money, this acceleration of federal income tax liabilities may reduce a shareholder’s after-tax return on his or her investment to an amount less than the after-tax return on an investment with an identical before-tax rate of return that did not generate phantom income. For example, if an investor with a 30% tax rate purchases a taxable bond with an annual interest rate of 10% on its face value, the investor’s before-tax return on the investment would be 10% and the investor’s after-tax return would be 7%. However, if the same investor purchased our common stock at a time when the before-tax rate of return was 10%, the investor’s after-tax rate of return on such stock might be somewhat less than 7% as a result of our phantom income. In general, as the ratio of our phantom income to our total income increases, the after-tax rate of return received by a taxable shareholder will decrease. We will consider the potential effects of phantom income on our taxable shareholders in managing our investments.

Any excess inclusion income that we recognize generally will be allocated among our shareholders to the extent that it exceeds our undistributed REIT taxable income in a particular year. A shareholder’s share of excess inclusion income would not be allowed to be offset by any net operating losses otherwise available to the shareholder.

Dispositions of Stock.    In general, U.S. Shareholders will realize capital gain or loss on the disposition of our stock equal to the difference between the amount of cash and the fair market value of any property received on the disposition and that shareholders’ adjusted tax basis in the stock. This gain or loss will be a capital gain or loss if the U.S. Shareholder has held the shares as a capital asset. The applicable tax rate will depend on the shareholder’s holding period in the asset (generally, if the shareholder has held the asset for more than one year, it will produce long-term capital gain) and the shareholder’s tax bracket (the maximum rate for non-corporate taxpayers currently being 15%). The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% to a portion of capital gain realized by a non-corporate shareholder on the sale of our stock that would correspond to our “unrecaptured Section 1250 gain.” Shareholders should consult with their own tax advisors with respect to their capital gain tax liability. In general, any loss recognized by a U.S. Shareholder upon the sale or other disposition of stock that the shareholder has held for six months or less, after applying the holding period rules, will be treated as a long-term capital loss, to the extent of distributions received by the U.S. Shareholder from us that were required to be treated as long-term capital gains.

Taxation of Tax-Exempt Shareholders

Distributions from us to a tax-exempt employee pension trust or other domestic tax-exempt shareholder generally will not constitute “unrelated business taxable income,” which we refer to as “UBTI,” unless the shareholder has borrowed to acquire or carry shares of our stock or has used the shares in a trade or business.

However, for tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, income from an investment in us will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Internal Revenue Code. These tax-exempt shareholders should consult their own tax advisors concerning these “set aside” and reserve requirements.

Qualified trusts that hold more than 10% (by value) of the shares of “pension-held REITs” may be required to treat a certain percentage of such a REIT’s distributions as UBTI. A REIT is a “pension-held REIT” only if the REIT would not qualify as such for federal income tax purposes but for the application of a “look-through” exception to the five or fewer requirement applicable to shares held by qualified trusts and the REIT is “predominantly held” by qualified trusts. A REIT is predominantly held if either at least one qualified trust holds more than 25% by value of the REIT interests or qualified trusts, each owning more than 10% by value of the REIT interests, holds in the aggregate more than 50% of the REIT interests. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (a) the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to (b) the total gross income (less certain associated expenses) of the REIT. In the event that this ratio is less than 5% for any year, then the qualified trust will not be treated as having received UBTI as a result of the REIT dividend. For these purposes, a qualified trust is any trust described in Section 401(a) of the Internal Revenue Code and exempt from tax under Section 501(a) of the Internal Revenue Code. The restrictions on ownership of common stock in our articles of incorporation generally will prevent application of the pension-held REIT rules, absent a waiver of the restrictions by the board of directors.

Taxation of Non-U.S. Shareholders

As used in this discussion, the term “non-U.S. Shareholder” means a nonresident alien or a corporation, estate or trust that is not a U.S. Shareholder.

In general, non-U.S. Shareholders will be subject to regular federal income tax with respect to their investment in us if the income from the investment is “effectively connected” with the non-U.S. Shareholder’s conduct of a trade or business in the United States (and, if a tax treaty applies, is attributable to a permanent establishment in the United States). A corporate non-U.S. Shareholder that receives income that is (or is treated as) effectively connected with a U.S. trade or business also may be subject to the branch profits tax under Section 884 of the Internal Revenue Code, which is imposed in addition to regular federal income tax at the rate of 30%, subject to reduction under a tax treaty, if applicable, on effectively connected earnings and profits. Effectively connected income that meets various certification requirements will generally be exempt from withholding. The following discussion will apply to non-U.S. Shareholders whose income from their investments in us is not so effectively connected (except to the extent that under the Foreign Investment in Real Property Tax Act of 1980, or “FIRPTA,” rules discussed below treat such income as effectively connected income).

A distribution by us that is not attributable to gain from the sale or exchange of a “United States real property interest” and that we do not designate as a capital gain distribution will be treated as an ordinary income dividend to the extent that we pay the distribution out of our current or accumulated earnings and profits. Generally, any ordinary income dividend will be subject to a federal income tax, required to be withheld by us, equal to 30% of the gross amount of the dividend, unless an applicable tax treaty reduces this tax. Such a distribution in excess of our earnings and profits will be treated first as a return of capital that will reduce a non-U.S. Shareholder’s basis in its stock (but not below zero) and then as gain from the disposition of such stock, the tax treatment of which is described under the rules discussed below with respect to dispositions of stock.

Distributions by us that are attributable to gain from the sale or exchange of a United States real property interest will be taxed to a non-U.S. Shareholder under the FIRPTA rules. Such distributions are taxed to a non-U.S. Shareholder as if the distributions were gains “effectively connected” with a United States trade or business. Accordingly, a non-U.S. Shareholder will be taxed at the normal capital gain rates applicable to a U.S. Shareholder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Such distributions also may be subject to a 30% branch profits tax when made to a foreign corporation that is not entitled to an exemption or reduced branch profits tax rate under a tax treaty. The loans we hold generally will not be United States real property interests.

Distributions by us that are not attributable to gain from the sale or exchange of a United States real property interest but are designated by us as capital gain dividends, should not be subject to United States federal income tax.

Although tax treaties may reduce our withholding obligations, we generally will be required to withhold from distributions to non-U.S. Shareholders, and remit to the IRS, 35% of designated capital gain dividends that are attributable to gain from the sale of a United States real property interest (or, if greater, 35% of the amount of any distributions that could be designated as capital gain dividends that we attribute to gain from the sale of a United States real property interest) and 30% of ordinary dividends paid out of earnings and profits. In addition, if we designate prior distributions as capital gain dividends that are attributable to gain from the sale of a United States real property interest, subsequent distributions, up to the amount of such prior distributions that we designated as capital gains dividends, will be treated as capital gain dividends for purposes of withholding. In addition, we may be required to withhold 10% of distributions in excess of our current and accumulated earnings and profits. If the amount of tax withheld by us with respect to a distribution to a non-U.S. Shareholder exceeds the shareholder’s United States tax liability, the non-U.S. Shareholder may file for a refund of such excess from the IRS.

We expect to withhold federal income tax at the rate of 30% on all distributions (including distributions that later may be determined to have been in excess of current and accumulated earnings and profits) made to a non-U.S. Shareholder unless:

•	a lower treaty rate applies and the non-U.S. Shareholder files with us an IRS Form W-8BEN evidencing eligibility for that reduced treaty rate;

•	the non-U.S. Shareholder files with us an IRS Form W-8ECI claiming that the distribution is income effectively connected with the non-U.S. Shareholder’s trade or business so that no withholding tax is required; or

•	the distributions are treated for FIRPTA withholding tax purposes as attributable to a sale of a U.S. real property interest, in which case tax will be withheld at a 35% rate.

Unless our stock constitutes a “U.S. real property interest” within the meaning of FIRPTA, a sale of our stock by a non-U.S. Shareholder generally will not be subject to federal income taxation. Our stock will not constitute a U.S. real property interest if we are a “domestically-controlled REIT.” A domestically-controlled REIT is a REIT in which at all times during a specified testing period less than 50% in value of its shares is held directly or indirectly by non-U.S. Shareholders. We currently anticipate that we will be a domestically-controlled REIT and, therefore, that the sale of our stock will not be subject to taxation under FIRPTA. However, because our stock will be publicly traded, we cannot assure you that we will be a domestically-controlled REIT. If we were not a domestically-controlled REIT, a non-U.S. Shareholder’s sale of our stock would be subject to tax under FIRPTA as a sale of a U.S. real property interest unless the stock were “regularly traded” on an established securities market (such as the New York Stock Exchange) on which our stock will be listed and the selling shareholder owned no more than 5% of the common stock throughout the applicable testing period. If the gain on the sale of stock were subject to taxation under FIRPTA, the non-U.S. Shareholder would be subject to the same treatment as a U.S. Shareholder with respect to the gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). However, even if our stock is not a U.S. real property interest, a nonresident alien individual’s gains from the sale of stock will be taxable if the nonresident alien individual is present in the United States for 183 days or more during the taxable year and certain other conditions apply, in which case the nonresident alien individual will be subject to a 30% tax on his or her U.S. source capital gains.

A purchaser of our stock from a non-U.S. Shareholder will not be required to withhold under FIRPTA on the purchase price if the purchased stock is “regularly traded” on an established securities market or if we are a domestically-controlled REIT. Otherwise, the purchaser of our stock from a non-U.S. Shareholder may be required to withhold 10% of the purchase price and remit this amount to the IRS. Our common stock will be traded on the New York Stock Exchange. We believe that we qualify under both the regularly traded and the domestically-controlled REIT exceptions to withholding but we cannot provide any assurance to that effect.

Upon the death of a nonresident alien individual, that individual’s stock in us will be treated as part of his or her U.S. estate for purposes of the U.S. estate tax, except as may be otherwise provided in an applicable estate tax treaty.

Information Reporting Requirements and Backup Withholding Tax

U.S. Shareholders.    In general, information reporting requirements will apply to payments of distributions on our stock and payments of the proceeds of the sale of our stock, unless an exception applies. Further, the payer will be required to withhold backup withholding tax if:

•	the payee fails to furnish a taxpayer identification number to the payer or to establish an exemption from backup withholding;

•	the IRS notifies the payer that the taxpayer identification number furnished by the payee is incorrect;

•	a notified payee has been under-reporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Internal Revenue Code; or

•	the payee has failed to certify under the penalty of perjury that the payee is not subject to backup withholding under the Internal Revenue Code.

Some shareholders, including corporations, will be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a shareholder will be allowed as a credit against the shareholder’s federal income tax and may entitle the shareholder to a refund, provided that the shareholder timely furnishes the required information to the IRS.

Non-U.S. Shareholders.    Generally, information reporting will apply to payments of distributions on our stock, and backup withholding may apply, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.

The payment of the proceeds from the disposition of our stock to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and, possibly, backup withholding unless the non-U.S. Shareholder certifies as to its non-U.S. status or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the shareholder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The proceeds of the disposition by a non-U.S. Shareholder of our stock to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes or a foreign person 50% or more whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, information reporting generally will apply unless the broker has documentary evidence as to the non-U.S. Shareholder’s foreign status and has no actual knowledge to the contrary.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a shareholder will be allowed as a credit against the shareholder’s U.S. federal income tax and may entitle the shareholder to a refund, provided that the shareholder timely furnishes the required information to the IRS.

State and Local Taxes

We and/or our shareholders may be subject to taxation in various states and localities, including those in which we or a stockholder transacts business, owns property or resides. The tax treatment of us and our shareholders may differ from the federal income tax treatment described above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in our stock.

Underwriting

J.P. Morgan Securities Inc. is acting as the representative for this offering.

We and the underwriters named below have entered into an underwriting agreement covering the common stock to be sold in this offering. Each underwriter has agreed to purchase the number of shares of common stock set forth opposite its name in the following table.

Name	Number of shares

J.P. Morgan Securities Inc.

Total

The underwriting agreement provides that if the underwriters take any of the shares presented in the table above, then they must take all of these shares. No underwriter is obligated to take any shares allocated to a defaulting underwriter except under limited circumstances. The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and our independent auditors.

The underwriters are offering the shares of common stock, subject to the prior sale of shares, and when, as and if such shares are delivered to and accepted by them. The underwriters will initially offer to sell shares to the public at the initial public offering price shown on the front cover page of this prospectus. The underwriters may sell shares to securities dealers at a discount of up to $         per share from the initial public offering price. Any such securities dealers may resell shares to certain other brokers or dealers at a discount of up to $         per share from the initial public offering price. After the initial public offering, the underwriters may vary the public offering price and other selling terms.

If the underwriters sell more shares than the total number shown in the table above, the underwriters have the option to buy up to an additional          shares of common stock from us to cover such sales. They may exercise this option during the 30-day period from the date of this prospectus. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The following table shows the per share and total underwriting discounts that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without overallotment exercise	With overallotment exercise

Per share	$	$
Total	$	$

The underwriters have advised us that they may make short sales of our common stock in connection with this offering, resulting in the sale by the underwriters of a greater number of shares than they are required to purchase pursuant to the underwriting agreement. The short position resulting from those short sales will be deemed a “covered” short position to the extent that it does not exceed the          shares subject to the underwriters’ overallotment option and will be deemed a “naked” short position to the extent that it exceeds that number. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the trading price of the common stock in the open market that could adversely affect investors who purchase shares in this offering. The underwriters may reduce or close out their covered short position either by exercising the overallotment option or by purchasing shares in the open market. In determining which of these alternatives to pursue, the underwriters will consider the price at which shares are available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. Any “naked” short position will be closed out by purchasing shares in the open market. Similar to the other stabilizing transactions described below, open market purchases made by the underwriters to cover all or a portion of their short position may have the effect of preventing or retarding a decline in the market price of our common stock following this offering. As a result, our common stock may trade at a price that is higher than the price that otherwise might prevail in the open market.

The underwriters have advised us that, pursuant to Regulation M under the Securities Act of 1933, they may engage in transactions, including stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A “stabilizing bid” is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A “penalty bid” is an arrangement permitting the underwriters to claim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by that underwriter or syndicate member is purchased by the underwriters in the open market pursuant to a stabilizing bid or to cover all or part of a syndicate short position. The underwriters have advised us that stabilizing bids and open market purchases may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

One or more of the underwriters may facilitate the marketing of this offering online directly or through one of its affiliates. In those cases, prospective investors may view offering terms and a prospectus online and, depending upon the particular underwriter, place orders online or through their financial advisor.

The following table details the estimated offering expenses payable by us:

Securities and Exchange Commission registration fee		$72,852
National Association of Securities Dealers, Inc. filing fee		30,500
New York Stock Exchange listing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fees and expenses
Blue sky fees and expenses
Miscellaneous

Total	$

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We and our executive officers, directors, employees who became shareholders pursuant to our reorganization and GTCR have agreed that, during the period beginning from the date of this prospectus and continuing to and including the date 180 days after the date of this prospectus, none of us will, directly or indirectly, offer, sell, offer to sell, contract to sell or otherwise dispose of any shares of our common stock they hold without the prior written consent of J.P. Morgan Securities Inc., except in limited circumstances.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of our common stock offered by them and that no sales to discretionary accounts may be made without prior written approval of the customer.

At our request, the underwriters have reserved shares of our common stock for sale to our directors, officers and employees, and other persons with whom we have a business relationship, who have expressed an interest in participating in this offering. We expect these persons to purchase no more than              percent of the common stock offered in this offering. Any reserved shares that are not purchased may be reallocated to other persons for whom such shares are reserved, or sold to the general public. The number of shares available for sale to the general public will be reduced to the extent persons purchase these reserved shares. Shares purchased under this program will be subject to the lock-up arrangements described above.

We intend to apply to list our common stock on the New York Stock Exchange under the symbol “HOB.” The underwriters intend to sell shares of our common stock to a minimum of 2,000 beneficial owners in lots of 100 or more so as to meet the distribution requirements of this listing.

There has been no public market for the common stock prior to this offering. We and the underwriters will negotiate the initial public offering price. In determining the initial public offering price, we and the underwriters expect to consider a number of factors in addition to prevailing market conditions, including:

•	the history of and prospects for our industry and for residential mortgage companies and mortgage REITs generally;

•	an assessment of our management;

•	our present operations;

•	our historical results of operations;

•	the trend of our revenues and earnings; and

•	our earnings prospects.

We and the underwriters will consider these and other relevant factors in relation to the price of similar securities of generally comparable companies. Neither we nor the underwriters can assure investors that an active trading market will develop for the common stock, or that the common stock will trade in the public market at or above the initial public offering price.

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged in and may in the future engage in commercial banking and/or investment banking transactions with us and our affiliates. We will pay an advisory fee equal to 0.5% of the gross proceeds of the offering to J.P. Morgan for advisory services in connection with the evaluation, analysis and structuring of our formation as a REIT in connection with the offering.

JPMorgan Chase Bank, an affiliate of J.P. Morgan Securities Inc., is HBMC’s primary provider and arranger of warehouse financing. JPMorgan Chase Bank is currently the administrative agent, collateral agent and lender and J.P. Morgan Securities Inc. is sole book runner and lead arranger on a $455 million warehouse facility and is the purchaser of mortgage loans in our $500 million uncommitted aggregation line entered into as of March 8, 2004 to fund our accumulation of mortgage loans. JPMorgan Chase Bank also provides us a $3.5 million cash secured letter of credit relating to our lease obligations on our new corporate facility. The warehouse facility and letter of credit are renewed annually. In the future, JPMorgan Chase Bank may continue to provide financing in the form of warehouse credit facilities, mortgage repurchase agreements and anticipates entering into securitization transactions involving certain HBMC originated loans.

Legal matters

Legal matters in connection with this offering, including the validity of the shares of our common stock to be issued in the offering, are being passed upon for us by our counsel, Alston & Bird LLP, Atlanta, Georgia. Legal matters in connection with this offering are being passed upon for the underwriters by Cahill Gordon & Reindel LLP, New York, New York.

Experts

Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of HBMC Holdings, LLC at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, as set forth in their report. We have included such financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Where you can find more information

We have filed with the Securities and Exchange Commission a registration statement on Form S-11 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or in the exhibits and schedules which are part of the registration statement. For further information with respect to us and the common stock that we propose to sell in this offering, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. References in this prospectus to any of our contracts or other documents are not necessarily complete, and you should refer to the exhibits attached to and filed as a part of the registration statement for copies of the actual contract or document.

Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the Securities and Exchange Commission located at 450 Fifth Street, N.W., Washington, DC 20549. You can call the SEC at 1-800-SEC-0330 for more information about the public reference room and copy charges. In addition, the Securities and Exchange Commission maintains a website at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding registrants, including us, that file with the Securities and Exchange Commission.

Upon completion of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, and, accordingly, we will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Those periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room of the Securities and Exchange Commission and the website of the Securities and Exchange Commission referred to above.

Report of Independent Auditors

Board of Directors

HomeBanc Corp.

We have audited the accompanying balance sheet of HomeBanc Corp. (the “Company”) as of March 17, 2004 (date of inception). The balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of HomeBanc Corp. as of March 17, 2004 (date of inception), in conformity with accounting principles generally accepted in the United States.

Atlanta, Georgia

March 17, 2004

HomeBanc Corp.

Balance Sheet

March 17, 2004 (date of inception)

Assets
Cash	$150

Total assets	$150

Liabilities	$—

Shareholders’ equity
Shareholders’ equity:
Preferred – par value $0.01; 25,000,000 shares authorized; no shares issued or outstanding	$—
Common – par value $0.01; 150,000,000 shares authorized; 10 shares issued and outstanding at March 17, 2004	—
Additional paid-in capital	150

Total shareholders’ equity	$150

Total liabilities and shareholders’ equity	$150

See accompanying notes.

HomeBanc Corp.

Notes to the Balance Sheet

March 17, 2004 (date of inception)

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

HomeBanc Corp. (the “Company”) is a Georgia corporation engaged in the business of mortgage banking. The Company was formed on March 17, 2004 to, among other things, hold and service residential mortgage loans through its merger with an affiliate and execution of an initial public offering.

The Company intends to make an election to be taxed as a real estate investment trust, under the Internal Revenue Code of 1986, as amended, effective for the Company’s taxable year ending December 31, 2004.

2. Equity

The Company has authorized 25,000,000 preferred shares with a par value of $0.01 per share. As of March 17, 2004, no preferred shares were issued or outstanding.

The Company has authorized 150,000,000 shares of common stock with a par value of $0.01 per share. The Company issued 10 shares of common stock on March 17, 2004.

Report of independent auditors

Board of Directors

HBMC Holdings, LLC

We have audited the accompanying consolidated balance sheets of HBMC Holdings, LLC and subsidiaries (the “Company”) as of December 31, 2003 and 2002 and the related consolidated statements of income, changes in unitholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of HBMC Holdings, LLC and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, in 2002 the Company ceased amortization of goodwill in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

Atlanta, Georgia

March 12, 2004

HBMC Holdings, LLC and subsidiaries

consolidated balance sheets

December 31	2003	2002

	(Dollars in Thousands, except unit data)
Assets
Cash	$1,722	$5,311
Restricted cash	4,447	—
Mortgage loans held for sale	325,482	475,018
Mortgage servicing rights	400	—
Accounts receivable	28,325	6,237
Prepaid assets	3,055	2,498
Premises and equipment, net	19,182	10,842
Goodwill, net	39,995	39,995
Other assets	7,287	—

Total assets	$429,895	$539,901

Liabilities and unitholders’ equity
Warehouse line of credit	$257,045	$367,634
Loan funding payable	63,219	80,572
Accrued interest payable	1,614	1,518
Accounts payable	3,974	1,175
Accrued expenses	16,442	15,301
Debt	36,720	36,720
Deferred tax liabilities	5,969	130

Total liabilities	384,983	503,050
Minority interest	21	—
Unitholders’ equity:
Class A Preferred – stated value $1,000; 7% cumulative yield; 98,000 units authorized, 36,053 and 36,102 units issued and outstanding at December 31, 2003 and 2002, respectively	43,512	40,618
Common – stated value $0.10; 28,865,385 units authorized; 28,686,923 units issued and outstanding at December 31, 2003 and 2002, respectively	2,610	2,610
Additional paid-in-capital	104	—
Treasury Common – 232,308 and 272,308 units at December 31, 2003 and 2002, respectively	(23)	(27)
Retained deficit	(1,227)	(5,992)
Accumulated other comprehensive loss	(85)	(358)

Total unitholders’ equity	44,891	36,851

Total liabilities and unitholders’ equity	$429,895	$539,901

See accompanying notes.

HBMC Holdings, LLC and subsidiaries

consolidated statements of income

Year ended December 31	2003	2002	2001

	(Dollars in Thousands, except per unit amounts)
Revenues:
Net gain on sale of mortgage loans	$90,509	$79,317	$54,646
Other revenue	945	32	—
Interest income	27,358	18,604	21,153
Interest expense	(15,830)	(12,544)	(15,882)

Net interest income	11,528	6,060	5,271

Total revenues	102,982	85,409	59,917
Expenses:
Salaries and employee benefits	40,429	35,954	24,017
Marketing and promotions	16,970	9,307	6,416
Occupancy and equipment expense	12,722	10,505	9,255
Depreciation	4,722	3,401	3,488
Amortization	—	—	2,168
Interest expense, other	1,557	2,035	3,105
Minority interest	68	—	—
Other operating expense	13,125	9,113	9,718

Total expenses	89,593	70,315	58,167

Income before income taxes	13,389	15,094	1,750
Income tax expense (benefit)	5,678	6,204	(5,820)

Net income	$7,711	$8,890	$7,570

Net income applicable to common units	$4,765	$6,235	$5,344

Net income per common unit outstanding:
Basic & diluted	$0.17	$0.22	$0.19
Weighted average common units outstanding:
Basic & diluted	28,415,917	28,501,160	28,487,245

See accompanying notes.

HBMC Holdings, LLC and subsidiaries

consolidated statements of changes in unitholders’ equity

	Class A Preferred	Common	Additional Paid-in- capital	Treasury Common	Retained Deficit	Accumulated Other Comprehensive Loss	Total Unitholders’ Equity

	(Dollars In Thousands)
Balance at January 1, 2001	$23,343	$2,589	$—	$—	$(17,571)	$—	$8,361
Issuance of common	—	15	—	—	—	—	15
Issuance of class A preferred	9,405	—	—	—	—	—	9,405
Accrued dividends on class A preferred	2,226	—	—	—	(2,226)	—	—
Net income	—	—			7,570	—	7,570

Balance at December 31, 2001	34,974	2,604	—	—	(12,227)	—	25,351
Issuance of common	—	6	—	—	—	—	6
Repurchase of treasury common	—	—	—	(27)	—	—	(27)
Issuance of class A preferred	2,989	—	—	—	—	—	2,989
Accrued dividends on class A preferred	2,655	—	—	—	(2,655)	—	—
Accumulated other comprehensive loss (net of income taxes of $228)	—	—	—	—	—	(358)	(358)
Net income	—	—	—	—	8,890	—	8,890

Balance at December 31, 2002	40,618	2,610	—	(27)	(5,992)	(358)	36,851
Issuance of common	—	—	104	4	—	—	108
Repurchase of class A preferred	(52)	—	—	—	—	—	(52)
Accrued dividends on class A preferred	2,946	—	—	—	(2,946)	—	—
Accumulated other comprehensive income (net of income taxes of $169)	—	—	—	—	—	273	273
Net income	—	—	—	—	7,711	—	7,711

Balance at December 31, 2003	$43,512	$2,610	$104	$(23)	$(1,227)	$(85)	$44,891

See accompanying notes.

HBMC Holdings, LLC and subsidiaries

consolidated statements of cash flows

Year ended December 31	2003	2002	2001

	(Dollars in Thousands)
Operating activities
Net income	$7,711	$8,890	$7,570
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	4,722	3,401	3,488
Amortization	—	—	2,168
Provision for losses	993	1,571	4,059
Loss on disposal of assets	574	95	—
Minority interest	21	—	—
Increase (decrease) in deferred tax liabilities	5,839	6,185	(5,827)
Increase in restricted cash	(4,447)	—	—
Decrease (increase) in mortgage loans held for sale, net	21,594	(12,282)	(13,068)
Increase in mortgage servicing rights	(400)	—	—
(Increase) decrease in accounts receivable	(22,088)	3,300	(8,588)
Increase in prepaid assets	(557)	(1,125)	(167)
(Increase) decrease in other assets	(7,287)	—	172
Increase (decrease) in accrued interest payable	96	(318)	(963)
Increase (decrease) increase in accounts payable	2,799	(566)	155
Increase in accrued expenses	70	3,749	4,813

Net cash provided by (used in) operating activities	9,640	12,900	(6,188)

Investing activities
Purchase of furniture, fixtures and equipment	(13,285)	(6,084)	(3,367)

Net cash used in investing activities	(13,285)	(6,084)	(3,367)
Financing activities
Issuance of preferred and common units, net	52	2,995	9,420
Reissuance (purchase) of treasury common units, net	4	(27)
Repayment of debt	—	(7,935)	—

Net cash provided (used in) by financing activities	56	(4,967)	9,420

Net (decrease) increase in cash	(3,589)	1,849	(135)
Cash and cash equivalents at beginning of period	5,311	3,462	3,597

Cash and cash equivalents at end of period	$1,722	$5,311	$3,462

Supplemental disclosures
Cash paid during the year for interest	$18,234	$14,897	$19,950

See accompanying notes.

HBMC Holdings, LLC and subsidiaries

Notes to the consolidated financial statements

December 31, 2003

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

HBMC Holdings, LLC (“Holdings”), a Delaware limited liability company, is a holding company for entities engaged in the business of mortgage banking. Holdings is a limited liability company, with the liability of its members limited to their equity contributions. At December 31, 2003, the three subsidiaries of Holdings were Abetterwayhome Corp. (“Abetterwayhome”), a Delaware corporation, HomeBanc Mortgage Corporation (“HomeBanc”), a Delaware corporation, and HomeBanc Title Partners, LLC, a Florida Limited liability company (“Title Partners”). All of these entities are collectively referred to as the “Company”.

The Company, through its principal operating entity, HomeBanc, originates residential mortgage loans through its 16 store locations and its store-in-store locations, located in the States of Georgia, Florida and North Carolina. Its mortgage product line includes conforming FNMA/FHLMC mortgage loans, FHA/VA government insured mortgage loans, adjustable rate mortgage loans, including construction to permanent and second lien mortgage loans, and a limited volume of sub-prime mortgage loans.

Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries and any subsidiaries that meet the consolidation criteria of recent authoritative pronouncements as discussed below. All significant intercompany transactions and balances have been eliminated.

The Company owns 75% of a joint venture with a title insurance agency that provides title insurance agency services to customers of HomeBanc Mortgage Corporation. This joint venture had assets and liabilities of $281,000 and $103,000, respectively, at December 31, 2003. This joint venture generated $120,000 of the Company’s net income in 2003.

Effective December 31, 2003, the Company adopted Financial Accounting Standards Board (“FASB”), Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities (“VIE”). FIN 46 indicates when a company should include in its financial statements the assets, liabilities and activities of another entity. In general, a VIE is a company, partnership, trust or other legal structure used for business purposes that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE’s activities or entitles it to receive a majority of the entity’s residual returns or both. A company that consolidates a VIE is called the primary beneficiary of that entity.

The Company’s consolidated financial statements include the assets, liabilities and activities of the VIEs for which it is deemed to be the primary beneficiary. The Company has contractual interests in segregated accounts of two captive private mortgage reinsurance companies controlled and managed by unaffiliated insurance companies. These arrangements provide the

HBMC Holdings, LLC and subsidiaries

Notes to the consolidated financial statements — (continued)

December 31, 2003

Company with income based upon the amount of capital required to support these policies and the claims experience of private mortgage insurance sold by these entities to customers of HomeBanc Mortgage Corporation. As required by FIN 46, the Company consolidated these mortgage reinsurance captives with aggregate assets and liabilities of $284,000 and $116,000. These arrangements generated $168,000 of the Company’s net income in 2003.

Use of Estimates

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States and general practices within the financial services industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the relevant period. Actual results could differ from those estimates. The most significant estimates relate to the determination of the adequacy of loss and repurchase reserves, the valuation of derivatives and the lower of cost or market analysis on mortgage loans held for sale.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Restricted Cash

During 2003, the Company entered into an operating lease agreement relating to a new corporate facility. As part of the lease terms, the Company is required to maintain a letter of credit and cash in the amount of $3.5 million in a restricted interest-bearing account. A restricted cash account, with respect to this lease, must be maintained through 2011, unless the related lease agreement is otherwise terminated. This restricted cash amount and related letter of credit of $3.5 million is scheduled to be reduced to $1,750,000 at March 1, 2009, $875,000 at March 1, 2010 and $0 at March 1, 2011. The Company also has established a collateral margin account of $947,000, included in the balance of restricted cash, related to margin collateral securing one of the Company’s derivative positions.

Mortgage Loans Held for Sale

Mortgage loans held for sale include mortgage loans and any related deferred origination fees and costs. Deferred net fees or costs are not amortized during the period the loans are held for sale, but are recognized when the loan is sold. Mortgage loans held for sale are carried at the lower of aggregate cost or estimated fair market value as determined by aggregate outstanding commitments from investors or current investor yield requirements. Net unrealized losses are recognized in a valuation allowance by charges to income.

Gains and losses on the sale of loans are recognized at settlement date and are determined by the difference between the selling price and the carrying value of the loans sold. Historically, the Company has sold substantially all of the mortgage loans that it originated on a servicing

HBMC Holdings, LLC and subsidiaries

Notes to the consolidated financial statements — (continued)

December 31, 2003

released basis to various investors. The top three investors for each year purchased approximately 73%, 76% and 67% of the carrying value of loans sold for the years ended December 31, 2003, 2002 and 2001, respectively.

The majority of the loans originated by the Company are in the states of Georgia, Florida and North Carolina. As a result, real estate values in these markets impact the credit risk of loans held for sale.

Included in mortgage loans held for sale as of December 31, 2003 and 2002 was $25.3 million and $72.9 million, respectively, of construction-to-permanent loans with terms generally less than one year. Included in the balance sheet are net deferred loan costs of $731,000 and $81,000 as of December 31, 2003 and 2002, respectively.

Mortgage Servicing Rights

During December 2003, the Company began retaining Mortgage Servicing Rights (“MSRs”) related to certain permanent loans that it found economically attractive to service. The Company collects monthly principal, interest and escrow payments and will perform certain accounting and reporting functions on behalf of the mortgage investor.

The Company recognizes MSRs when the mortgage loan is sold, servicing retained, to an investor. We have sold approximately $35.6 million of mortgage loans on which we have retained the MSRs in 2003, and have recorded $400,000 in MSR related to these mortgage loans. The fair values of MSRs are estimated by calculating the present value of the expected future cash flows associated with such rights, and are recorded at the lower of cost or market.

Interest Income on Loans

The accrual of interest on loans is discontinued at the time the loan is 90 days past due, unless the credit is well-secured and in process of collection. Past due status is based on contractual terms of the loan. In all cases, loans are treated as non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. Nonaccrual loans past due 90 days or more totaled $3.8 million and $0.5 million at December 31, 2003 and 2002, respectively.

All current period interest accrued but not collected for loans that are treated as non-accrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Foreclosed Assets

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure,

HBMC Holdings, LLC and subsidiaries

Notes to the consolidated financial statements — (continued)

December 31, 2003

valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less estimated costs to sell. Foreclosed assets of $1.1 million and $0 as of December 31, 2003 and 2002, respectively, were included in the caption other assets.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is provided by straight-line methods over the estimated useful lives of the assets, generally three to seven years. Leasehold improvements are depreciated over the shorter of the period of the corresponding lease agreement or the improvement’s estimated useful life. Maintenance and repairs are charged to expense as incurred, while improvements that extend the useful life are capitalized and depreciated over the estimated remaining life of the asset.

Goodwill and Intangibles

Goodwill relates to the excess of purchase price over net assets acquired in business combinations, and for years prior to 2002 was being amortized over 20 years utilizing the straight-line method. Effective January 1, 2002, the Company adopted FASB Statement No. 142, Goodwill and Other Intangible Assets (“Statement 142”), which resulted in the cessation of amortization of goodwill. Amortization expense for goodwill was $2.2 million annually prior to the adoption of this new standard. Accumulated amortization was $3.6 million at December 31, 2003 and 2002. Under Statement No. 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests.

The carrying value of goodwill for the Company is subject to at least an annual assessment for impairment by applying a fair value-based test. If the carrying value exceeds the fair value, goodwill is impaired. The Company regularly evaluates whether events and circumstances have occurred that indicate the value of goodwill may not be recoverable. In evaluating any potential impairment, the Company uses comparable market multiples and other market valuation techniques to determine the value of the Company and estimates the amount of goodwill that would be paid by a buyer in the current market. If goodwill is considered to be impaired, the impairment loss is the amount of the goodwill that exceeds the fair value. The Company had no impairment of goodwill for the years ended December 31, 2003 and 2002.

Fair Value of Financial Instruments

The financial instruments shown on the balance sheet include cash, notes and accounts receivable, interest receivable, mortgage loans held for sale, construction-to-permanent loans held for sale and warehouse lines of credit payable. The carrying amount for each of these items approximates fair value, except for mortgage loans held for sale that had an estimated fair value of approximately $331.8 million and $485.1 million at December 31, 2003 and 2002, respectively, both of which are in excess of carrying value. The estimated value of mortgage loans held for sale was derived based on outstanding commitments from investors or current investor yield requirements.

HBMC Holdings, LLC and subsidiaries

Notes to the consolidated financial statements — (continued)

December 31, 2003

Loan Funding Payable

Loan funding payable represents amounts related to loans for which funds have been disbursed to the closing agent but have not been presented to the warehouse lenders for funding.

Reserve for Other Contingencies

The Company maintains a reserve for contingencies that arise in connection with loans that have been sold with recourse. This reserve includes estimated losses on repurchases arising from representation and warranty claims and probable obligations related to disputes with investors on contractual obligations. The reserve is included in other liabilities in the consolidated balance sheets.

Income Taxes

Holdings has elected to be treated as a partnership for federal and state income tax purposes. As a result, no provision for income taxes has been made for that entity. Holdings’ subsidiaries, Abetterwayhome, HomeBanc and Title Partners (the “Group”), are considered an affiliated group for federal income tax purposes. As such, the Group files a consolidated federal income tax return. The Group follows the practice of providing for income taxes on the basis of each member company’s contribution to consolidated taxable income or loss. Accordingly, the Company recognizes income tax expense or benefit based on the tax effects of all entities’ income or loss.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the enactment date.

Advertising, Marketing and Promotion Costs

The Company incurred marketing, promotions, and advertising costs of $17.0 million, $9.3 million and $6.4 million for the years ended December 31, 2003, 2002, and 2001, respectively. Included in these costs are amounts paid to third parties related to strategic marketing alliances.

The Company’s policy is to expense advertising costs as incurred. The company expensed advertising costs of $2.4 million, $2.2 million and $1.2 million in 2003, 2002 and 2001, respectively.

Derivative Financial Instruments

The Company enters into derivative financial instrument transactions principally to protect against the risk of adverse price or interest rate movements on the value of certain assets and liabilities and on future cash flows. The Company is also required to recognize certain contracts

HBMC Holdings, LLC and subsidiaries

Notes to the consolidated financial statements — (continued)

December 31, 2003

and commitments as derivatives when the characteristics of those contracts and commitments meet the definition of a derivative.

Under the guidelines of SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended, all derivative instruments are required to be carried at fair value on the balance sheet. SFAS 133 provides special hedge accounting provisions, which permit the change in the fair value of the hedged item related to the risk being hedged to be recognized in earnings in the same period and in the same income statement line as the change in the fair value of the derivative.

Derivative instruments designated in a hedge relationship to mitigate exposure to changes in the fair value of an asset, liability or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges under SFAS 133. Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking each hedge transaction.

Cash flow hedges are accounted for by recording the fair value of the derivative instrument on the balance sheet as either a freestanding asset or liability, with a corresponding offset recorded in other comprehensive income within shareholders’ equity, net of tax. Amounts are reclassified from other comprehensive income to the income statement in the period or periods the hedged forecasted transaction affects earnings.

Under both the fair value and cash flow hedge methods, derivative gains and losses not effective in hedging the change in fair value or expected cash flows of the hedged item are recognized immediately in the income statement. At the hedge’s inception and at least quarterly thereafter, a formal assessment is performed to determine whether changes in the fair values or cash flows of the derivative instruments have been highly effective in offsetting changes in the fair values or cash flows of the hedged items and whether they are expected to be highly effective in the future. If it is determined a derivative instrument has not been or will not continue to be highly effective as a hedge, hedge accounting is discontinued.

Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. At inception, the Company considers the rate lock to have no value. Thereafter, commitments are recorded at fair value on the balance sheet based on changes in the value from the inception of the rate lock to the current date. The Company manages the interest rate risk on rate lock commitments by entering into forward loan sale contracts, whereby the Company obtains the right to deliver residential loans to investors in the future at a specified yield. While the Company’s rate locks are economically hedged by entering into forward sales commitments, these derivatives do not receive special hedge accounting as defined by SFAS 133. Therefore, changes in value in the rate lock commitments and the associated forward sales commitments covering these rate locks are recognized in current period earnings.

HBMC Holdings, LLC and subsidiaries

Notes to the consolidated financial statements — (continued)

December 31, 2003

The Company enters into forward sales contracts to minimize changes in cash flows upon the sale of its closed loan inventory in loans held for sale. Management has designated certain forward sales contracts as hedges of its closed loan inventory at and for each of the years ended December 31, 2003 and 2002. Under SFAS 133, these forward sales contracts for the right to deliver residential mortgages to those investors in the future at a specified yield may be treated as cash flow hedges and qualify for hedge accounting. The hedge effectiveness is evaluated based upon a calculation that compares the present value of the cumulative change in the expected variable future interest cash flows that are designated as the closed loans and the cumulative change in the fair value of the agreement designated as the hedging instrument. The calculation of ineffectiveness involves a comparison of the cumulative change in the fair value of the forward sales commitment and the cumulative change in the fair value of the closed loan. Hedge ineffectiveness is measured as the excess, if any, of the change in value of the forward sales commitment over the change in value of the closed loan hedged. The effect of this designation is that changes in the fair value of the derivative (i.e., the forward sales contracts) are recorded in other comprehensive income within unitholders’ equity and subsequently reclassified to earnings in the same periods that the hedged transaction impacts net earnings, generally within 90 days, with the ineffective portion of the hedge being recorded into earnings.

Recent Accounting Pronouncements

In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation expands the disclosures to be made by a guarantor about its obligations under certain guarantees and requires the guarantor to recognize a liability for the obligation assumed under a guarantee. In general, FIN 45 applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying item that is related to an asset, liability, or equity security of the guaranteed party. Certain guarantee contracts are excluded from both the disclosure and recognition requirements of this interpretation, while other guarantees are subject to just the disclosure requirements of FIN 45 but not to the recognition provisions. The disclosure requirements of FIN 45 were effective for the Company as of December 31, 2002 and require disclosure of the nature of the guarantee, the maximum potential amount of future payments the guarantor could be required to make under the guarantee and the current amount of the liability, if any, for the guarantor’s obligations under the guarantee. The recognition requirements of FIN 45 are applied prospectively to guarantees issued or modified after December 31, 2002. The implementation of the accounting requirements of FIN 45 did not have a material impact on the Company’s financial condition, results of operations or liquidity.

In January 2003, the FASB issued FIN 46, which provides guidance on how to identify a VIE and determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE are to be included in an entity’s consolidated financial statements. A VIE exists when either the total equity investment at risk is not sufficient to permit the entity to finance its activities by itself, or the equity investors lack one of three characteristics associated with owning a controlling financial interest. Those characteristics include the direct or indirect ability to make

HBMC Holdings, LLC and subsidiaries

Notes to the consolidated financial statements — (continued)

December 31, 2003

decisions about an entity’s activities through voting rights or similar rights, the obligation to absorb the expected losses of an entity if they occur, or the right to receive the expected residual returns of the entity if they occur. In December 2003, the FASB reissued FIN 46 with certain modifications and clarifications. The Company has adopted FIN 46, and application of this guidance was effective for interests in certain VIEs commonly referred to as special-purpose entities (“SPEs”) as of December 31, 2003. Application for all other types of entities is required for periods ending after March 15, 2004, unless previously applied. The application of this guidance did not have a material impact on the Company’s financial condition, results of operations or liquidity.

In April 2003, the FASB issued SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends and clarifies financial accounting and reporting for derivative instruments and hedging activities under SFAS 133, and also amends certain other existing FASB pronouncements. In general, SFAS 149 is effective for derivative transactions entered into or modified, and for hedging relationships designated, after June 30, 2003. The adoption of this standard did not have a material impact on the Company’s financial condition, results of operations or liquidity.

In May 2003, FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS 150 establishes standards for classifying and measuring certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. The provisions of SFAS 150 became effective June 1, 2003, for all financial instruments created or modified after May 31, 2003, and otherwise became effective as of July 1, 2003. In December 2003, the FASB deferred for an indefinite period the application of the guidance in SFAS 150 to noncontrolling interests that are classified as equity in the financial statements of a subsidiary but would be classified as a liability in the parent’s financial statements under SFAS 150. The deferral is limited to mandatorily redeemable noncontrolling interests associated with finite-lived subsidiaries. The Company does not believe any such entities existed as of December 31, 2003. The adoption of this standard did not have a material impact on the Company’s financial condition, results of operations or liquidity.

On December 11, 2003, the SEC Staff announced its intention to release a Staff accounting Bulletin that would require all registrants to account for mortgage loan interest rate lock commitments related to loans held for sale as written options, effective no later than for commitments entered into after March 31, 2004. The Company enters into such commitments with customers in connection with residential mortgage loan applications and, at December 31, 2003, had approximately $64.9 million in notional amount of these commitments outstanding. On March 9, 2004 the SEC issued Staff Accounting Bulletin No. 105, “Loan Commitments Accounted For As Derivative Instruments.” This bulletin clarified the timing of recognition of value associated with rate lock commitments, but did not require treatment of such commitments as written options. The Company is currently assessing the impact of this pending guidance on its results of operations and financial position.

HBMC Holdings, LLC and subsidiaries

Notes to the consolidated financial statements — (continued)

December 31, 2003

Reclassifications

Certain balances in prior years have been reclassified to conform to the current presentation.

2. Premises and Equipment

Premises and equipment consist of the following at December 31, 2003 and 2002 (dollars in thousands):

December 31,	2003	2002

Furniture and fixtures	$8,759	$5,798
Leasehold improvements	4,759	4,632
Computer equipment	6,361	4,304
Software	5,077	2,871
Equipment	896	840
Work in progress	6,660	1,315

	32,512	19,760
Less accumulated depreciation	(13,330)	(8,918)

	$19,182	$10,842

Work in progress includes all capitalizable expenses incurred through December 31, 2003 primarily for leasehold improvements for the new corporate facility and costs related to a new loan system for the Company. The new corporate facility was completed in phases between September 2003 and March 2004. The Company has current commitments of approximately $3.0 million related to the completion of leasehold improvements and purchase of furniture for the new corporate facility. The implementation of the new loan system was in progress at December 31, 2003 with an estimated completion date of June 2005. The Company had spent $3.6 million through December 31, 2003 related to the new loan system. The Company estimates that it will need approximately $10.4 million of additional capital to complete the project.

HBMC Holdings, LLC and subsidiaries

Notes to the consolidated financial statements — (continued)

December 31, 2003

3. Borrowings

A summary of the Company’s borrowings are as follows (dollars in thousands):

December 31,	2003		2002

	$	Rate	$	Rate
Warehouse line of credit led by JPMorgan Chase Bank bearing interest at 30-day LIBOR plus a spread based on loan type and a maximum borrowing capacity of $455,000. Maturity date of December 31, 2004.	$165,500	2.49%	$92,525	2.95%
Warehouse line of credit through Residential Funding Corporation bearing interest at 30-day LIBOR plus a spread based on loan type and a maximum borrowing capacity of $150,000 as of December 31, 2003. Maturity date of April 30, 2004.	49,503	2.64%	194,379	3.44%
Repurchase line of credit through Merrill Lynch Mortgage Capital Inc. bearing interest at 30-day LIBOR plus a spread based on loan type and a maximum borrowing capacity of $150,000. Maturity date of February 25, 2005.	31,044	2.40%	76,749	2.88%
Repurchase line of credit through Credit Suisse First Boston Mortgage Capital LLC bearing interest at 30-day LIBOR plus a spread based on loan type and a maximum borrowing capacity of $100,000. Maturity date of August 7, 2004.	6,218	2.01%	—	—
As Soon as Pooled Plus® line of credit with Fannie Mae bearing interest at the Fed Funds rate plus a spread.	4,780	1.80%	3,981	2.05%

Total warehouse debt	$257,045		$367,634
Note Payable to Bank of Montreal bearing interest at the prime rate and a maximum borrowing capacity of $60,000. Note payable due on demand.	36,720	4.00%	36,720	4.25%

The warehouse and repurchase lines of credit are collateralized by substantially all mortgage loans held for sale. The Company is subject to various debt covenants. A violation of one such covenant was waived by the lender as of December 31, 2003. The Company is currently negotiating to extend or replace facilities maturing in the near term.

4. Equity

The Company has authorized 98,000 Class A Preferred units and had issued 36,053 and 36,102 such units at December 31, 2003 and 2002, respectively. These units earn a 7% cumulative yield, which must be paid prior to any other distributions. The cumulative yield has been accrued and recognized in the financial statements, and totaled approximately $8.1 million and $5.2 million as of December 31, 2003 and 2002, respectively. The Class A Preferred units are non-voting units and have liquidation preferences relative to common units.

The Company has authorized 28,865,385 common units and had issued 28,686,923 common units as of December 31, 2003 and 2002. During 2002, the Company repurchased 561,539 common

HBMC Holdings, LLC and subsidiaries

Notes to the consolidated financial statements — (continued)

December 31, 2003

units from its primary investor. Subsequently, 289,231 of the treasury common units were sold in 2002 to employees at the same price as the repurchase price. The Company held 232,308 common units in treasury at December 31, 2003.

5. Earnings per Common Unit Outstanding

Basic earnings per common unit outstanding represents income available to holders of common units divided by the weighted-average number of common units outstanding during the period. Diluted common units outstanding reflects additional common units that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance.

Earnings per common unit have been computed based on the following (dollars in thousands):

Year ended December 31	2003	2002	2001

Net income	$7,711	$8,890	$7,570
Less: accumulated Preferred dividends	2,946	2,655	2,226

Net income applicable to common units	$4,765	$6,235	$5,344

Earnings per common unit outstanding:
Net income per common unit outstanding:
Basic and diluted	$0.17	$0.22	$0.19
Average number of common units outstanding:
Basic and diluted	28,415,917	28,501,160	28,487,245

6. Income Taxes

The income tax provision for the years ended December 31, 2003, 2002 and 2001 consisted of the following (dollars in thousands):

Year ended December 31,	2003	2002	2001

Current tax expense:
Federal	$240	$—	$—
State	405	—	—
Deferred tax expense (benefit):
Federal	4,414	5,429	(5,095)
State	619	775	(725)

Income tax expense (benefit)	$5,678	$6,204	$(5,820)

The income tax benefit of $5.8 million for the year ended December 31, 2001 was due to the reversal of a valuation allowance placed on the deferred tax assets related to a net operating loss carryforward. As of December 31, 2001, the valuation allowance was no longer necessary given the financial performance of the Company and the projected income over the operating loss carryforward period.

HBMC Holdings, LLC and subsidiaries

Notes to the consolidated financial statements — (continued)

December 31, 2003

Deferred income tax balances reflect the impact of temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at enacted tax rates to be in effect when taxes are actually paid or recovered. Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2003 and 2002 are as follows (dollars in thousands):

December 31,	2003	2002

Deferred tax assets:
Deferred compensation	$624	$—
Net operating loss	—	1,991
Depreciation	—	339
Health claims to be paid	—	272
Change in unrealized gain or loss	59	228
Loss reserves	564	764
Other	16	149

Total deferred tax assets	1,263	3,743

Deferred tax liabilities:
Depreciation	1,347	—
Amortization	2,679	1,507
Deferred loan fees, net	2,770	2,366
Software development	436	—

Total deferred tax liabilities	7,232	3,873

Net deferred tax liability	$(5,969)	$(130)

The reasons for the differences between the statutory federal income tax rate and the effective tax rates for the years shown are summarized as follows:

December 31	2003	2002

Statutory rate	35.0%	35.0%
Increase resulting from: State taxes, net of federal tax benefit	6.0	6.0
Meals and entertainment	2.2	1.4
Other, net	(0.8)	(1.3)

Effective tax rates	42.4%	41.1%

A rate reconciliation for the year ended December 31, 2001 would not be meaningful due to the impact of the reversal of the valuation allowance related to deferred tax assets.

HBMC Holdings, LLC and subsidiaries

Notes to the consolidated financial statements — (continued)

December 31, 2003

7. Lease Commitments

The Company leases its office space and certain equipment under noncancellable operating leases. Certain leases contain renewal options and escalation clauses. Rent expense was $9.2 million, $7.9 million and $6.8 million for the years ended December 31, 2003, 2002 and 2001, respectively. The following is a summary of the Company’s noncancellable future minimum payments required under such leases for the year ended December 31, 2003 and each of the succeeding years ended December 31, (dollars in thousands):

2004	$10,930
2005	12,082
2006	12,059
2007	10,412
2008	8,762
Thereafter	30,882

Cumulative	$85,127

The Company has entered into a lease for a new corporate facility that will allow the Company to consolidate personnel located in three separate buildings. The new lease resulted in the early termination of one lease in 2003 and the abandonment of another lease in 2004. The Company recorded a charge of $574,000 related to the 2003 termination and will record a non-cash charge of approximately $5.4 million in February 2004 related to the abandonment of the second lease.

8. Commitments and Contingencies

Legal contingencies

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of the Company’s management, any liability resulting from such proceedings would not have a material effect on the Company’s financial statements.

Loans sold with recourse

The Company enters into residential mortgage loan sale agreements with investors in the ordinary course of its business. These agreements usually require the Company to make certain representations concerning credit information, loan documentation, collateral, and insurability. On occasion, investors have requested the Company to indemnify them against losses on certain loans or to repurchase loans that the investors believe do not comply with applicable representations. Upon completion of its own investigation, the Company generally provides indemnification on certain loans. Indemnification requests are generally received within two years subsequent to sale of the underlying mortgage loan. Management maintains a liability for estimated losses on loans expected to be repurchased or on which indemnification is expected to be provided, and regularly evaluates the adequacy of this recourse liability based on trends in repurchase and indemnification requests, actual loss experience, known and inherent risks in the loans, and current economic conditions. Total loans sold with servicing released, were $5,834

HBMC Holdings, LLC and subsidiaries

Notes to the consolidated financial statements — (continued)

December 31, 2003

million, $4,899 million, and $3,893 million in 2003, 2002, and 2001, respectively. Total loans repurchased during 2003, 2002, and 2001 were $1.3 million, $3.9 million, and $0.9 million, respectively. The Company has agreed to indemnify purchasers for future losses, if incurred, on $52.6 million of loans outstanding at December 31, 2003. In addition, total loans sold of $42.1 million remained uninsured as of December 31, 2003. The volume and balance of uninsured government loans may be affected by processing or notification delays. Management believes the majority of the uninsured loans at December 31, 2003 will become insured during the normal course of business. To the extent insurance is not obtained, the loans may be subject to repurchase.

Uninsured government loans, which were ultimately repurchased, have been included in the repurchase totals above. Losses charged against the liability for estimated losses, including uninsured government loans, were $1.1 million, $2.9 million, and $0.8 million for 2003, 2002, and 2001, respectively. At December 31, 2003 and 2002, the liability for estimated losses on repurchase and indemnification was $1.4 million and $0.3 million, respectively, and was included in other liabilities on the balance sheet.

Loan commitments

Commitments to extend credit are agreements to lend. Since many of the commitments to extend credit may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash-flow requirements. Commitments to extend credit with committed interest rates totaled $211.4 million and $266.2 million at December 31, 2003 and 2002, respectively. The total mortgage loan pipeline totalled $807.1 million and $1,022.7 million at December 31, 2003 and 2002, respectively.

The Company enters into forward contracts for the future delivery of residential mortgage loans and mortgage-backed securities at a specified interest rate to reduce the interest rate risk associated with loans held for sale and commitments to fund loans. These contracts are considered derivative instruments under SFAS 133, and the fair value of these contracts due to interest rate risk are recorded on the balance sheet as either derivative assets or derivative liabilities. Further discussion on derivative instruments is included in Notes 1 and 12.

9. Employee Benefit Plans

The Company has a defined-contribution employee benefit plan incorporating provisions of section 401(k) of the Internal Revenue Code. Employees of the Company are able to participate in the plan immediately upon employment and are eligible for the Company’s matching contributions after completing one year of employment. Under the plans’ provisions, a plan member may make contributions, on a tax-deferred basis, from 1% to 15% of total compensation not to exceed the maximum established annually by the Internal Revenue Code. The Company makes discretionary contributions and matching contributions, with the match equal to 33% of the employee’s contribution, up to a maximum of 3% of the employee’s total calendar year compensation. The matching contribution was reduced from 50% to 33% effective January 1, 2002. Plan contributions charged to expense were $1.4 million, $1.0 million and $0.7 million for the years ended December 31, 2003, 2002 and 2001, respectively.

The Company began a deferred compensation plan during 2003. Management and highly compensated employees of the Company are eligible for participation. Participants elect to defer

HBMC Holdings, LLC and subsidiaries

Notes to the consolidated financial statements — (continued)

December 31, 2003

a portion of their compensation, on a tax-deferred basis, into the plan. The Company has established a Rabbi Trust to hold the assets of the plan separate from the Company’s general assets. The Company incurred $28,000 in expenses related to the plan for the year ended December 31, 2003.

10. Related Party Transactions

The Company has entered into various agreements with its primary investor regarding services provided by the investor to the Company. The Company paid $95,000 in fees during 2001 to this investor in connection with the placement of equity of the Company. In addition, the Company is committed to make annual payments of $100,000 for other management and advisory services provided by this investor. Amounts accrued but unpaid since inception related to this fee as of December 31, 2003 and 2002 were $0.4 million and $0.3 million, respectively.

11. Regulatory Compliance

HomeBanc is required to satisfy minimum net worth capital requirements with various governmental agencies. HomeBanc was in compliance with such minimums as of December 31, 2003.

The Company is also covered under a Mortgage Bankers Blanket Bond policy. The bond is carried with Federal Insurance Company and is in the amount of $5.0 million. In addition, the Company is covered by an errors and omissions policy by the same carrier in the amount of $5.0 million.

The Company is subject to various capital requirements in connection with seller/servicer agreements that the Company has entered into with secondary market investors. Failure to maintain minimum capital requirements could result in the Company’s inability to originate and service loans for the respective investor and, therefore, could have a direct material effect on the Company’s financial statements. The Company was in compliance with such minimums as of December 31, 2003.

12. Derivatives

The notional amount of forward loan sale commitments hedging loans held for sale was $61.0 million and $116.6 million at December 31, 2003 and 2002, respectively. Risk management results related to the hedging of warehouse loans are summarized below and are included in the caption entitled “Net gain on sale of mortgage loans” in the accompanying consolidated statements of income for 2003 and 2002 (dollars in thousands):

Year ended December 31,	2003	2002	2001

Increase (decrease) in fair value of designated forward loan sale commitments	$21	$(559)	$(596)
(Decrease) increase in fair value of closed loans hedged	(10)	615	598

Net hedge ineffectiveness on closed loan hedge	$11	$56	$2

HBMC Holdings, LLC and subsidiaries

Notes to the consolidated financial statements — (continued)

December 31, 2003

For the years ended December 31, 2003, 2002 and 2001, net gains (losses) related to the early termination of forward loan sale commitments were $(0.9) million, $(0.3) million and $1.4 million. Such terminations were due to the underlying forecasted transaction no longer being probable. Included in net interest income are derivative gains of $0.9 million related to hedges of warehouse borrowings.

The notional amount of undesignated forward loan sale commitments was $41.0 million and $81.6 million at December 31, 2003 and 2002, respectively. The notional amount of undesignated interest rate lock commitments was $64.9 million and $111.0 million at December 31, 2003 and 2002, respectively.

Risk management results related to the undesignated hedging of interest rate lock commitments with undesignated forward loan sale commitments are summarized below and are included in the caption entitled “Net gain on sale of mortgage loans” in the consolidated statements of income are as follows (dollars in thousands):

Year ended December 31,	2003	2002	2001

Realized loss on undesignated forward loan sale
commitments recognized to income	$(27)	$(419)	$322
Gain on undesignated interest rate lock commitments
recognized to income	134	181	(321)

Net gain (loss) on undesignated derivatives	$107	$(238)	$1

Information pertaining to the notional amounts of the Company’s derivative financial instruments utilized in pipeline and loans held for sale hedging is as follows (dollars in thousands). These derivative financial instruments were recorded in the Company’s balance sheet in accordance with SFAS No. 133.

	December 31, 2003		December 31, 2002
	Notional Amount	Credit Risk (1)	Notional Amount	Credit Risk (1)
Forward loan sale commitments	$102,035	$207	$198,198	$289
Purchased Options	5,000	—	22,000	7
Interest rate lock commitments	64,922	134	$110,997	181

Total	$171,957	$341	$331,195	$477

(1)	Credit risk represents the amount of gross unrealized gain included in derivative assets that is subject to counterparty credit risk. The credit risk for the interest rate floors and forward loans sale commitments is equivalent to their fair market value. The interest rate lock commitments are classified as derivative assets as of December 31, 2003 and 2002. The fair value of these derivative assets were $134,000 and $181,000 at December 31, 2003 and 2002, respectively.

Derivative financial instruments used for other-than-trading purposes at December 31, 2003 are all scheduled to mature within the next year.

13. Subsequent Event

As of March 12, 2004, the Company is in the initial phases of reorganizing with HomeBanc Corp., a Georgia corporation that intends to elect to be taxed as a real estate investment trust (“REIT”). As a part of this process, the Company commenced holding certain of its loan production for its own portfolio financed through an uncommitted $500 million mortgage repurchase facility with JPMorgan Chase Bank.

Shares

Common Stock

Prospectus

JPMorgan

Until             , 2004, all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                        , 2004

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.	Other Expenses of Issuance and Distribution

The following sets forth HomeBanc Corp.’s (the “Company”) estimated expenses in connection with the issuance and distribution of the shares of Common Stock offered by this Registration Statement.

Securities and Exchange Commission Registration Fee		$72,852.50
National Association of Securities Dealers, Inc. Filing Fee		30,500.00
New York Stock Exchange Listing Fee
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Transfer Agent and Registrar Fees and Expenses
Blue Sky Fees and Expenses
Miscellaneous

Total	$

Item 32.	Sales to Special Parties.

Not Applicable.

Item 33.	Recent Sales of Unregistered Securities.

On                              , 2004, the Company issued              shares (the “Shares”) of its common stock, par value $.01 per share, to HBMC Holdings, LLC (“HBMC Holdings”), in exchange for all of the outstanding shares of the common stock of Abetterwayhome Corp. (“Abetterwayhome”). As a result of this exchange, Abetterwayhome, which owns all of the outstanding common stock of HomeBanc Mortgage Corporation, became our wholly owned subsidiary. The Company issued the Shares in reliance upon the exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 4(2) thereof or Regulation D thereunder.

HBMC Holdings, in turn, distributed the Shares to the holders of its common and preferred units to reduce the capital account of those holders to zero. HBMC Holdings made such distribution in reliance upon the exemption from registration under the Securities Act provided by Section 3(a)(9) and/or “Section 4(1 1/2).”

No underwriters were involved in either of the foregoing sales of securities.

During the past three years, the Company has not issued or sold any other unregistered securities.

Each of these sales of securities was made without the use of an underwriter, and the certificates evidencing the shares sold in these transactions bear a restrictive legend permitting the transfer of the underlying shares only upon registration of the shares or an exemption under the Securities Act of 1933, together with an opinion of counsel.

Item 34.	Indemnification of Directors and Officers.

Georgia Business Corporation Code

Section 14-2-851 of the Georgia Business Corporation Code, or the “GBCC,” empowers us to indemnify a director (including a former director and including a director who is or was serving at our request as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise) against liability arising from official acts, provided the director acted in good faith and reasonably believed that his or her conduct was in our best interests. We may indemnify a director with respect to criminal proceedings if the director acted in good faith and had no reasonable cause to believe the conduct was unlawful. We may not indemnify a director adjudged liable for conduct involving receipt of an improper personal benefit.

In addition, Section 14-2-856 of the GBCC permits our articles of incorporation, bylaws, a contract, or resolution approved by the shareholders, to authorize us to indemnify a director against claims to which the director was a party, including claims by us or in our right (e.g., shareholder derivative action). However, we may not indemnify the director for liability to us for any appropriation of a corporate opportunity, intentional misconduct or knowing violation of the law, unlawful distributions or receipt of an improper benefit.

Section 14-2-852 of the GBCC provides for mandatory indemnification against reasonable expenses incurred by a director who is wholly successful in defending an action to which the director was a party due to his or her status as our director on the merits or otherwise. Section 14-2-854 allows a court, upon application by a director, to order indemnification and advancement of expenses if it determines that the director is entitled to indemnification under the GBCC, or it determines that indemnification is fair and reasonable even if the director has failed to meet the statutory standard of conduct provided under Section 14-2-851. However, the court may not order indemnification in excess of reasonable expenses for liability to us or for receipt of an improper benefit.

Section 14-2-857 of the GBCC permits us to indemnify an officer (including a former officer and including an officer who is or was serving at our request as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise) to the same extent as a director. We may indemnify an officer who is not a director to a further extent by means of our articles of incorporation, bylaws, board resolutions, or by contract. However, we may not indemnify an officer for liability arising from conduct involving appropriation of a corporate opportunity, intentional misconduct or knowing violation of the law, unlawful distributions, or receipt of an improper benefit. An officer who is not a director is also entitled to mandatory indemnification and may apply for court-ordered indemnification.

Section 14-2-858 of the GBCC permits us to purchase and maintain insurance on behalf of our directors and officers against liability incurred by them in their capacities or arising out of their status as our directors and officers, regardless of whether we would have the power to indemnify or advance expenses to the director or officer for the same liability under the GBCC.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Articles of Incorporation

Article X of our articles of incorporation exculpates our directors from personal liability for money damages to us or our shareholders to the maximum extent permitted by the GBCC, as it may be amended from time to time. Our articles of incorporation authorize us to indemnify any of our present or former directors or officers who is or was a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative or investigative, other than an action by us, by reason of the fact that he or she is or was our director, officer, employee or agent (or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, limited liability company, joint stock company or association, consortia, company, trust (including a trust qualified under Section 401(a) or 501(c)(17) of the Internal Revenue Code), a portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Internal Revenue Code, bank, trust company, business trust or other entity and governments and political subdivisions thereof and government agencies and authorities) against expenses, including attorneys’ fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such proceeding.

The indemnification covers any claim or liability against the person if the person acted in a manner that he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. No indemnification shall be made in respect to any claim, issue, or matter as to which such person shall have been adjudged to be liable to us, unless the court determines that he or she is fairly and reasonably entitled to indemnity for proper expenses.

Our articles of incorporation require us, to the maximum extent permitted by the GBCC, to indemnify each present or former director, officer, employee or agent who is made a party to a proceeding by reason of his or her service to us against expenses, including attorneys’ fees, actually and reasonably incurred, to the extent that the director, officer, employee, or agent has been successful, on the merits or otherwise, in defense of any action, suit, or proceeding referred to above.

Item 35.	Treatment of Proceeds from Stock Being Registered.

Not applicable.

Item 36.	Financial Statements and Exhibits.

(a)	Financial Statements included in the prospectus.

(b)	Exhibits

Exhibit Number	Description

1.1	Form of Underwriting Agreement, by and among HomeBanc Corp. and J.P. Morgan Securities Inc., as the representative of the underwriters.*

3.1	Articles of Incorporation of HomeBanc Corp.

3.2	Bylaws of HomeBanc Corp.

4.1	Form of Common Stock Certificate.

Exhibit Number	Description

5.1	Opinion of Alston & Bird LLP, counsel to HomeBanc Corp., regarding the legality of the shares of Common Stock being issued.*

8.1	Opinion of Alston & Bird LLP, counsel to HomeBanc Corp., regarding certain tax matters.*

10.1

Amended and Restated Senior Secured Credit Agreement, dated as of December 3, 2003, by and among HomeBanc Mortgage Corporation, JPMorgan Chase Bank, as Administrative Agent, Collateral Agent and a Lender, and each of CommerzBank A.G., New York & Grand Cayman Branches, Keybank National Association, and J.P. Morgan Securities Inc., as Lenders (the “Senior Secured Credit Agreement”).

10.2

Amendment No. 1, dated as of March 8, 2004, to the Senior Secured Credit Agreement, dated as of December 3, 2003, by and among HomeBanc Mortgage Corporation, JPMorgan Chase Bank, as Administrative Agent, Collateral Agent and a Lender.

10.3	First Amended and Restated Warehousing Credit and Security Agreement, dated as of April 30, 2003, by and between HomeBanc Mortgage Corporation and Residential Funding Corporation.

10.4	First Amendment to First Amended and Restated Warehousing Credit and Security Agreement, dated as of July 7, 2003, by and between HomeBanc Mortgage Corporation and Residential Funding Corporation.

10.5	Second Amendment to First Amended and Restated Warehousing Credit and Security Agreement, dated July 21, 2003, by and between HomeBanc Mortgage Corporation and Residential Funding Corporation.

10.6	Third Amendment to First Amended and Restated Warehousing Credit and Security Agreement, dated August 6, 2003, by and between HomeBanc Mortgage Corporation and Residential Funding Corporation.

10.7	Master Repurchase Agreement, dated as of August 8, 2003, by and between Credit Suisse First Boston Mortgage Capital LLC and HomeBanc Mortgage Corporation.

10.8	Master Repurchase Agreement, dated as of February 27, 2002, by and between Merrill Lynch Mortgage Capital Inc. and HomeBanc Mortgage Corporation (the “Master Repurchase Agreement”).

10.9	Amendment No. 1, dated as of April 15, 2003, to the Master Repurchase Agreement, by and between Merrill Lynch Mortgage Capital Inc. and HomeBanc Mortgage Corporation.

10.10	Amendment No. 2, dated as of May 28, 2003, to the Master Repurchase Agreement, by and between Merrill Lynch Mortgage Capital Inc. and HomeBanc Mortgage Corporation.

10.11	Amendment No. 3, dated as of February 25, 2004, to the Master Repurchase Agreement, by and between Merrill Lynch Mortgage Capital Inc. and HomeBanc Mortgage Corporation.

10.12	Loan Purchase Agreement, dated as of July 17, 2001, by and between Countrywide Home Loans, Inc. and HomeBanc Mortgage Corporation (the “Loan Purchase Agreement”).

10.13	Addendum to Loan Purchase Agreement, by and between Countrywide Home Loans, Inc. and HomeBanc Mortgage Corporation, effective July 17, 2001.

Exhibit Number	Description

10.14

Early Purchase Program Addendum, dated as of April 4, 2002, to the Loan Purchase Agreement, by and between Countrywide Home Loans, Inc. and HomeBanc Mortgage Corporation (the “Early Purchase Program Addendum”).

10.15	Amendment No. 1, dated as of July 17, 2002, to the Early Purchase Program Addendum, by and between Countrywide Home Loans, Inc. and HomeBanc Mortgage Corporation.

10.16	Amendment No. 2, dated as of August 1, 2003, to the Early Purchase Program Addendum, by and between Countrywide Home Loans, Inc. and HomeBanc Mortgage Corporation.

10.17	Amendment No. 3, dated as of October 30, 2003, to the Early Purchase Program Addendum, by and between Countrywide Home Loans, Inc. and HomeBanc Mortgage Corporation.

10.18	Amendment No. 4, dated as of November 26, 2003, to the Early Purchase Program Addendum, by and between Countrywide Home Loans, Inc. and HomeBanc Mortgage Corporation.

10.19	Lease Agreement, dated as of June 28, 2003, by and between Summit Parcel 2 Limited Partnership and HomeBanc Mortgage Corporation (2002 Summit Boulevard) (the “Summit Lease”).

10.20	First Amendment, dated as of December 11, 2003, to the Summit Lease, by and between Summit Parcel 2 Limited Partnership and HomeBanc Mortgage Corporation.

10.21	Letter of Credit from JPMorgan Chase Bank (for the Summit Lease).

10.22	Sublease Agreement, dated as of April 28, 2000, by and between First Horizon Home Loan Corporation and HomeBanc Mortgage Corporation (5775 Glenridge Drive).

10.23	HomeBanc Corp. Employee Stock Purchase Plan.*

10.24	HomeBanc Corp. Directors’ Compensation Plan.*

10.25	HomeBanc Mortgage Corporation Deferred Compensation Plan.

10.26	HomeBanc Corp. 2004 Long-Term Incentive Plan, dated as of , 2004.*

10.27	Employment Agreement, dated as of , 2004, by and between HomeBanc Corp. and Patrick S. Flood.*

10.28	Employment Agreement, dated as of , 2004, by and between HomeBanc Corp. and Kevin D. Race.*

10.29	Employment Agreement, dated as of , 2004, by and between HomeBanc Corp. and Steven R. McClellan.*

10.30	Employment Agreement, dated as of , 2004], by and between HomeBanc Corp. and Dr. Paul Lopez.*

10.31	Employment Agreement, dated as of , 2004, by and between HomeBanc Corp. and Dr. D. “Ike” Reighard.*

10.32	Master Repurchase Agreement, dated as of March 8, 2004, by and between Abetterwayhome Finance, LLC and JPMorgan Chase Bank.

Exhibit Number	Description

10.33	Fannie Mae As Soon As Pooled Agreement, dated as of August 16, 2001, by and between Fannie Mae and HomeBanc Mortgage Corporation.

10.34	Form of Retention Bonus Agreement.*

21.1	Subsidiaries of HomeBanc Corp.

23.1	Consent of Ernst & Young LLP.

23.2	Consent of Alston & Bird LLP (included in Exhibit 5.1).

23.3	Consent of Alston & Bird LLP (included in Exhibit 8.1).

24.1	Power of Attorney (included on the signature page(s) of this registration statements).

*	To be filed by amendment.

Item 37.	Undertakings.

A.	Indemnification of Officers, Directors and Controlling Persons

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person of the registrant in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

B.	Rule 430A

The undersigned Registrant hereby undertakes that:

(1) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act, shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Atlanta, state of Georgia, on March 19, 2004.

HOMEBANC CORP.

By:	/s/ PATRICK S. FLOOD

Name: Patrick S. Flood Title: Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints PATRICK S. FLOOD, KEVIN D. RACE, STEVEN R. MCCLELLAN, or any of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement and to sign any registration statement (and any post-effective amendments thereto) effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposed as he or she might or could do in person, hereby ratifying and confirming that said attorney-in-fact, agent, or their substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ PATRICK S. FLOOD Patrick S. Flood	Chairman and Chief Executive Officer (Principal Executive Officer)	March 19, 2004

/s/ KEVIN D. RACE Kevin D. Race	Director, President and Chief Operating Officer	March 19, 2004

/s/ STEVEN R. MCCLELLAN Steven R. McClellan	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 19, 2004

/s/ GLENN T. AUSTIN, JR. Glenn T. Austin, Jr.	Director	March 19, 2004

/s/ KENNETH D. RARDIN Kenneth D. Rardin	Director	March 19, 2004

/s/ DANIEL L. TIMM Daniel L. Timm	Director	March 19, 2004

/s/ EDGAR D. JANNOTTA, JR. Edgar D. Jannotta, Jr.	Director	March 19, 2004

Exhibit Index

Exhibit Number	Description

3.1	Articles of Incorporation of HomeBanc Corp.

3.2	Bylaws of HomeBanc Corp.

4.1	Form of Common Stock Certificate.

10.1

Amended and Restated Senior Secured Credit Agreement, dated as of December 3, 2003, by and among HomeBanc Mortgage Corporation, JPMorgan Chase Bank, as Administrative Agent, Collateral Agent and a Lender, and each of CommerzBank A.G., New York & Grand Cayman Branches, Keybank National Association, and J.P. Morgan Securities Inc., as Lenders (the “Senior Secured Credit Agreement”).

10.2

Amendment No. 1, dated as of March 8, 2004, to the Senior Secured Credit Agreement, dated as of December 3, 2003, by and among HomeBanc Mortgage Corporation, JPMorgan Chase Bank, as Administrative Agent, Collateral Agent and a Lender.

10.3	First Amended and Restated Warehousing Credit and Security Agreement, dated as of April 30, 2003, by and between HomeBanc Mortgage Corporation and Residential Funding Corporation.

10.4	First Amendment to First Amended and Restated Warehousing Credit and Security Agreement, dated as of July 7, 2003, by and between HomeBanc Mortgage Corporation and Residential Funding Corporation.

10.5	Second Amendment to First Amended and Restated Warehousing Credit and Security Agreement, dated July 21, 2003, by and between HomeBanc Mortgage Corporation and Residential Funding Corporation.

10.6	Third Amendment to First Amended and Restated Warehousing Credit and Security Agreement, dated August 6, 2003, by and between HomeBanc Mortgage Corporation and Residential Funding Corporation.

10.7	Master Repurchase Agreement, dated as of August 8, 2003, by and between Credit Suisse First Boston Mortgage Capital LLC and HomeBanc Mortgage Corporation.

10.8	Master Repurchase Agreement, dated as of February 27, 2002, by and between Merrill Lynch Mortgage Capital Inc. and HomeBanc Mortgage Corporation (the “Master Repurchase Agreement”).

10.9	Amendment No. 1, dated as of April 15, 2003, to the Master Repurchase Agreement, by and between Merrill Lynch Mortgage Capital Inc. and HomeBanc Mortgage Corporation.

10.10	Amendment No. 2, dated as of May 28, 2003, to the Master Repurchase Agreement, by and between Merrill Lynch Mortgage Capital Inc. and HomeBanc Mortgage Corporation.

10.11	Amendment No. 3, dated as of February 25, 2004, to the Master Repurchase Agreement, by and between Merrill Lynch Mortgage Capital Inc. and HomeBanc Mortgage Corporation.

10.12	Loan Purchase Agreement, dated as of July 17, 2001, by and between Countrywide Home Loans, Inc. and HomeBanc Mortgage Corporation (the “Loan Purchase Agreement”).

10.13	Addendum to Loan Purchase Agreement, by and between Countrywide Home Loans, Inc. and HomeBanc Mortgage Corporation, effective July 17, 2001.

10.14

Early Purchase Program Addendum, dated as of April 4, 2002, to the Loan Purchase Agreement, by and between Countrywide Home Loans, Inc. and HomeBanc Mortgage Corporation (the “Early Purchase Program Addendum”).

Exhibit Number	Description

10.15	Amendment No. 1, dated as of July 17, 2002, to the Early Purchase Program Addendum, by and between Countrywide Home Loans, Inc. and HomeBanc Mortgage Corporation.

10.16	Amendment No. 2, dated as of August 1, 2003, to the Early Purchase Program Addendum, by and between Countrywide Home Loans, Inc. and HomeBanc Mortgage Corporation.

10.17	Amendment No. 3, dated as of October 30, 2003, to the Early Purchase Program Addendum, by and between Countrywide Home Loans, Inc. and HomeBanc Mortgage Corporation.

10.18	Amendment No. 4, dated as of November 26, 2003, to the Early Purchase Program Addendum, by and between Countrywide Home Loans, Inc. and HomeBanc Mortgage Corporation.

10.19	Lease Agreement, dated as of June 28, 2003, by and between Summit Parcel 2 Limited Partnership and HomeBanc Mortgage Corporation (2002 Summit Boulevard) (the “Summit Lease”).

10.20	First Amendment, dated as of December 11, 2003, to the Summit Lease, by and between Summit Parcel 2 Limited Partnership and HomeBanc Mortgage Corporation.

10.21	Letter of Credit from JPMorgan Chase Bank (for the Summit Lease).

10.22	Sublease Agreement, dated as of April 28, 2000, by and between First Horizon Home Loan Corporation and HomeBanc Mortgage Corporation (5775 Glenridge Drive).

10.25	HomeBanc Mortgage Corporation Deferred Compensation Plan.

10.32	Master Repurchase Agreement, dated as of March 8, 2004, by and between Abetterwayhome Finance, LLC and JPMorgan Chase Bank.

10.33	Fannie Mae As Soon As Pooled Agreement, dated as of August 16, 2001, by and between Fannie Mae and HomeBanc Mortgage Corporation.

21.1	Subsidiaries of HomeBanc Corp.

23.1	Consent of Ernst & Young LLP.